     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1997
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         POLO RALPH LAUREN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                 2337                                    APPLIED FOR
(STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)

                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 318-7000
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               VICTOR COHEN, ESQ.
                                GENERAL COUNSEL
                         POLO RALPH LAUREN CORPORATION
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 318-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
             INCLUDING AREA CODE, OF AGENT FOR SERVICE OF PROCESS)
                            ------------------------

                                WITH COPIES TO:

          JAMES M. DUBIN, ESQ.                        VALERIE FORD JACOB, ESQ.
         EDWIN S. MAYNARD, ESQ.               FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
PAUL, WEISS, RIFKIND, WHARTON & GARRISON                 ONE NEW YORK PLAZA
       1285 AVENUE OF THE AMERICAS                    NEW YORK, NEW YORK 10004
      NEW YORK, NEW YORK 10019-6064                        (212) 859-8000
             (212) 373-3000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF
1933, CHECK THE FOLLOWING BOX.    [ ]

    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER
EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING.    [ ]
---------

    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT
FOR THE SAME OFFERING.    [ ]
---------

    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434,
PLEASE CHECK THE FOLLOWING BOX.     [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

===============================================================================================
                                                                     PROPOSED         AMOUNT OF
                                                            MAXIMUM AGGREGATE      REGISTRATION
 TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED         OFFERING PRICE(1)               FEE
-----------------------------------------------------------------------------------------------
  Class A Common Stock, par value $.01 per share..........  $  600,000,000.00    $   181,819.00
===============================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED APRIL 8, 1997

                                            SHARES

     [LOGO]              POLO RALPH LAUREN CORPORATION

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

    Of the     shares of Class A Common Stock offered,     shares are being
offered hereby in the United States and     shares are being offered in a
concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

    Of the     shares of Class A Common Stock offered,     shares are being sold
by the Company and
shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

    Each share of Class A Common Stock and Class C Common Stock entitles its holder to one vote, whereas each share of Class B Common Stock entitles its holder to ten votes. All of the shares of Class B Common Stock are held by Lauren Family Members. After consummation of the Offerings, Lauren Family Members will beneficially own shares of Class B Common Stock having
approximately     % of the outstanding voting power of the Company's Common
Stock.

    Prior to the Offerings, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price
per share will be between $         and $         . For factors to be considered
in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

    Application will be made to list the Class A Common Stock on the New York Stock Exchange under the symbol "RL".
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                                      PROCEEDS TO
                            INITIAL PUBLIC      UNDERWRITING       PROCEEDS TO          SELLING
                            OFFERING PRICE      DISCOUNT(1)         COMPANY(2)        STOCKHOLDERS
                          ------------------ ------------------ ------------------ ------------------
Per Share................         $                  $                  $                  $
Total(3).................         $                  $                  $                  $

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $         payable by the Company.

(3) The Company and certain Selling Stockholders have granted the Underwriters
    an option for 30 days to purchase up to an additional     shares of Class A
    Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to Selling Stockholders will be
    $         , $         , $         and $         , respectively. See
    "Underwriting".

                            ------------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about
           , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                                            MORGAN STANLEY & CO.
                                                        INCORPORATED
                            ------------------------

                The date of this Prospectus is           , 1997.

                    [PHOTOS OF MODELS, PRODUCTS AND STORES.]

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto contained elsewhere in this Prospectus. Unless otherwise indicated, (i) the information in this Prospectus gives effect to the Reorganization (as defined in "Reorganization and Related Transactions") and (ii) assumes the Underwriters' over-allotment options are not exercised. As used in this Prospectus, references to the "Company" or "Polo" mean Polo Ralph Lauren Corporation, after giving effect to the Reorganization, including the transfer of certain assets and interests in related entities to Polo Ralph Lauren Corporation, as if the Reorganization had occurred at the beginning of the periods discussed and presented herein. See "Reorganization and Related Transactions". The Company utilizes a 52-53 week fiscal year ending on the Saturday nearest March 31. Accordingly, fiscal years 1992, 1993, 1994, 1995 and 1996 ended on March 28, 1992, April 3, 1993, April 2,
1994, April 1, 1995 and March 30, 1996, respectively. References to licensing partners' wholesale net sales have been derived from information obtained from the Company's licensing partners.

                                  THE COMPANY

     Polo Ralph Lauren Corporation ("Polo" or the "Company") is a leader in the design, marketing and distribution of premium lifestyle products. For 30 years, Polo's reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company's brand names, which include "Polo", "Polo by Ralph Lauren", "Polo Sport", "Ralph Lauren", "RALPH", "Lauren", "Polo Jeans Co." and "Chaps", among others, constitute one of the world's most widely recognized families of consumer brands. Directed by Ralph Lauren, the internationally renowned designer, the Company believes it has influenced the manner in which people dress and live in contemporary society, reflecting an American perspective and lifestyle uniquely associated with Polo and Ralph Lauren.

     The Polo brand was established in 1967 when Mr. Lauren introduced a collection of men's ties. In 1968, Polo was established as an independent menswear company offering a line of premium quality men's clothing and sportswear with a distinctive blend of innovation and tradition. The Company's now famous polo player astride a horse logo and Ralph Lauren womenswear products were introduced in 1971. In that same year, the first shop-within-shop boutique dedicated to Polo Ralph Lauren products opened in Bloomingdale's flagship store in New York City and the first Polo store was opened by an independent third party. Commencing in 1973, womenswear products were produced and distributed by a third party under the Company's first licensing alliance. From these beginnings, the Polo and Ralph Lauren brands have been the foundation upon which the Company has based its historic growth. The Company's net revenues, which are comprised of wholesale and retail net sales and licensing revenue, have increased from $678.9 million in fiscal 1992 to $1.0 billion in fiscal 1996, and the Company's income from operations has grown at a 19.1% compound annual rate from $63.2 million in fiscal 1992 to $127.1 million in fiscal 1996.

     Polo combines its consumer insight and design, marketing and imaging skills to offer, along with its licensing partners, broad lifestyle product collections in four categories: apparel, home, accessories and fragrance. Apparel products include extensive collections of menswear, womenswear and children's clothing. The Ralph Lauren Home Collection offers coordinated products for the home including bedding and bath products, interior decor and tabletop and gift items. Accessories encompass a broad range of products such as footwear, eyewear, jewelry and leather goods (including handbags and luggage). Fragrance and skin care products are sold under the Company's Polo, Lauren, Safari and Polo Sport brands, among others. Worldwide wholesale net sales of all products bearing the Company's brands, generated by both Polo and its licensing partners, aggregated approximately $2.5 billion in fiscal 1996 and are displayed in the chart below. Of these sales, approximately 36% occurred outside the United States.

                  FISCAL 1996 WORLDWIDE WHOLESALE NET SALES OF
                        POLO RALPH LAUREN PRODUCTS(1)(2)
                                 (IN MILLIONS)
     Pie chart depicting worldwide wholesale net sales of Polo Ralph Lauren products divided into six wedges labeled, Menswear $1,286,000,000 (51.8%), Womenswear $249,000,000 (10.0%), Home Collection $266,000,000 (10.7%),
Fragrances $288,000,000 (11.6%), Accessories $258,000,000 (10.4%), and
Children's Apparel $135,000,000 (5.5%), respectively.



---------------

(1) Wholesale net sales for products sold by the Company's licensing partners have been derived from information obtained from such licensing partners.

(2) Includes transfers of products to the Company's wholly owned retail operations at wholesale prices or, in the case of outlet stores, at cost.

     Polo's business consists of four integrated operations: wholesale, Home Collection, direct retail and licensing alliances. Wholesale operations primarily consist of the design, sourcing, marketing and distribution of menswear under the Polo by Ralph Lauren, Polo Sport, Polo Golf and Ralph Lauren/Purple Label brands and of womenswear under the Ralph Lauren Collection and Collection Classics, RALPH and Ralph Lauren Polo Sport brands. The Home Collection division designs, markets and sells home products under the Company's brands for its 13 home licensing partners from whom the Company receives royalties. Polo's retail sales are generated by the Company's 27 Polo stores (including stores being acquired pursuant to the PRC Acquisition (as defined)) located in regional malls and high-street shopping areas and its 64 outlet stores located primarily in outlet malls. See "Reorganization and Related Transactions". As part of its licensing alliances, Polo conceptualizes, designs and develops the marketing for a broad range of products under its various brands for which the Company receives royalties from 19 product licensing partners and 14 international licensing partners. Details of the Company's net revenues are shown in the table below.

                                                            FISCAL YEAR             PRO FORMA
                                                      -----------------------     FISCAL 1996(3)
                                                        1995          1996         (UNAUDITED)
                                                      --------     ----------     --------------
                                                                    (IN THOUSANDS)
Wholesale net sales(1)..............................  $496,876     $  606,022       $  567,143
Retail sales........................................   249,719        303,698          430,917
                                                      --------     ----------       ----------
  Net sales.........................................   746,595        909,720          998,060
Licensing revenue(1)(2).............................   100,040        110,153          110,153
                                                      --------     ----------       ----------
  Net revenues......................................  $846,635     $1,019,873       $1,108,213
                                                      ========     ==========       ==========

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner in October 1995 and the fiscal 1996 net revenues reflect the inclusion of womenswear wholesale net sales of $36,692 and an elimination of licensing revenue associated with operations of the womenswear business after the acquisition.

(2) Licensing revenue includes royalties received from Home Collection licensing partners.

(3) Pro forma financial information presented above gives effect to the PRC Acquisition as if it had occurred on April 2, 1995, the first day of fiscal 1996. Prior to the PRC Acquisition, the Company owned a 50% interest in Polo Retail Corporation ("PRC") which it accounted for using the equity method, and as such, did not consolidate PRC's operations. Accordingly, prior to the PRC Acquisition, net revenues did not include PRC's retail sales, while wholesale net sales reflected the Company's sales to PRC. Simultaneous with the closing of the Offerings, the Company will complete the PRC Acquisition. See "Reorganization and Related Transactions" and "Unaudited Pro Forma Combined Financial Information".

STRATEGY

     From its inception, Polo has maintained a consistent operating strategy which has driven growth in sales and earnings. Key elements of this core strategy are as follows:

          OFFER PREMIUM QUALITY PRODUCTS AND DISTINCTIVE DESIGNS. The Company's products reflect a timeless and innovative American style associated with and defined by Polo and Ralph Lauren. The Company's designers work closely with its merchandising, sales and production teams and licensing partners to offer premium quality product collections which incorporate Polo's distinctive lifestyle themes. Mr. Lauren, supported by Polo's design staff of over 180 persons, has won numerous awards for Polo's designs including, most recently, the prestigious 1996 Menswear Designer of the Year and 1995 Womenswear Designer of the Year awards, both of which were awarded by the Council of Fashion Designers of America ("CFDA"). In addition, Mr. Lauren was honored with the CFDA Lifetime Achievement Award in 1992, and is the only person to have won all three of these awards.

          PROMOTE GLOBAL BRANDS AND IMAGE. The Company strives to project a consistent global image for its brands from product design to marketing to point-of-sale. Portraying core lifestyle themes more often than a particular product, Polo's distinctive advertising builds the Company's brand names and image, season after season. In fiscal 1996, Polo and its licensing partners spent over $100 million to advertise and promote the Company's brands worldwide. Polo also presents seasonal fashion shows, directs in-store events and utilizes the services of prominent athletes and models to promote its image.

          CONTROL AND CUSTOMIZE DISTRIBUTION. Polo's reputation for quality and style is also reflected in the distribution of its products. The Company's products are sold through leading upscale department and specialty stores and Polo stores throughout the world. Polo was a pioneer in utilizing shop-within-shop boutiques in major department stores to encourage the effective merchandising and display of Polo Ralph Lauren products. By presenting a broad selection of Polo products in an attractive customized environment, the shop-within-shop boutiques heighten awareness of the Company's brands and differentiate its offerings. The Company estimates that, as of December 28, 1996, more than three million square feet of retail space worldwide (including Polo stores and approximately 1,700 department store shop-within-shop boutiques in the United States) were exclusively dedicated to products sold under the Company's brands.

          BUILD STRATEGIC LICENSING ALLIANCES. Polo's licensing alliances have been a key factor in the Company's ability to offer an extensive array of products domestically and internationally. Through these alliances, Polo combines its consumer insight and design, marketing, and imaging skills with the specific product or geographic competencies of its licensing partners to create and build new businesses. Important examples of these alliances include those with industry leaders such as L'Oreal, S.A. in fragrances, WestPoint Stevens, Inc. in bedding and bath products, and Seibu Department Stores, Ltd. in connection with the offering of Polo products in Japan.

          DEVELOP POLO RALPH LAUREN STORES. The Company enhances the sale and merchandising of its products and builds the awareness and identity of its brands through its Polo stores and outlet stores. The Company's two flagship stores, located on Madison Avenue in New York City, offer unique shopping environments which communicate the complete Polo lifestyle. Over 100 Polo stores are operated by the Company and its licensing and joint venture partners in over 25 countries worldwide. The Company also operates 64 outlet stores which broaden its customer base and contribute to profitability while maintaining the integrity of its primary distribution channels.

     The Company believes that the ongoing implementation of these operating strategies in combination with its growth strategies positions the Company for continued success. Polo's growth strategies are as follows:

          EXPAND THE FAMILY OF POLO BRANDS. The Company continually creates new brands based upon the original Polo and Ralph Lauren concepts to address new markets and consumer groups and maintain Polo's premium image. For example, in fiscal 1994, the Polo Sport label was created to introduce a new line of fitness apparel targeted at the growing market for functional, performance-oriented sport and outdoor wear. In Fall 1995, Polo launched its exclusive, limited distribution Purple Label brand of men's tailored clothing. Representing the Company's most refined apparel perspective, Purple Label reinforces Polo's reputation for quality, innovation and style. In Fall 1996, Polo introduced a denim-based line of sportswear for men, women and children under the Polo Jeans Co. brand. With price points below those of Polo's core apparel lines and a more casual contemporary styling, Polo Jeans Co. is designed to appeal to younger consumers.

          DEVELOP NEW PRODUCT CATEGORIES AND BUSINESSES WITHIN EXISTING
     BRANDS. Polo builds sales within its existing brands by devoting resources to less developed product areas and adding new product categories. For example, in Spring 1994, the Company added skin care products to its Polo Sport fragrance line and in fiscal 1996, introduced a line of paints and wall finishes as part of Home Collection. Similarly, while Polo has offered footwear since 1972, the Company plans to launch a full range of athletic footwear in 1998.

          LEVERAGE POLO BRANDS IN INTERNATIONAL MARKETS. The Company believes that international markets offer additional opportunities for Polo's quintessential American designs and lifestyle image and is committed to the global development of its businesses. International expansion opportunities may include the roll out of new products and brands following their launch in the U.S., the introduction of additional product lines, the entrance into new international markets and the addition of Polo stores in these markets. For example, following the successful launch of Polo Jeans Co. in the United States in Fall 1996, the Company formalized its plans to introduce the line in Canada, Europe and Asia in Fall 1997.

          CAPITALIZE ON WOMENSWEAR OPPORTUNITY. The Company believes the womenswear market offers significant opportunity for it to further capitalize on its position both domestically and internationally as a leading designer of womenswear. The Company acquired its womenswear business from a former licensing partner in October 1995. In addition to allowing the Company to improve the operations of its existing womenswear designer and bridge lines, the acquisition has enabled Polo to take important growth initiatives in additional segments of the womenswear market. In Fall 1996, for example, the Company and a new licensing partner launched the Lauren line of women's better sportswear and career apparel. Wholesale net sales of Lauren products by the Company's licensing partner
     are expected to exceed $   million in its first nine months of
     distribution.

          CONTINUE RETAIL EXPANSION. The Company plans to expand its retail presence by adding five or more Polo stores, including flagship stores in London and Chicago, over the next two years. The Company also plans to add ten to 20 new outlet stores over the next three years. In addition, in fiscal 1998, the Company plans to test market a Polo Jeans Co. store.

REORGANIZATION AND RELATED TRANSACTIONS

     In anticipation of the Offerings, the Company is effecting an internal reorganization and certain other transactions including the PRC Acquisition and the Trademark Acquisition (as defined), all of which will be completed prior to or simultaneously with the closing of the Offerings. See "Reorganization and Related Transactions" and "Certain Relationships and Related Transactions".

     The principal executive offices of the Company are located at 650 Madison Avenue, New York, New York 10022. The Company's telephone number at such address is (212) 318-7000.

                                 THE OFFERINGS

     The offering hereby of      shares of Class A Common Stock, par value $.01
per share, of the Company (the "Class A Common Stock" and, collectively with the Class B Common Stock, par value $.01 per share (the "Class B Common Stock") and Class C Common Stock, par value $.01 per share (the "Class C Common Stock"), the "Common Stock") initially being offered in the United States (the "U.S.
Offering") and the offering of      shares of Class A Common Stock initially
being offered in a concurrent international offering outside the United States (the "International Offering") are collectively referred to as the "Offerings". The closing of each Offering is conditioned upon the closing of the other Offering.

Class A Common Stock Offered:

     The Company........................           Shares
     The Selling Stockholders...........           Shares
                                          -------
          Total.........................           Shares
                                          ========
Common Stock to be outstanding after the
  Offerings:
  Class A Common Stock..................           Shares(1)
  Class B Common Stock..................           Shares(2)
  Class C Common Stock..................           Shares(2)
                                          -------
          Total.........................           Shares(1)
                                          ========
Use of Proceeds(3)...................... The Company intends to use the estimated net
                                         proceeds of $          from the Offerings to
                                         repay indebtedness and to pay the Dividend (as
                                         defined) and the Reorganization Notes (as
                                         defined). The Company will not receive any
                                         proceeds from the sale of shares of Class A
                                         Common Stock by the Selling Stockholders. See
                                         "Use of Proceeds".

---------------

(1) Does not include approximately         shares of Class A Common Stock
    subject to stock options granted to certain employees and non-employee directors simultaneous with the closing of the Offerings. See
    "Management -- 1997 Stock Incentive Plan" and "-- 1997 Non-Employee Director
    Option Plan". Includes         shares of Class A Common Stock to be issued
    in connection with the PRC Acquisition based on an initial public offering
    price of $        .

(2) Shares of Class B Common Stock are convertible at any time into Class A Common Stock on a one-for-one basis and convert automatically into Class A Common Stock upon a transfer to anyone other than a Lauren Family Member (as defined). Shares of Class C Common Stock are convertible at any time into Class A Common Stock on a one-for-one basis and convert automatically into Class A Common Stock upon a transfer to anyone other than an affiliate of the GS Group (as defined). See "Certain Relationships and Related Transactions", "Principal and Selling Stockholders" and "Description of Capital Stock".

(3) After deducting the underwriting discount and estimated expenses of the Offerings and assuming no exercise of the Underwriters' over-allotment options.

Voting Rights........................... The holders of Class A Common Stock generally have rights identical to holders of Class B
                                         Common Stock and Class C Common Stock, except
                                         that holders of Class A Common Stock and Class C
                                         Common Stock are entitled to one vote per share
                                         and holders of Class B Common Stock are entitled
                                         to ten votes per share. Holders of all classes
                                         of Common Stock generally will vote together as
                                         a single class on all matters presented to the
                                         stockholders for their vote or approval except
                                         for the election of directors and as otherwise
                                         required by Delaware law. Immediately after the
                                         closing of the Offerings, holders of Class B
                                         Common Stock, voting as a class, will be
                                         entitled to elect four of the six members of the
                                         Board of Directors. See "Description of Capital
                                         Stock -- Common Stock -- Voting Rights".
Proposed New York Stock Exchange
  ("NYSE") symbol....................... RL

                                  RISK FACTORS

     See "Risk Factors" beginning on page 12 for a discussion of certain factors that should be considered in evaluating an investment in the Class A Common Stock.

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The summary historical financial data presented below for each of the five fiscal years in the period ended March 30, 1996 have been derived from the Company's audited Combined Financial Statements. The summary historical financial data as of December 28, 1996 and for the nine months ended December 30, 1995 and December 28, 1996 were derived from the Company's unaudited Combined Financial Statements which contain all accruals and all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the financial information for such period. The results of operations for the nine months ended December 28, 1996 are not necessarily indicative of the operating results that may be expected for the full year. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Combined Financial Statements and Notes thereto, the unaudited Combined Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus. The following table also includes certain unaudited pro forma combined statement of income data for fiscal 1996 and the nine months ended December 28, 1996 which give effect to the Reorganization, the PRC Acquisition and certain other adjustments as if they had occurred on April 2, 1995. In addition, the unaudited pro forma combined balance sheet data, as adjusted, give effect to the Reorganization, the PRC Acquisition, the Offerings and certain other adjustments as if they had occurred on December 28, 1996. See "Unaudited Pro Forma Combined Financial Information".

                                                    FISCAL YEAR ENDED                                NINE MONTHS ENDED
                              --------------------------------------------------------------    ----------------------------
                              MARCH 28,    APRIL 3,     APRIL 2,     APRIL 1,     MARCH 30,     DECEMBER 30,    DECEMBER 28,
                                1992        1993(1)       1994         1995          1996           1995            1996
                              ---------    ---------    ---------    ---------    ----------    ------------    ------------
                                                                      (IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales..................   $607,799     $ 684,923    $ 726,568    $746,595     $  909,720      $667,835        $764,374
Licensing revenue..........     71,052        82,418       84,174     100,040        110,153        81,925          98,132
                              --------      --------     --------    --------     ----------      --------        --------
  Net revenues.............    678,851       767,341      810,742     846,635      1,019,873       749,760         862,506
Cost of goods sold.........    369,495       425,322      466,525     474,999        583,546       425,784         473,629
                              --------      --------     --------    --------     ----------      --------        --------
  Gross profit.............    309,356       342,019      344,217     371,636        436,327       323,976         388,877
Selling, general and
  administrative
  expenses.................    246,172       259,941      262,825     261,506        309,207       228,781         274,450
                              --------      --------     --------    --------     ----------      --------        --------
  Income from operations...     63,184        82,078       81,392     110,130        127,120        95,195         114,427
Interest expense...........     20,255        19,209       15,880      16,450         16,287        12,265          10,725
Equity in net loss of
  affiliate................         --            --        2,837         262          1,101           590           1,654
                              --------      --------     --------    --------     ----------      --------        --------
  Income before income
    taxes..................     42,929        62,869       62,675      93,418        109,732        82,340         102,048
Provision for income
  taxes....................      2,726         4,960        8,778      13,244         10,925        11,042          20,688
                              --------      --------     --------    --------     ----------      --------        --------
  Net income...............   $ 40,203     $  57,909    $  53,897    $ 80,174     $   98,807      $ 71,298        $ 81,360
                              ========      ========     ========    ========     ==========      ========        ========

                                                   (Continued on following page)

                                                                                       FISCAL YEAR     NINE MONTHS
                                                                                          ENDED           ENDED
                                                                                        MARCH 30,      DECEMBER 28,
                                                                                          1996             1996
                                                                                       -----------     ------------
                                                                                        (IN THOUSANDS, EXCEPT PER
                                                                                               SHARE DATA)
PRO FORMA STATEMENT OF INCOME DATA (UNAUDITED)(2):
Net sales...........................................................................    $ 998,060        $827,754
Licensing revenue...................................................................      110,153          98,132
                                                                                        ---------       ---------
Net revenues........................................................................    1,108,213         925,886
Cost of goods sold..................................................................      622,342         497,283
                                                                                        ---------       ---------
Gross profit........................................................................      485,871         428,603
Selling, general and administrative expenses........................................      360,546         316,546
                                                                                        ---------       ---------
Income from operations..............................................................      125,325         112,057
Interest expense....................................................................       18,218          12,420
Equity in net loss of affiliate.....................................................          158              --
                                                                                        ---------       ---------
Income before income taxes..........................................................      106,949          99,637
Provision for income taxes(3).......................................................       45,988          42,844
                                                                                        ---------       ---------
Net income..........................................................................    $  60,961        $ 56,793
                                                                                        =========       =========
Per share information(4)............................................................
                                                                                        =========       =========
Number of common shares assumed outstanding(4)......................................
                                                                                        =========       =========

                                                                                             DECEMBER 28, 1996
                                                                                        ---------------------------
                                                                                                       PRO FORMA,
                                                                                                           AS
                                                                                                      ADJUSTED(5)
                                                                                         ACTUAL       (UNAUDITED)
                                                                                        --------     --------------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (excluding cash and short-term debt).................................   $256,982
Inventories..........................................................................    236,754
Total assets.........................................................................    544,404
Total debt...........................................................................    138,156
Partners' capital and stockholders' equity...........................................    252,099

---------------

(1) Fiscal 1993 was a 53 week year.

(2) The Company's combined statement of income has been adjusted to reflect the PRC Acquisition, including the amortization of goodwill over 25 years associated with such acquisition and the elimination of equity in loss of affiliate.

(3) Increase of $35,063 and $22,156 for the fiscal year ended March 30, 1996 and for the nine months ended December 28, 1996, respectively, for income taxes based upon pro forma pre-tax income as if the Company had been subject to additional Federal and state income taxes as of the beginning of each period, based upon a pro forma effective tax rate of 43%. The entities in the combined group include principally partnerships which are not subject to Federal and certain state income taxes. However, effective with the Reorganization, the Company will be subject to such taxes at the corporate level. See "Reorganization and Related Transactions".

(4) Pro forma net income per share is based upon (a)         shares of Common
    Stock outstanding as a result of the Reorganization; (b)         shares of
    Class A Common Stock being sold by the Company, assuming an initial public
    offering price of $        ($        , net of expenses) per share, the
    proceeds of which would be necessary to pay the Dividend and the
    Reorganization Notes in the amount of $        to the persons or entities
    who were the stockholders of the Company immediately prior to the
    commencement of the Offerings; and (c)         shares of Class A Common
    Stock to be issued in connection with the PRC Acquisition. See "Reorganization and Related Transactions".

(5) The unaudited pro forma, as adjusted, balance sheet data reflects (a) the Reorganization; (b) the declaration by the Company of the Dividend of $ million and the issuance of the Reorganization Notes in the amount of $ million, on the sale of a sufficient number of shares of Class A Common Stock included in the Offerings (assuming an initial public offering price
    of $        per share); (c) the termination of the Company's partnership status resulting in a deferred tax asset of $28.2 million; (d) the PRC Acquisition; and (e) the sale of shares of Class A Common Stock in the
    Offerings at an initial public offering price of $    per share and no
    exercise of the Underwriters' over-allotment options. See "Reorganization and Related Transactions".

                                  RISK FACTORS

     Prospective investors should consider carefully the following information in conjunction with the other information contained in this Prospectus before purchasing the Class A Common Stock offered hereby.

DEPENDENCE ON MR. RALPH LAUREN AND OTHER KEY PERSONNEL

     Mr. Ralph Lauren's leadership in the design, marketing and operational areas has been a critical element of the Company's success. The loss of the services of Mr. Lauren and any negative market or industry perception arising from such loss could have a material adverse effect on the Company. The Company is not protected by key-man or similar life insurance policies for Mr. Lauren.

     The Company believes that it has developed depth and experience within its design teams and management. However, no assurance can be given that the Company's business would not be adversely affected if certain key members of the Company's design teams or management ceased for any reason to be active in the business of the Company.

FASHION AND APPAREL INDUSTRY RISKS

     The Company believes that its success depends in substantial part on its ability to originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. There can be no assurance that the Company will continue to be successful in this regard. If the Company misjudges the market for its products, it may be faced with significant excess inventories for some products and missed opportunities with others. In addition, weak sales and resulting markdown requests from customers could have a material adverse effect on the Company's business, results of operations and financial condition.

     The industries in which the Company operates are cyclical. Purchases of apparel and related merchandise and home products tend to decline during recessionary periods and also may decline at other times. While the Company has fared well in recent years, in a difficult retail environment, there can be no assurance that the Company will be able to maintain its historical rate of growth in revenues and earnings, or remain profitable in the future. Further, uncertainties regarding future economic prospects could affect consumer spending habits and have an adverse effect on the Company's results of operations.

CHANGES IN THE RETAIL INDUSTRY

     In recent years, the retail industry has experienced consolidation and other ownership changes. In addition, some of the Company's customers have operated under the protection of the federal bankruptcy laws. In the future, retailers in the United States and in foreign markets may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail industry. While such changes in the retail industry to date have not had a material adverse effect on the Company's business or financial condition, there can be no assurance as to the future effect of any such changes.

DEPENDENCE ON CERTAIN CUSTOMERS

     Certain of the Company's department store customers, including some under common ownership, account for significant portions of the Company's gross revenues. During fiscal 1996, Federated Department Stores, Inc., The May Department Stores Company and Dillard Department Stores, Inc. each accounted for between 11% and 18% of sales by the Company's sales force of its menswear, womenswear and Home Collection products. A substantial portion of sales of the Company's products by its domestic licensing partners are also made to the Company's largest department store customers. The Company's ten largest customers accounted for approximately

63% of the sales by the Company's sales force during fiscal 1996. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from the Company or its licensing partners, or to change its manner of doing business could have a material adverse effect on the Company's financial condition and results of operations. While the Company believes that purchasing decisions in many cases are made independently by each department store chain under common ownership, the trend may be toward more centralized purchasing decisions. See
"Business -- Operations -- Domestic Wholesale and Home Collection Customers and Service".

DEPENDENCE ON LICENSING PARTNERS

     A substantial portion of the Company's net income is derived from licensing revenue received from its licensing partners. Approximately 43% of the Company's licensing revenue in fiscal 1996 was derived from three licensing partners. Two of these licensing partners, Seibu Department Stores, Ltd. and WestPoint Stevens, Inc., each accounted for more than 15% of the Company's licensing revenue in fiscal 1996. The risk factors associated with the Company's own products apply to its licensed products as well, in addition to any number of possible risks specific to a licensing partner's business. A substantial portion of sales of the Company's products by its domestic licensing partners are also made to the Company's largest customers. While the Company has significant control over its licensing partners' products and advertising, it relies on its licensing partners for, among other things, operational and financial control over their businesses. In addition, failure by the Company to maintain its existing licensing alliances could adversely affect the Company's financial condition and results of operations. Although the Company believes in most circumstances it could replace existing licensing partners if necessary, its inability to do so for any period of time could adversely affect the Company's revenues both directly from reduced licensing revenue received and indirectly from reduced sales of the Company's other products. See
"Business -- Operations -- Home Collection" and "-- Operations -- Licensing Alliances".

COMPETITION

     Competition is strong in the segments of the fashion and consumer product industries in which the Company operates. The Company competes with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories, fragrances and home furnishing products, some of which may be significantly larger and more diversified and have greater resources than the Company. The Company's business depends on its ability to shape, stimulate and respond to changing consumer tastes and demands by producing innovative, attractive and exciting products, brands and marketing, as well as on its ability to remain competitive in the areas of quality and price. See
"Business -- Competition".

ABILITY TO ACHIEVE GROWTH

     As part of its growth strategy, the Company seeks to create new brands, develop new product categories and businesses within existing brands and introduce new brands and product categories to international markets. In addition, the Company seeks to capitalize on its position as a leading designer of womenswear. There can be no assurance that these strategies will be successful. The Company also intends to continue to expand its network of retail stores. The actual number and type of such stores to be opened and their success will depend on various factors, including the performance of the Company's wholesale and retail operations, the ability of the Company to manage such expansion and hire and train personnel, the availability of desirable locations and the negotiation of acceptable lease terms for new locations and upon lease renewals for existing locations. There can be no assurance that the Company will be able to open and operate new stores on a timely or profitable basis. See "Business -- Strategy" and "-- Operations".

DEPENDENCE ON UNAFFILIATED MANUFACTURERS

     The Company does not own or operate any manufacturing facilities and is therefore dependent upon independent third parties for the manufacture of all of its products. The Company's products are manufactured to its specifications by both domestic and international manufacturers. The inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company's financial condition and results of operations. The Company does not have long-term contracts with any manufacturers. One manufacturer engaged by the Company accounted for approximately 23% of the Company's total production during fiscal 1996. No other manufacturer accounted for more than five percent of the Company's total production in fiscal 1996.

     The Company's agreements require its licensing partners and independent manufacturers to operate in compliance with applicable laws and regulations. While the Company's internal operating guidelines promote ethical business practices and the Company's staff periodically visits and monitors the operations of its independent manufacturers, the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company or by one of the Company's licensing partners, or the divergence of an independent manufacturer's or licensing partner's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Sourcing, Production and Quality".

FOREIGN OPERATIONS AND SOURCING; IMPORT RESTRICTIONS

     A significant portion of the Company's products are currently sourced outside the United States through arrangements with over 75 foreign manufacturers in 22 different countries. During fiscal 1996, approximately 70% of the Company's piece goods were purchased from sources outside the United States. In that same period, approximately 36% (by dollar volume) of men's and women's products were produced in the United States; 54% of men's and women's products were produced in the Far East; and the balance was produced elsewhere.

     Risks inherent in foreign operations include changes in social, political and economic conditions which could result in the disruption of trade from the countries in which the Company's manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Sourcing, Production and Quality".

     The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported products are also subject to United States customs duties which comprise a material portion of the cost of the merchandise. The United States and the countries in which the Company's products are produced or sold may, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company's financial condition and results of operations.

TRADEMARKS

     The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. In the course of international expansion, the Company has, however, experienced conflict with various third parties which have acquired or claimed ownership rights in certain trademarks which include Polo and/or a representation of a polo player astride a horse, or otherwise contested the Company's rights to its trademarks. The Company has in the past successfully resolved such conflicts through both legal action and negotiated settlements. Nevertheless, there can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violative of the trademarks and proprietary rights of others. Moreover, no assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights of the Company or that the Company will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Trademarks".

FOREIGN CURRENCY FLUCTUATIONS

     The Company generally purchases its products in U.S. dollars. However, the Company sources a significant amount of its products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. The Company's international licensing revenue generally is derived from sales in foreign currencies and such revenue could be materially affected by currency fluctuations. In fiscal 1996, approximately 35% of the Company's licensing revenue was received from international licensing partners. Changes in currency exchange rates may also affect the relative prices at which the Company and foreign competitors sell their products in the same market. The Company, from time to time, hedges certain exposures to changes in foreign currency exchange rates arising in the ordinary course of business. There can be no assurance that foreign currency fluctuations will not have a material adverse impact on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

MATERIAL BENEFITS TO PRINCIPAL STOCKHOLDERS

     The Company intends to use the net proceeds of the Offerings received by it
to, among other things, repay approximately $     million of subordinated debt
held by Mr. Lauren and certain investment funds affiliated with The Goldman Sachs Group, L.P. (collectively, the "GS Group"), and pay the Dividend and the
Reorganization Notes in the amount of approximately $     million, in aggregate.
Mr. Lauren and/or one or more Lauren Family Trusts (as defined) are Selling
Stockholders and will receive $     million of proceeds, based on an initial
public offering price of $     per share, from the sale of shares sold in the
Offerings. The GS Group, also a Selling Stockholder, will receive $     million
of proceeds, based on an initial public offering price of $ per share, from the sale of shares sold in the Offerings. The GS Group is an affiliate of Goldman, Sachs & Co. which is one of the underwriters of the Offerings. See "Use of Proceeds", "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders".

CONTROL BY LAUREN FAMILY MEMBERS AND ANTI-TAKEOVER EFFECT OF MULTIPLE CLASSES OF STOCK

     Holders of the Company's Class A Common Stock and Class C Common Stock are entitled to one vote per share and holders of the Company's Class B Common Stock are entitled to ten votes per share. Immediately after the Offerings, Lauren
Family Members will beneficially own all           shares of the Company's
outstanding Class B Common Stock representing      % of the voting power of the
Common Stock and the right to elect four of the initial six directors of the Company. Accordingly, Lauren Family Members will, until they in the aggregate sell substantially all of their

Class B Common Stock, be able to elect a majority of the Company's directors and, if they vote in the same manner, determine the disposition of practically all matters submitted to a vote of the Company's stockholders, including mergers, going private transactions and other extraordinary corporate transactions and the terms thereof. See "Management -- Board of Directors", "Principal and Selling Stockholders" and "Description of Capital Stock".

     Lauren Family Members will, until they in the aggregate sell substantially all of their Class B Common Stock, have the ability, by virtue of their stock ownership, to prevent or cause a change in control of the Company. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and material agreements may be deemed to have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control of the Company. In addition, the Company's 1997 Stock Incentive Plan provides for accelerated vesting of stock options upon a "change in control" of the Company. See "Management -- Executive Compensation Agreements", "-- Board of Directors", "-- 1997 Stock Incentive Plan", "Certain Relationships and Related Transactions" and "Description of Capital Stock".

ABSENCE OF PRIOR PUBLIC MARKET FOR CLASS A COMMON STOCK;
POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price of the Class A Common Stock has been determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters, and may not be indicative of the market price of the Class A Common Stock after the Offerings. An application will be made to list the Company's Class A Common Stock on the NYSE; however, there can be no assurance that an active trading market will develop or be sustained for the Class A Common Stock or that the Class A Common Stock will trade in the public market at or above the initial public offering price. See "Underwriting".

     The stock market has from time to time experienced extreme price and volume volatility. In addition, the market price of the Company's Class A Common Stock may be influenced by a number of factors, including investor perceptions of the Company and comparable public companies, changes in conditions or trends in the industries in which the Company operates or in the industries of the Company's significant customers, and changes in general economic and other conditions. Factors such as quarter-to-quarter variations in the Company's revenues and earnings could also cause the market price of the Class A Common Stock to fluctuate significantly.

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON STOCK PRICE; REGISTRATION RIGHTS

     Sales of a substantial number of shares of Class A Common Stock in the public market, or the perception that such sales may occur could adversely affect prevailing market prices for the Class A Common Stock. Upon completion of
the Offerings, the Company will have outstanding a total of           shares of
Class A Common Stock,           shares of Class B Common Stock and
shares of Class C Common Stock. Of such shares, the           shares of Class A
Common Stock being sold in the Offerings (together with any shares sold upon exercise of the Underwriters' over-allotment options) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any affiliate (an "Affiliate") of the Company (within the meaning of the Securities Act of 1933, as amended (the "Securities Act")).
All           shares of Class B Common Stock (which may be converted into Class
A Common Stock at any time) will be owned by the Lauren Family Members and all shares of Class C Common Stock (which may be converted into Class A Common Stock at any time) will be owned by the GS Group. For so long as any stockholder remains an Affiliate of the Company, any shares of Class A Common Stock (including any shares issued upon conversion of other classes of Common Stock) held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144, and any sales by an affiliate under Rule 144 would be subject to the volume and other limitations under such rule. In addition, certain Lauren Family Members and the GS Group will be entitled to registration rights with respect to their shares of Class B Common Stock and Class C Common Stock, respectively. The Company, Lauren Family Members that own shares of Common Stock, the GS Group and officers and directors of the Company have agreed not to offer, sell or contract to sell any shares of Class A Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., as representative of the Underwriters. See "Certain Relationships and Related Transactions -- Registration Rights Agreement", "Description of Capital Stock" and "Shares Eligible for Future Sale".

ABSENCE OF DIVIDENDS

     The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and expansion of its business and has no current intention to pay cash dividends on its Common Stock. See "Dividend Policy" and "Reorganization and Related Transactions".

DILUTION

     Purchasers of Class A Common Stock in the Offerings will experience immediate dilution in the net tangible book value per share of the Class A Common Stock from the initial public offering price. Based on an assumed initial
public offering price of $          per share (the midpoint of the range of
offering prices set forth on the cover of this Prospectus), such dilution would
have been equal to $          per share as of December 28, 1996. See "Dilution".

FORWARD-LOOKING STATEMENTS

     This Prospectus includes forward-looking statements, including statements regarding, among other items, (i) the Company's anticipated growth strategies,
(ii) the Company's intention to introduce new products and enter into new licensing alliances, (iii) the Company's plans to open new retail stores, (iv) future expenditures for capital projects, and (v) the Company's ability to continue to maintain its brand image and reputation. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the facts described in "Risk Factors" including, among others, (i) changes in the competitive marketplace, including the introduction of new products or pricing changes by the Company's competitors, and (ii) changes in the economy. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

                    REORGANIZATION AND RELATED TRANSACTIONS

REORGANIZATION

     Since October 1994, the Company has conducted its operations through two primary operating partnerships, Polo Ralph Lauren Enterprises, L.P. ("Enterprises") and Polo Ralph Lauren, L.P. ("Polo LP"), and certain other entities. In October 1995, the Company purchased certain of the assets of its former womenswear licensing partner and formed The Ralph Lauren Womenswear Company, L.P. ("Womenswear LP" and, together with Enterprises and Polo LP, the "Operating Partnerships"). In April 1997, a corporation wholly owned by Mr. Lauren through which he held certain interests in Enterprises and Polo LP merged into Polo Ralph Lauren Corporation, a newly formed entity also wholly owned by Mr. Lauren, in exchange for shares of Class A Common Stock and Class B Common Stock. Prior to the commencement of the Offerings, the GS Group will contribute their interests, and Mr. Lauren and certain related entities will contribute their remaining interests, respectively, in the Operating Partnerships and certain other related entities to the Company in exchange for shares of Common Stock and promissory notes (the "Reorganization Notes") of the Company with the result that such entities will become wholly owned by the Company, and Enterprises and Polo LP will dissolve by operation of law (the "Reorganization").

     As a result of its partnership structure, prior to the Reorganization, the earnings of the Company (other than earnings of certain retail operations) were included in the taxable income of the Company's partners for Federal and certain state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than certain state and local franchise and similar taxes. On and after the Reorganization, the Company will be fully subject to Federal and state income taxes.

     Prior to the Reorganization, (i) the Operating Partnerships will make distributions to their partners of all or a portion of their undistributed earnings (and the Company will then distribute to its sole stockholder the amount received by it), (ii) the Company will distribute to its sole stockholder any assets that it holds (other than its interests in the Operating Partnerships and contracts relating to the PRC Acquisition) and (iii) then the Company will
declare a dividend to its sole stockholder in an amount of $     million which
is the Company's estimate of its share of the undistributed earnings of the Operating Partnerships through the closing of the Reorganization which have been or will be included in the taxable income of its sole stockholder (the "Dividend"). The amount of the Reorganization Notes will equal the amount of the Dividend that the holders would have received if they had been stockholders on
the record date of the Dividend which amount is expected to be $     million.
The Dividend and the Reorganization Notes will be paid out of a portion of the net proceeds of the Offerings. In the event the actual amount of undistributed earnings through the closing of the Reorganization is later determined to be in excess of the sum of the amount of the Dividend and the Reorganization Notes, the Company will then declare and pay a second dividend (the "Second Dividend") to the holders of the Class B Common Stock and Class C Common Stock in the amount of the difference. See "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders".

PRC ACQUISITION

     Effective April 3, 1997, the Company entered into purchase agreements with certain third parties to acquire the 50% interest in PRC and minority interests in related entities that the Company did not previously own for aggregate consideration of approximately $10.4 million, which acquisition (the "PRC Acquisition") will be completed simultaneous with the Offerings. The consideration to be paid by the Company includes a cash payment of $8.4 million, made on April 3, 1997, and a payment of $2.0 million to be paid concurrently with the closing of the Offerings with shares of Class A Common Stock, valued at the initial public offering price (subject to the right to receive cash in lieu of shares of Class A Common Stock on or prior to the closing of the Offerings in certain instances). See "Certain Relationships and Related Transactions".

TRADEMARK ACQUISITION

     Simultaneous with the Reorganization, the Company will also acquire from a related entity the trademarks and rights under a licensing agreement related to its U.S. fragrance business and the interests it did not already own from an entity under common control that holds the trademarks related to its international licensing business (the "Trademark Acquisition") in exchange for shares of Class B Common Stock. See "Certain Relationships and Related Transactions".

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Offerings, assuming
an initial public offering price of $          per share, the mid-point of the
range set forth on the cover page of this Prospectus, are estimated to be
approximately $          million (approximately $          million if the
Underwriters' over-allotment options are exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such proceeds as follows: (i) to
repay approximately $     million outstanding under the Subordinated Notes (as
defined) held by Mr. Lauren and the GS Group; (ii) to repay approximately $ million of borrowings from commercial banks under the Womenswear LP credit
facility; (iii) to repay approximately $     million of borrowings from
commercial banks under the PRC credit facility; (iv) to pay the Dividend and the
Reorganization Notes of approximately $          million to Mr. Lauren and
related entities and the GS Group; and (v) to repay approximately $
million (or $          if the Underwriters' over-allotment options are exercised
in full) of the borrowings outstanding under the Company's revolving line of credit and term loan.

     At the time of the formation of Enterprises and Polo LP, each of the GS Group and Mr. Lauren made loans to Enterprises in the aggregate principal amount of $7.0 million and $17.0 million, respectively (the "Subordinated Notes"). The Subordinated Notes bear interest at the prime rate, payable quarterly, and mature on March 1, 2001. The Womenswear LP credit facility matures in October 2000 and consists of a revolving credit facility and a term loan which bear interest at the institution's reference rate and the institution's reference rate plus 0.5%, respectively. The PRC credit facility matures in October 1999 and bears interest at the prime rate plus 1.0%-1.5%. The Company's credit facility matures in October 2000 and bears interest primarily at LIBOR plus 1.75%. The Reorganization Notes are non-interest bearing and are due on the earlier of (i) the date of completion of the Offerings and (ii) the sixtieth day following the declaration date of the Dividend. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     The Company will not receive any of the proceeds from the sale of shares of the Class A Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

     Prior to the commencement of the Offerings, the Company will declare the Dividend representing certain undistributed earnings of the Operating Partnerships through the closing date of the Reorganization. To the extent that undistributed earnings of the Operating Partnerships through the closing date of the Reorganization are later determined to have exceeded the sum of the amount of the Dividend and the Reorganization Notes, the Second Dividend representing the difference between the actual undistributed earnings and the amount of the Dividend and the Reorganization Notes will be paid after the closing date of the Offerings to the holders of the Class B Common Stock and Class C Common Stock. Purchasers of shares of Class A Common Stock in the Offerings will not receive any portion of the Dividend or the Second Dividend, if any.

     The Company anticipates that, other than with respect to the foregoing Dividend and Second Dividend, if any, all earnings will be retained for the foreseeable future for use in the operation of the business. The Company's future dividend policy will depend upon the future results of operations, capital requirements and financial condition of the Company, and other factors considered relevant by the Board of Directors, including any contractual or statutory restrictions on the Company's ability to pay dividends. For certain information regarding distributions made by the Company prior to the date hereof, see "Reorganization and Related Transactions", "Capitalization", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                 CAPITALIZATION

     The following unaudited table sets forth (i) the actual capitalization of the Company at December 28, 1996, (ii) the pro forma capitalization of the Company as of such date, as adjusted to give effect to the Reorganization, the
declaration by the Company of the Dividend of $     million and the issuance of
the Reorganization Notes of $     million, the recording of a deferred tax asset
concurrent with becoming subject to additional Federal, state and local income taxes resulting from the termination of the Company's partnership status and the PRC Acquisition and (iii) the pro forma capitalization of the Company as of such
date as further adjusted to reflect the sale of           shares of Class A
Common Stock offered by the Company hereby at an assumed initial public offering
price of $          per share and the application of the estimated net proceeds received by the Company therefrom as described under "Use of Proceeds". The table should be read in conjunction with the Combined Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                            DECEMBER 28, 1996
                                                                -----------------------------------------
                                                                                               PRO FORMA,
                                                                              PRO FORMA,       AS FURTHER
                                                                 ACTUAL       AS ADJUSTED       ADJUSTED
                                                                --------      -----------      ----------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Notes and acceptances payable -- banks.....................   $ 24,139       $  24,326        $
  Current portion of long-term debt..........................     22,017          23,338
  Current portion of subordinated notes......................     20,000          20,000
  Dividend and Reorganization Notes payable..................         --          82,500
                                                                --------        --------        --------
     Total short-term debt...................................     66,156         150,164

Long-term debt:
  Bank.......................................................     48,000          64,217
  Subordinated notes.........................................     24,000          24,000
                                                                --------        --------        --------
     Total long-term debt....................................     72,000          88,217

Partners' capital and stockholders' equity
  Class A Common Stock, par value $.01 per share;
     shares authorized;      shares issued and outstanding,
     pro forma as further adjusted(1)........................         --              --
  Class B Common Stock, par value $.01 per share;      shares
     authorized;      shares issued and outstanding, pro
     forma as further adjusted...............................         --              --
  Class C Common Stock, par value $.01 per share;
     shares authorized;      shares issued and outstanding,
     pro forma as further adjusted...........................         --              --
  Additional paid-in capital
  Partners' capital and retained earnings....................    252,311         198,004
  Cumulative translation adjustment..........................       (212)           (212)
                                                                --------        --------        --------
     Total partners' capital and stockholders' equity........    252,099         197,792
                                                                --------        --------        --------
          Total capitalization...............................   $390,255       $ 436,173        $
                                                                ========        ========        ========

---------------

(1) Excludes an aggregate of          shares of Class A Common Stock which are
    reserved for issuance under the Company's 1997 Stock Incentive Plan and 1997 Non-Employee Director Option Plan. The Company expects to grant options for shares of Class A Common Stock to certain employees and non-employee directors of the Company at an exercise price equal to the initial public
    offering price on the closing date of the Offerings. Includes         shares
    of Class A Common Stock to be issued in connection with the PRC Acquisition
    based on an initial public offering price of $        . See
    "Management -- 1997 Stock Incentive Plan" and "-- 1997 Non-Employee Director Option Plan".

                                    DILUTION

     The net tangible book value of the Company at December 28, 1996 was
approximately $     million. Assuming the Reorganization had occurred as of
December 28, 1996, the net tangible book value of the Company as of such date
would have been approximately $          per share. Net tangible book value per
share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock then outstanding. Without taking into account any changes in net tangible book value attributable to operations after December 28, 1996, after giving effect to the Reorganization, the sale of the Class A Common Stock offered hereby at an assumed initial public offering
price of $          per share and the application of the estimated net proceeds as described under "Use of Proceeds", the pro forma net tangible book value as
adjusted at December 28, 1996 would have been $     million, or $          per
share of Common Stock. This represents an immediate increase in pro forma net
tangible book value as adjusted of $          per share of Common Stock to
existing stockholders and an immediate dilution of $          per share of
Common Stock to purchasers of Class A Common Stock in the Offerings. The following table illustrates such per share dilution:

    Assumed initial public offering price per share.....................................          $
      Net tangible book value per share at December 28, 1996............................
      Pro forma net tangible book value deficit per share at December 28, 1996, after giving effect to the declaration of the Dividend and the issuance of the
         Reorganization Notes, the recording of a deferred tax asset and the PRC
         Acquisition....................................................................  $
                                                                                          ==========
      Increase in tangible book value per share attributable to completion of the
         Reorganization and the Offerings...............................................
      Pro forma net tangible book value as adjusted per share after giving effect to the
         Reorganization and the Offerings(1)(2)(3)......................................
      Dilution per share to new stockholders(4).........................................          $

---------------

(1) Pro forma net tangible book value as adjusted per share is determined by dividing net tangible book value of the Company assuming the Reorganization had taken place on December 28, 1996, after giving effect to the receipt of the estimated net proceeds of the Offerings and the application of such proceeds as described in "Use of Proceeds", by the number of shares of Common Stock outstanding after giving effect to the Offerings.

(2) Reflects an aggregate of         shares of Common Stock that will be
    outstanding upon completion of the Offerings and the PRC Acquisition.

(3) Excludes an aggregate of         shares of Class A Common Stock reserved for
    issuance under the Company's 1997 Stock Incentive Plan and 1997 Non-Employee Director Option Plan. The Company expects to grant options for shares of Class A Common Stock to certain employees and non-employee directors of the Company at an exercise price equal to the initial public offering price on the closing date of the Offerings. The exercise of such options would not result in further dilution in book value to purchasers in the Offerings. See "Management -- 1997 Stock Incentive Plan" and "-- 1997 Non-Employee Director Option Plan".

(4) Dilution is determined by subtracting pro forma net tangible book value per share assuming the Reorganization had taken place on December 28, 1996, and after giving effect to the receipt of the net proceeds of the Offerings and the application of such proceeds as described in "Use of Proceeds", from the assumed initial public offering price paid by purchasers in the Offerings for a share of Class A Common Stock.

     The following table summarizes on a pro forma basis as of December 28, 1996 the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholders and by the purchasers of Class A Common Stock in the
Offerings at an assumed initial public offering price of $          per share.

                                                                                   TOTAL
                                                     SHARES PURCHASED          CONSIDERATION          AVERAGE
                                                    -------------------     --------------------     PRICE PER
                                                    NUMBER      PERCENT      AMOUNT      PERCENT       SHARE
                                                    -------     -------     --------     -------     ---------
    Existing stockholders........................                     %     $                  %      $
    New stockholders(1)..........................
                                                    -------      -----      --------      -----        -------
              Total..............................                     %     $                  %      $
                                                    =======      =====      ========      =====        =======

---------------

(1) Includes         shares of Class A Common Stock to be issued in connection
    with the PRC Acquisition.

                        SELECTED COMBINED FINANCIAL DATA

     The selected historical financial data presented below as of and for each of the fiscal years in the five-year period ended March 30, 1996 have been derived from the Company's audited Combined Financial Statements. The selected historical financial data as of December 28, 1996 and for the nine months ended December 30, 1995 and December 28, 1996 were derived from the Company's unaudited Combined Financial Statements which contain all accruals and all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the financial information for such period. The results of operations for the nine months ended December 28, 1996 are not necessarily indicative of the operating results that may be expected for the full year. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Combined Financial Statements and Notes thereto, the unaudited Combined Financial Statements and Notes thereto and other financial data included elsewhere in this Prospectus.

                                                   FISCAL YEAR ENDED                           NINE MONTHS ENDED
                                -------------------------------------------------------   ---------------------------
                                MARCH 28,   APRIL 3,   APRIL 2,   APRIL 1,   MARCH 30,    DECEMBER 30,   DECEMBER 28,
                                  1992        1993       1994       1995        1996          1995           1996
                                ---------   --------   --------   --------   ----------   ------------   ------------
                                                                   (IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales.................... $ 607,799   $684,923   $726,568   $746,595   $  909,720     $667,835       $764,374
Licensing revenue..............    71,052     82,418     84,174    100,040      110,153       81,925         98,132
                                 --------   --------   --------   --------   ----------     --------       --------
  Net revenues.................   678,851    767,341    810,742    846,635    1,019,873      749,760        862,506

Cost of goods sold.............   369,495    425,322    466,525    474,999      583,546      425,784        473,629
                                 --------   --------   --------   --------   ----------     --------       --------

  Gross profit.................   309,356    342,019    344,217    371,636      436,327      323,976        388,877

Selling, general and
  administrative expenses......   246,172    259,941    262,825    261,506      309,207      228,781        274,450
                                 --------   --------   --------   --------   ----------     --------       --------

  Income from operations.......    63,184     82,078     81,392    110,130      127,120       95,195        114,427

Interest expense...............    20,255     19,209     15,880     16,450       16,287       12,265         10,725
Equity in net loss of
  affiliate....................        --         --      2,837        262        1,101          590          1,654
                                 --------   --------   --------   --------   ----------     --------       --------

  Income before income taxes...    42,929     62,869     62,675     93,418      109,732       82,340        102,048
Provision for income taxes.....     2,726      4,960      8,778     13,244       10,925       11,042         20,688
                                 --------   --------   --------   --------   ----------     --------       --------

  Net income................... $  40,203   $ 57,909   $ 53,897   $ 80,174   $   98,807     $ 71,298       $ 81,360
                                 ========   ========   ========   ========   ==========     ========       ========

                                          MARCH 28,   APRIL 3,   APRIL 2,    APRIL 1,     MARCH 30,     DECEMBER 28,
                                            1992        1993       1994        1995          1996           1996
                                          ---------   --------   --------   ----------   ------------   ------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (excluding cash and
  short-term debt)....................... $ 229,549   $241,652   $254,188     $286,355     $334,772       $256,982
Inventories..............................   197,519    212,631    209,540      271,220      269,113        236,754
Total assets.............................   431,603    429,760    456,076      487,547      563,673        544,404
Total debt...............................   235,235    240,857    230,034      186,361      199,645        138,156
Partners' capital and stockholders'
  equity.................................    98,685    107,832    118,037      188,579      237,653        252,099

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Financial Information is derived from the Company's Combined Financial Statements. The Unaudited Pro Forma Combined Statement of Income gives effect to the Reorganization, the Dividend and the issuance of the Reorganization Notes, the PRC Acquisition and certain other adjustments as if they occurred on April 2, 1995. The Unaudited Pro Forma Combined Balance Sheet gives effect to the Reorganization, the PRC Acquisition and certain other adjustments as if they had occurred on December 28, 1996. The Unaudited Pro Forma Combined Balance Sheet, as adjusted, gives further effect to
the Offerings at an assumed initial public offering price of $          per
share and the application of the estimated net proceeds received by the Company therefrom as described under "Use of Proceeds" as if they had occurred on December 28, 1996. See "Reorganization and Related Transactions", "Use of Proceeds", "Capitalization", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the Combined Financial Statements of the Company and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and other financial information included elsewhere in this Prospectus. This pro forma combined financial information is provided for informational purposes only and does not purport to be indicative of the results which would have been obtained had the Reorganization, the Offerings, and the other adjustments been completed on the dates indicated or which may be expected to occur in the future.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

                                                                 FISCAL YEAR ENDED
                                                                  MARCH 30, 1996
                                                    -------------------------------------------
                                                      ACTUAL        PRO FORMA        PRO FORMA
                                                     COMBINED      ADJUSTMENTS        COMBINED
                                                    ----------     -----------       ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.........................................  $  909,720       $88,340(1)      $  998,060
Licensing revenue.................................     110,153                          110,153
                                                     ---------                        ---------
Net revenues......................................   1,019,873                        1,108,213
Cost of goods sold................................     583,546        38,796(1)         622,342
                                                     ---------                        ---------
Gross profit......................................     436,327                          485,871
Selling, general and administrative expenses......     309,207        50,594(1)
                                                                         745(1)         360,546
                                                     ---------                        ---------
Income from operations............................     127,120                          125,325
Interest expense..................................      16,287         1,931(1)          18,218
Equity in net loss of affiliates..................       1,101          (943)(1)            158
                                                     ---------                        ---------
Income before income taxes........................     109,732                          106,949
Provision for income taxes........................      10,925        35,063(2)          45,988
                                                     ---------                        ---------
Net income........................................  $   98,807                       $   60,961
                                                     =========                        =========
Per share information(3)..........................                                   $
                                                                                      =========
Number of common shares assumed outstanding(3)....
                                                                                      =========

                                                                 NINE MONTHS ENDED
                                                                 DECEMBER 28, 1996
                                                    -------------------------------------------
                                                      ACTUAL        PRO FORMA        PRO FORMA
                                                     COMBINED      ADJUSTMENTS        COMBINED
                                                    ----------     -----------       ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.........................................  $  764,374       $63,380(1)      $  827,754
Licensing revenue.................................      98,132                           98,132
                                                     ---------                        ---------
Net revenues......................................     862,506                          925,886
Cost of goods sold................................     473,629        23,654(1)         497,283
                                                     ---------                        ---------
Gross profit......................................     388,877                          428,603
Selling, general and administrative expenses......     274,450        41,537(1)
                                                                         559(1)         316,546
                                                     ---------                        ---------
Income from operations............................     114,427                          112,057
Interest expense..................................      10,725         1,695(1)          12,420
Equity in net loss of affiliate...................       1,654        (1,654)(1)             --
                                                     ---------                        ---------
Income before income taxes........................     102,048                           99,637
Provision for income taxes........................      20,688        22,156(2)          42,844
                                                     ---------                        ---------
Net income........................................  $   81,360                       $   56,793
                                                     =========                        =========
Per share information(3)..........................                                   $
                                                                                      =========
Number of common shares assumed
  outstanding(3)..................................
                                                                                      =========

                                            (Footnotes appear on following page)

---------------
(1) Adjustments to reflect the PRC Acquisition accounted for under the purchase method. As a result of this transaction, the Company's combined statement of income has been adjusted to reflect the consolidation of PRC's operations from April 2, 1995, the amortization of goodwill over 25 years of $745 and $559 for the fiscal year ended March 30, 1996 and the nine months ended December 28, 1996, respectively, recorded as a result of the acquisition, and the elimination of the Company's equity in net loss of PRC.

(2) Adjustment to reflect income taxes based upon pro forma pre-tax income as if the Company had been subject to additional Federal, state and local income taxes as of April 2, 1995, based upon a pro forma effective tax rate of 43%.

(3) Pro forma net income per share is based upon (a)       shares of Common
    Stock outstanding as a result of the Reorganization; (b)       shares of
    Class A Common Stock being sold by the Company, assuming an initial public
    offering price of $        ($        , net of expenses) per share, the
    proceeds of which would be necessary to pay the Dividend and the
    Reorganization Notes; and (c)       shares of Class A Common Stock to be
    issued in connection with the PRC Acquisition. The pro forma shares outstanding and pro forma net income per share amounts presented in the
    combined statement of income do not include an additional     shares if the
    Company had sold a sufficient number of additional shares to provide for
    undistributed earnings estimated at $    million from December 29, 1996 to
    the closing date of the Reorganization.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                      AS OF DECEMBER 28, 1996
                                             -------------------------------------------------------------------------
                                                           ACQUISITION,
                                                             DIVIDEND
                                                           DECLARATION,
                                                           ISSUANCE OF
                                                          REORGANIZATION          PRO        PRO FORMA
                                              ACTUAL        NOTES AND            FORMA      ADJUSTMENTS    PRO FORMA,
                                             COMBINED     REORGANIZATION        COMBINED     OFFERING      AS ADJUSTED
                                             --------    ----------------       --------    -----------    -----------
                                                                          (IN THOUSANDS)
Current assets
  Cash and cash equivalents...............   $18,943         $    321(1)        $19,264      $              $
  Accounts receivable, net................   119,552              992(1)        120,544
  Inventories.............................   236,754           27,525(1)        264,279
  Prepaid expenses and other..............    35,770          (16,985)(1)
                                                               20,720(2)         39,505
                                             --------        --------           --------      --------       --------
        Total current assets..............   411,019           32,573           443,592

Property and equipment, net...............    77,593           26,665(1)        104,258
Investment in and advances to affiliate...    20,292          (20,292)(1)            --
Other assets..............................    35,500           22,201(1)
                                                                7,473(2)         65,174
                                             --------        --------           --------      --------       --------
        Total assets......................   $544,404        $ 68,620           $613,024     $              $
                                             ========        ========           ========      ========       ========
Current liabilities
  Notes and acceptances payable -- banks
    ......................................   $24,139         $    187(1)        $24,326      $              $
  Current portion of long-term debt.......    22,017            1,321(1)         23,338
  Current portion of subordinated notes...    20,000               --            20,000
  Dividend and Reorganization Notes
    payable...............................        --           82,500(3)         82,500
  Accounts payable........................    64,693            4,114(1)         68,807
  Accrued expenses and other..............    70,401           17,700(1)         88,101
                                             --------        --------           --------      --------       --------
        Total current liabilities.........   201,250          105,822           307,072

Long-term debt............................    48,000           16,217(1)         64,217
Other noncurrent liabilities..............    19,055              888(1)         19,943
Subordinated notes........................    24,000               --            24,000

Partners' capital and stockholders' equity
  Common stock............................        --               --                --
  Additional paid-in capital..............        --               --                --
  Partners' capital and retained
    earnings..............................   252,311           28,193(2)
                                                              (82,500)(3)       198,004
  Cumulative translation adjustment.......      (212)              --              (212)
                                             --------        --------           --------      --------       --------
        Total partners' capital and
          stockholders' equity............   252,099          (54,307)          197,792
                                             --------        --------           --------      --------       --------
        Total liabilities and partners'
          capital and stockholders'
          equity..........................   $544,404        $ 68,620           $613,024     $              $
                                             ========        ========           ========      ========       ========

---------------

(1) Adjustments to reflect the PRC Acquisition accounted for under the purchase method. As a result of this transaction, the Company's combined balance sheet has been adjusted to reflect the consolidation of PRC's balance sheet, the elimination of the Company's investment in PRC and the recording of the excess of purchase price over net assets acquired as goodwill.

(2) Adjustments to record a deferred tax asset of $28.2 million, in addition to approximately $2.2 million of certain Federal, state and local deferred tax assets previously recorded, which the Company will record concurrently with the termination of the Company's partnership status. The deferred income taxes will reflect the net tax effect of temporary differences, primarily uniform inventory capitalization, depreciation, allowance for doubtful accounts and other accruals, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

(3) Reflects that portion of the Dividend and the Reorganization Notes representing undistributed net earnings through December 28, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Combined Financial Data" and the Company's combined financial statements and the related notes thereto which are included elsewhere in this Prospectus. The Company utilizes a 52-53 week fiscal year ending on the Saturday nearest March 31. Accordingly, fiscal years 1992, 1993, 1994, 1995 and 1996 ended on March 28, 1992, April 3, 1993, April 2, 1994, April 1, 1995 and March 30, 1996, respectively. All information with respect to the nine month period ended December 30, 1995 and December 28, 1996 is unaudited.

OVERVIEW

     The Company began operations in 1968 as a designer and marketer of premium quality men's clothing and sportswear. Since inception, Polo, through internal operations and in conjunction with its licensing partners, has grown through increased sales of existing product lines, the introduction of new brands and products, expansion into international markets and development of its retail operations. Over the last five years, revenues have increased from $678.9 million in fiscal 1992 to $1.0 billion in fiscal 1996, while income from operations has grown at a 19.1% compound annual rate from $63.2 million in fiscal 1992 to $127.1 million in fiscal 1996. Polo's net revenues are generated from its four integrated operations: wholesale, Home Collection, direct retail and licensing alliances. Licensing revenue includes royalties received from Home Collection licensing partners.

                                                                     FISCAL YEAR                              PRO FORMA
                                              ----------------------------------------------------------    FISCAL 1996(4)
                                                1992      1993(3)       1994        1995         1996        (UNAUDITED)
                                              --------    --------    --------    --------    ----------    --------------
                                                                             (IN THOUSANDS)
Wholesale net sales(1)(2)..................   $378,744    $432,984    $508,402    $496,876    $  606,022      $  567,143
Retail sales(2)............................    229,055     251,939     218,166     249,719       303,698         430,917
                                              --------    --------    --------    --------    ----------      ----------
  Net sales................................    607,779     684,923     726,568     746,595       909,720         998,060
Licensing revenue(1).......................     71,052      82,418      84,174     100,040       110,153         110,153
                                              --------    --------    --------    --------    ----------      ----------
  Total net revenues.......................   $678,851    $767,341    $810,742    $846,635    $1,019,873      $1,108,213
                                              ========    ========    ========    ========    ==========      ==========

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner in October 1995 and the fiscal 1996 net revenues reflect the inclusion of womenswear wholesale net sales of $36,692 and an elimination of licensing revenue associated with operations of the womenswear business after the acquisition.

(2) In February 1993, the Company entered into a joint venture to combine certain of its retail operations with those of its joint venture partner to form PRC. Prior to such date, retail sales include sales by 19 retail stores, subsequently transferred to PRC. Subsequent to such date, the Company accounted for its investment in PRC using the equity method and as such, did not consolidate PRC's operations. Accordingly, PRC's net revenues are excluded from retail sales for fiscal 1994 through fiscal 1996, while wholesale net sales reflect the Company's sales to PRC during these periods. Simultaneous with the closing of the Offerings, the Company will consummate the PRC Acquisition. See "Reorganization and Related Transactions".

(3) Fiscal 1993 was a 53 week year.

(4) Pro forma financial information presented above gives effect to the PRC Acquisition as if it had occurred on April 2, 1995, the first day of fiscal 1996. See "Reorganization and Related Transactions" and "Unaudited Pro Forma Combined Financial Information".

     Wholesale net sales result from the sale by the Company of men's and women's apparel to wholesale customers, principally to major department stores, specialty stores and non-Company operated Polo stores located throughout the United States. Net sales for the wholesale division have increased from $378.7 million in fiscal 1992 to $606.0 million in fiscal 1996. This increase is a result of growth in sales of the Company's menswear products driven by the introduction of new brands such as Polo Sport and growth in sales of products under existing brands. The fiscal 1996 wholesale net sales include womenswear wholesale net sales of $36.7 million since the date of the acquisition.

     Polo's retail sales are generated from the Polo stores and outlet stores operated by the Company. Since the beginning of fiscal 1994, the Company has added three Polo stores and 24 outlet stores (net of eight outlet store closings). At December 28, 1996, the Company operated six Polo stores and 64 outlet stores. Retail sales have grown from $218.2 million in fiscal 1994 to $303.7 million in fiscal 1996.

     Prior to February 1993, the Company operated 22 Polo stores. In February 1993, the Company entered into a joint venture to combine 19 of its Polo stores with those of its joint venture partner to form PRC. As of December 28, 1996, PRC operated 21 Polo stores located throughout the United States. On March 21, 1997, the Company entered into an agreement effective April 3, 1997 to acquire the remaining 50% interest from its joint venture partner. Prior to the PRC Acquisition, the Company accounted for its interest under the equity method. Effective for fiscal 1998, the Company will consolidate PRC and account for the transaction under the purchase method. Accordingly, on a pro forma basis, sales previously recorded as wholesale sales to PRC are reflected as retail sales. Assuming the PRC Acquisition had taken place at April 2, 1995, pro forma wholesale net sales and retail sales for fiscal 1996 would have been $567.1 million and $430.9 million, respectively. The Company believes the PRC Acquisition did not have a material impact on pro forma operating income for fiscal 1996.

     Licensing revenue consists of royalties paid to the Company under its licensing alliances. Through these alliances, Polo combines its core skills with the product or geographic competencies of its partners to create and develop specific businesses. Polo develops the products and marketing for, and in conjunction with, its 19 product and 14 international licensing partners who manufacture, advertise, sell and distribute the particular products for which the Company is paid royalties. These royalties generally range from five to eight percent of licensing partners' sales of licensed products. In addition to performing these functions, Polo acts as sales and marketing agent for its 13 Home Collection licensing partners. As a result, Polo generally receives a higher royalty rate from Home Collection partners relative to other licensing alliances. Under these alliances, Polo is less exposed to financial risk than if the Company invested in the infrastructure and operation of these businesses directly. The growth of existing and development of new businesses under licensing alliances has resulted in an increase in licensing revenue from $71.1 million in fiscal 1992 to $110.2 million in fiscal 1996.

     Prior to the Offerings, the Company will complete the Trademark Acquisition whereby the Company will acquire from an entity under common control the trademarks and rights under a licensing agreement related to its U.S. fragrance business and the interests it did not already own in another related entity that holds the trademarks relating to its international licensing business.

     Prior to the Reorganization, certain of the Company's operations were not subject to Federal, state and local income taxes. In connection with the Reorganization, the Company will become subject to such taxes. In addition, as a result of the Reorganization, the Company will record a deferred tax asset and a corresponding tax benefit in its statement of income in accordance with the provisions of Statement of Accounting Standards No. 109, Accounting for Income Taxes. Assuming the Offerings had occurred at December 28, 1996, the deferred tax asset and corresponding tax benefit would have been approximately $28.2 million. The Company's pro forma effective tax rate, excluding the non-recurring tax benefit discussed above, for the nine months ended December 28, 1996 and fiscal 1996 was 43%. The effect of taxes in Results of Operations is not discussed below because the historic taxation of the operations of the Company is not meaningful with respect to periods following the Reorganization.

     In connection with the Company's growth strategy, the Company plans to introduce new products and brands and expand its retail operations, including the opening of flagship stores. Implementation of these strategies may require significant investments for advertising, furniture and fixtures, infrastructure, design and additional inventory. There can be no assurance, notwithstanding the Company's investments, that its growth strategies will be successful.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to net revenues of certain items in the Company's combined statements of income for the periods shown below:

                                                                                  NINE MONTHS ENDED
                                             FISCAL YEAR ENDED              -----------------------------
                                     ----------------------------------     DECEMBER 30,     DECEMBER 28,
                                       1994         1995         1996           1995             1996
                                     --------     --------     --------     ------------     ------------
                                                                                     (UNAUDITED)
Net sales..........................     89.6%        88.2%        89.2%          89.1%            88.6%
Licensing revenue..................     10.4         11.8         10.8           10.9             11.4
                                       -----        -----        -----          -----            -----
Net revenues.......................    100.0        100.0        100.0          100.0            100.0
                                       -----        -----        -----          -----            -----
Gross profit.......................     42.4         43.9         42.8           43.2             45.1
Selling, general and administrative
  expenses.........................     32.4         30.9         30.3           30.5             31.8
                                       -----        -----        -----          -----            -----
Income from operations.............     10.0%        13.0%        12.5%          12.7%            13.3%
                                       =====        =====        =====          =====            =====

NINE MONTHS ENDED DECEMBER 28, 1996 COMPARED TO NINE MONTHS ENDED DECEMBER 30, 1995

     NET SALES. Net sales increased 14.5% to $764.4 million in the first nine months of fiscal 1997 from $667.8 million in the corresponding period of fiscal 1996. Wholesale net sales increased 10.0% to $456.3 million in the first nine months of fiscal 1997 from $415.0 million in the corresponding period of fiscal 1996. This increase primarily reflects the benefit of nine months of womenswear sales in fiscal 1997 compared to two and one half months in the prior period. Retail sales increased by 21.8% to $308.1 million in the first nine months of fiscal 1997 from $252.8 million in the corresponding period in fiscal 1996. Of this increase, $48.3 million is attributable to the opening of three new Polo stores and six new outlet stores (net of four outlet store closing) in fiscal 1997 and the benefit of nine months of operations for six outlet stores opened in fiscal 1996. Comparable store sales for the nine months ended December 28, 1996 increased by 2.8% or $7.0 million. Comparable store sales represent net sales of stores open in both reporting periods for the full portion of such periods.

     LICENSING REVENUE. Licensing revenue increased 19.8% to $98.1 million in the first nine months of fiscal 1997 from $81.9 million in the corresponding period of fiscal 1996. This increase reflects the launch of Polo Jeans Co. in fiscal 1997 and an overall increase in sales of licensed products, particularly Chaps, accessories and Home Collection.

     GROSS PROFIT. Gross profit as a percentage of net revenues increased to 45.1% in the first nine months of fiscal 1997 from 43.2% in the corresponding period of fiscal 1996. The increase was primarily attributable to the increase, as a percentage of total net revenues, in net sales of the Company's higher margin retail sales (relative to wholesale sales) and to increased licensing revenue. In the first nine months of fiscal 1997 wholesale gross margins were relatively constant and retail gross margins improved significantly due to a reduction in markdowns as compared to the corresponding period in fiscal 1996. Licensing revenue has no associated cost of goods sold.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SG&A") expenses increased to $274.5 million or 31.8% of net revenues in the first nine months of fiscal 1997 from $228.8 million or 30.5% of net revenues in the corresponding period of fiscal 1996. This increase as a percentage of net revenues was primarily attributable to investment in organizational infrastructure to support growth, increased advertising, marketing and public relations expenditures to support the Company's brands, and personnel and start-up costs associated with the opening of three Polo stores in the first nine months of fiscal 1997. Additionally, SG&A expenses in fiscal 1997 include nine months of womenswear SG&A expenses as compared to two and one half months in the prior period.

     INTEREST EXPENSE. Interest expense decreased to $10.7 million in the first nine months of fiscal 1997 from $12.3 million in the comparable period in fiscal 1996 due to lower average borrowing levels as a result of a reduction in overall inventory levels. Cash flows from operations were used to reduce average debt levels throughout the first nine months of fiscal 1997.

     EQUITY IN NET LOSS OF AFFILIATE. Equity in net loss of affiliate represents the Company's 50% equity interest in PRC. Such losses increased to $1.7 million in the first nine months of fiscal 1997 from $0.6 million in the comparable period in fiscal 1996, primarily as a result of lost revenues and expenses associated with temporary store closings for renovations in fiscal 1997.

FISCAL 1996 COMPARED TO FISCAL 1995

     NET SALES. Net sales increased 21.8% to $909.7 million in fiscal 1996 from $746.6 million in fiscal 1995. Wholesale net sales increased 22.0% to $606.0 million in fiscal 1996 from $496.9 million in fiscal 1995. Wholesale growth reflects increased menswear sales of 14.6% to $569.3 million in fiscal 1996 from $496.9 million in fiscal 1995 resulting primarily from growth in existing brands, particularly Polo Sport, as well as increased sales under the Company's basic stock replenishment program. Additionally, the increase reflects the inclusion of womenswear sales of $36.7 million subsequent to the October 1995 acquisition. Retail sales increased 21.6% to $303.7 million in fiscal 1996 from $249.7 million in fiscal 1995. Of this increase, $46.5 million is attributable to four new outlet stores opened in fiscal 1996 (net of two outlet store closings) and the benefit of a full year of operations for nine outlet stores opened in fiscal 1995. Comparable store sales in fiscal 1996 increased 3.0% or $7.5 million.

     LICENSING REVENUE. Licensing revenue increased 10.2% to $110.2 million in fiscal 1996 from $100.0 million in fiscal 1995. This increase is primarily a result of additional sales of Home Collection products and the expansion of the European and Asian businesses. This increase was partially offset by a reduction in womenswear licensing revenue as a result of Polo's acquisition of that business from a former licensing partner.

     GROSS PROFIT. Gross profit as a percentage of net revenues decreased to 42.8% in fiscal 1996 from 43.9% in fiscal 1995. This decrease was primarily attributable to a decline in wholesale gross margins in fiscal 1996 resulting from a decrease in menswear gross margins associated with the sale of excess inventory. The decrease in gross profit as a percentage of net revenues also resulted from a decrease in licensing revenue as a percentage of total net revenues. Retail gross margins were constant in fiscal 1996 as compared to the prior year.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased to $309.2 million in fiscal 1996 from $261.5 million in fiscal 1995. As a percentage of net revenues, SG&A expenses decreased to 30.3% in fiscal 1996 from 30.9% in fiscal 1995. This improvement reflects overall declines in SG&A expenses resulting from cost containment efforts in certain expense areas and expense leverage associated with the Company's growth. The dollar increase in SG&A expenses primarily reflects costs associated with the expansion of retail operations and the inclusion of womenswear SG&A expenses following the acquisition. Additionally, advertising, marketing and public relations expenditures increased to support the Company's brands and image.

     INTEREST EXPENSE. Interest expense decreased to $16.3 million in fiscal 1996 from $16.5 million in fiscal 1995 primarily due to lower average outstanding borrowing levels.

     EQUITY IN NET LOSS OF AFFILIATE. Equity in net loss of affiliate increased to $1.1 million in fiscal 1996 from $0.3 million in fiscal 1995 primarily as a result of costs associated with six store closings during fiscal 1996.

FISCAL 1995 COMPARED TO FISCAL 1994

     NET SALES. Net sales increased 2.8% to $746.6 million in fiscal 1995 from $726.6 million in fiscal 1994. Wholesale net sales decreased 2.3% to $496.9 million in fiscal 1995 from $508.4 million in fiscal 1994, primarily as a result of the Company's strategy to license its men's tailored clothing business in fiscal 1995. Retail sales increased 14.4% to $249.7 million in fiscal 1995 from $218.2 million in fiscal 1994. Of this increase, $30.1 million is attributable to the opening of seven new outlet stores in fiscal 1995 (net of two outlet store closings) and the benefit of a full year of operations for seven outlet stores opened during fiscal 1994. Comparable store sales were approximately constant in fiscal 1995.

     LICENSING REVENUE. Licensing revenue increased 18.8% to $100.0 million in fiscal 1995 from $84.2 million in fiscal 1994. This increase reflects growth in sales of the Home Collection, European, Asian and Chaps businesses.

     GROSS PROFIT. Gross profit as a percentage of net revenues improved to 43.9% in fiscal 1995 from 42.4% in fiscal 1994. This increase was attributable to an increase in wholesale gross margins as a result of improved efficiencies in product sourcing and licensing of the lower margin men's tailored clothing business. The increase was also attributable to the increase in both retail sales and licensing revenue as a percentage of net revenues. Retail gross margins improved slightly in fiscal 1995 compared to the prior year.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses decreased to $261.5 million in fiscal 1995 from $262.8 million in fiscal 1994. As a percentage of net revenues, SG&A expenses declined to 30.9% in fiscal 1995 from 32.4% in fiscal 1994. This improvement is primarily attributable to a reduction in product design and development and selling costs and expense leverage associated with the Company's revenue growth.

     INTEREST EXPENSE. Interest expense increased to $16.5 million in fiscal 1995 from $15.9 million in fiscal 1994 due to an increase in working capital borrowing requirements and a higher cost of borrowing in fiscal 1995.

     EQUITY IN NET LOSS OF AFFILIATE. Equity in net loss of affiliate improved to a loss of $0.3 million in fiscal 1995 from a loss of $2.8 million in fiscal 1994 mainly due to costs associated with five store closings in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's main sources of liquidity historically have been cash flows from operations, credit facilities and partners' financing. The Company's capital requirements primarily result from working capital needs, investing activities including construction and renovation of shop-within-shop boutiques, retail expansion and other corporate activities.

     Net cash provided by operating activities increased to $157.6 million for the nine months ended December 28, 1996 from $77.4 million for the nine months ended December 30, 1995, primarily as a result of reduced inventories and improved operating results. The decrease in inventories is a direct result of increased fulfillment of customer orders and improved supply chain management. The net cash used for investing activities decreased to $26.4 million for the nine months ended December 28, 1996 from $44.9 million for the same period in fiscal 1996, principally reflecting the use of $39.7 million in cash to acquire the operations of the Company's former womenswear licensing partner during the nine months ended December 30, 1995. This decrease was offset by a substantial increase in capital expenditures in the nine months ended December 28, 1996. Net cash used in financing activities increased to $125.9 million in the nine months ended December 28, 1996 from $25.7 million in the nine months ended December 30, 1995. This increase was primarily due to a substantial reduction in short-term borrowings in the nine months ended December 28, 1996 associated with the Company's reduced level of inventories and an increase in partner distributions.

     Prior to the Reorganization, the earnings of the Company (except for earnings of certain retail operations) were included in the taxable income of the Company's partners for Federal and certain state income tax purposes, and the Company has generally not been subject to income tax on such earnings, other than certain state and local franchise and similar taxes. As a result of the Offerings, the Company's immediate cash flow needs will reflect the elimination of distributions to the partners. Partially offsetting these changes will be the application of funds for the payment of additional Federal, state and local income taxes.

     The Company's credit facilities (the "Credit Agreements") are with a syndicate of banks and provide for revolving lines of credit for direct borrowings, bankers acceptances and letters of credit of $155 million and term loans of $69.3 million at December 28, 1996. The Credit Agreements expire in fiscal 2001 and provide for various borrowing rate options, including borrowing rates based on a fixed spread over LIBOR. The Credit Agreements are collateralized by certain accounts receivable, certain inventory, future licensing revenue and certain other assets, and contain covenants which, among other things, require the maintenance of certain financial ratios and set various limitations on investments and distributions to partners. Availability under the revolving lines of credit are limited to a borrowing base calculated upon eligible accounts receivable, certain inventories and letters of credit. Direct borrowings under the revolving lines of credit were $24.1 million and outstanding letters of credit were $24.2 million at December 28, 1996. Term loans outstanding were $69.3 million at December 28, 1996. The weighted average interest rate on amounts outstanding under the Credit Agreements on December 28, 1996 was 8.0%. The Company expects to enter into a new credit facility which will replace its existing Credit Agreements. The Company will use a portion of the net proceeds it receives from the Offerings to prepay a portion of the amounts outstanding under the Credit Agreements. See "Use of Proceeds".

     As of December 28, 1996, the Company had Subordinated Notes payable to its partners in the amount of $44.0 million which bear interest at the prime rate (8.25% at December 28, 1996) and are payable $20.0 million on April 30, 1997 and $24.0 million on March 1, 2001. The amounts due in April 1997 will be paid prior to the Offerings. The Company will use a portion of the net proceeds it receives from the Offerings to prepay the amounts due on March 1, 2001. See "Use of Proceeds".

     Capital expenditures were $24.2 million for the nine months ended December 28, 1996 and $5.6 million and $4.9 million in fiscal 1996 and fiscal 1995, respectively. The increase in capital expenditures in the first nine months of fiscal 1997 represents expenditures associated with the Company's shop-within-shop development program which includes new shops, renovations and expansions. The Company plans to invest approximately $150.0 million over the next two years for its retail stores including flagship stores, shop-within-shop development program and other capital projects. See
"Business -- Operations -- Wholesale -- Shop-within-Shop Boutiques" and
"-- Direct Retailing".

     The Company extends credit to its customers, including those which have accounted for significant portions of its net revenues. Accordingly, the Company may have significant exposure in collecting accounts receivable from its customers. The Company has credit policies and procedures which it uses to manage its credit risk.

     Management believes that cash from ongoing operations and funds available under its credit agreements will be sufficient to satisfy the Company's capital requirements for the next 12 months.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business is affected by seasonal trends, with higher levels of wholesale sales in its second and fourth quarters and higher retail sales in its second and third quarters. These trends result primarily from the timing of seasonal wholesale shipments to retail customers and key vacation travel and holiday shopping periods in the retail industry. As a result of the PRC Acquisition and growth in the Company's retail operations and licensing revenue, historical quarterly operating trends and working capital requirements may not accurately reflect future performance. In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of seasonal wholesale shipments and other events affecting retail.

     The following table sets forth certain unaudited quarterly information for fiscal 1996 and the nine months ended December 28, 1996:

                                                              FOR THE QUARTERS ENDED
                                 ---------------------------------------------------------------------------------
                                  JULY 1,    SEPT. 30,   DEC. 30,    MAR. 30,    JUNE 29,    SEPT. 28,   DEC. 28,
                                   1995        1995        1995        1996        1996        1996        1996
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                   (IN MILLIONS)
Net sales(1)...................   $ 179.8     $ 242.6     $ 245.4     $ 241.9     $ 199.3     $ 296.5     $ 268.6
Licensing revenue(1)...........      21.9        30.8        29.2        28.3        24.5        35.7        37.9
                                   ------      ------      ------      ------      ------      ------      ------

Net revenues...................     201.7       273.4       274.6       270.2       223.8       332.2       306.5

Gross profit...................      90.8       118.7       114.4       112.4       103.6       147.5       137.8

Income from operations.........      24.2        40.7        30.3        31.9        21.3        58.2        34.9

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner in October 1995 and, commencing with the fiscal quarter ended December 30, 1995, net revenues reflect the inclusion of womenswear wholesale sales and an elimination of licensing revenue associated with the operations of the womenswear business after the acquisition.

EXCHANGE RATES

     Inventory purchases from contract manufacturers in the Far East are primarily denominated in United States dollars; however, purchase prices for the Company's products may be affected by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing the Company's cost of goods sold in the future. During the last two fiscal years, exchange rate fluctuations have not had a material effect on the Company's inventory cost. Additionally, certain international licensing revenue could be materially affected by currency fluctuations. From time to time, the Company hedges certain exposures to foreign currency exchange rate changes arising in the ordinary course of business. See "Risk Factors -- Foreign Currency Fluctuations".

NEW ACCOUNTING STANDARDS

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). This Statement will be effective in fiscal 1998 upon the establishment of the Stock Incentive Plan by the Company in connection with the Offerings. The Company will adopt only the disclosure provision of SFAS No. 123 and account for stock based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded.

                                    BUSINESS

     Polo Ralph Lauren Corporation ("Polo" or the "Company") is a leader in the design, marketing and distribution of premium lifestyle products. For 30 years, Polo's reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company's brand names, which include "Polo", "Polo by Ralph Lauren", "Polo Sport", "Ralph Lauren", "RALPH", "Lauren", "Polo Jeans Co." and "Chaps", among others, constitute one of the world's most widely recognized families of consumer brands. Directed by Ralph Lauren, the internationally renowned designer, the Company believes it has influenced the manner in which people dress and live in contemporary society, reflecting an American perspective and lifestyle uniquely associated with Polo and Ralph Lauren.

     The Polo brand was established in 1967 when Mr. Lauren introduced a collection of men's ties. In 1968, Polo was established as an independent menswear company offering a line of premium quality men's clothing and sportswear with a distinctive blend of innovation and tradition. The Company's now famous polo player astride a horse logo and Ralph Lauren womenswear products were introduced in 1971. In that same year, the first shop-within-shop boutique dedicated to Polo Ralph Lauren products opened in Bloomingdale's flagship store in New York City and the first Polo store was opened by an independent third party. Commencing in 1973, womenswear products were produced and distributed by a third party under the Company's first licensing alliance. From these beginnings, the Polo and Ralph Lauren brands have been the foundation upon which the Company has based its historic growth. The Company's net revenues, which are comprised of wholesale and retail net sales and licensing revenue, have increased from $678.9 million in fiscal 1992 to $1.0 billion in fiscal 1996, and the Company's income from operations has grown at a 19.1% compound annual rate from $63.2 million in fiscal 1992 to $127.1 million in fiscal 1996.

     Polo combines its consumer insight and design, marketing and imaging skills to offer, along with its licensing partners, broad lifestyle product collections in four categories: apparel, home, accessories and fragrance. Apparel products include extensive collections of menswear, womenswear and children's clothing. The Ralph Lauren Home Collection offers coordinated products for the home including bedding and bath products, interior decor and tabletop and gift items. Accessories encompass a broad range of products such as footwear, eyewear, jewelry and leather goods (including handbags and luggage). Fragrance and skin care products are sold under the Company's Polo, Lauren, Safari and Polo Sport brands, among others. Worldwide wholesale net sales of all products bearing the Company's brands, generated by both Polo and its licensing partners, aggregated approximately $2.5 billion in fiscal 1996 and are displayed in the chart below. Of these sales, approximately 36% occurred outside the United States.

 FISCAL 1996 WORLDWIDE WHOLESALE NET SALES OF POLO RALPH LAUREN PRODUCTS(1)(2)
                                 (IN MILLIONS)
     Pie chart depicting worldwide wholesale net sales of Polo Ralph Lauren products divided into six wedges labeled, Menswear $1,286,000,000 (51.8%), Womenswear $249,000,000 (10.0%), Home Collection $266,000,000 (10.7%),
Fragrances $288,000,000 (11.6%), Accessories $258,000,000 (10.4%), and
Children's Apparel $135,000,000 (5.5%), respectively.

---------------

(1) Wholesale net sales for products sold by the Company's licensing partners have been derived from information obtained from such licensing partners.

(2) Includes transfers of products to the Company's wholly owned retail operations at wholesale prices or, in the case of outlet stores, at cost.

     Polo's business consists of four integrated operations: wholesale, home collection, direct retail and licensing alliances. Wholesale operations primarily consist of the design, sourcing, marketing and distribution of menswear under the Polo by Ralph Lauren, Polo Sport, Polo Golf and Ralph Lauren/Purple Label brands and of womenswear under the Ralph Lauren Collection and Collection Classics, RALPH and Ralph Lauren Polo Sport brands. The Home Collection division designs, markets and sells home products under the Company's brands for its 13 home licensing partners from whom the Company receives royalties. Polo's retail sales are generated by the Company's 27 Polo stores (including stores being acquired pursuant to the PRC Acquisition (as defined)) located in regional malls and high-street shopping areas and its 64 outlet stores located primarily in outlet malls. See "Reorganization and Related Transactions". As part of its licensing alliances, Polo conceptualizes, designs and develops the marketing for a broad range of products under its various brands for which the Company receives royalties from 19 product licensing partners and 14 international licensing partners. Details of the Company's net revenues are shown in the table below.

                                                            FISCAL YEAR             PRO FORMA
                                                      -----------------------     FISCAL 1996(3)
                                                        1995          1996         (UNAUDITED)
                                                      --------     ----------     --------------
                                                                    (IN THOUSANDS)
Wholesale net sales(1)..............................  $496,876     $  606,022       $  567,143
Retail sales........................................   249,719        303,698          430,917
                                                      --------     ----------       ----------
  Net sales.........................................   746,595        909,720          998,060
Licensing revenue(1)(2).............................   100,040        110,153          110,153
                                                      --------     ----------       ----------
  Net revenues......................................  $846,635     $1,019,873       $1,108,213
                                                      ========     ==========       ==========

---------------

(1) The Company purchased certain of the assets of its former womenswear licensing partner in October 1995 and the fiscal 1996 net revenues reflect the inclusion of womenswear wholesale net sales of $36,692 and an elimination of licensing revenue associated with operations of the womenswear business after the acquisition.

(2) Licensing revenue includes royalties received from Home Collection licensing partners.

(3) Pro forma financial information presented above gives effect to the PRC Acquisition as if it had occurred on April 2, 1995, the first day of fiscal 1996. Prior to the PRC Acquisition, the Company owned a 50% interest in PRC which it accounted for using the equity method, and as such, did not consolidate PRC's operations. Accordingly, prior to the PRC Acquisition, net revenues did not include PRC's retail sales, while wholesale net sales reflected the Company's sales to PRC. Simultaneous with the closing of the Offerings, the Company will complete the PRC Acquisition. See "Reorganization and Related Transactions" and "Unaudited Pro Forma Combined Financial Information".

STRATEGY

     From its inception, Polo has maintained a consistent operating strategy which has driven growth in sales and earnings. Key elements of this core strategy are as follows:

          OFFER PREMIUM QUALITY PRODUCTS AND DISTINCTIVE DESIGNS. The Company's products reflect a timeless and innovative American style associated with and defined by Polo and Ralph Lauren. The Company's designers work closely with its merchandising, sales and production teams and licensing partners to offer premium quality product collections which incorporate Polo's distinctive lifestyle themes. Mr. Lauren, supported by Polo's design staff of over 180 persons, has won numerous awards for Polo's designs including, most recently, the prestigious 1996 Menswear Designer of the Year and 1995 Womenswear Designer of the Year awards, both of which were awarded by the CFDA. In addition, Mr. Lauren was honored with the CFDA Lifetime Achievement Award in 1992, and is the only person to have won all three of these awards.

          PROMOTE GLOBAL BRANDS AND IMAGE. The Company strives to project a consistent global image for its brands from product design to marketing to point-of-sale. Portraying core lifestyle themes more often than a particular product, Polo's distinctive advertising builds the Company's brand names and image, season after season. In fiscal 1996, Polo and its licensing partners spent over $100 million to advertise and promote the Company's brands worldwide. Polo also presents seasonal fashion shows, directs in-store events and utilizes the services of prominent athletes and models to promote its image.

          CONTROL AND CUSTOMIZE DISTRIBUTION. Polo's reputation for quality and style is also reflected in the distribution of its products. The Company's products are sold through leading upscale department and specialty stores and Polo stores throughout the world. Polo was a pioneer in utilizing shop-within-shop boutiques in major department stores to encourage the effective merchandising and display of Polo Ralph Lauren products. By presenting a broad selection of Polo products in an attractive customized environment, the shop-within-shop boutiques heighten awareness of the Company's brands and differentiate its offerings. The Company estimates that, as of December 28, 1996, more than three million square feet of retail space worldwide (including Polo stores and approximately 1,700 department store shop-within-shop boutiques in the United States) were exclusively dedicated to products sold under the Company's brands.

          BUILD STRATEGIC LICENSING ALLIANCES. Polo's licensing alliances have been a key factor in the Company's ability to offer an extensive array of products domestically and internationally. Through these alliances, Polo combines its consumer insight and design, marketing, and imaging skills with the specific product or geographic competencies of its licensing partners to create and build new businesses. Important examples of these alliances include those with industry leaders such as L'Oreal, S.A. in fragrances, WestPoint Stevens, Inc. in bedding and bath products, and Seibu Department Stores, Ltd. in connection with the offering of Polo products in Japan.

          DEVELOP POLO RALPH LAUREN STORES. The Company enhances the sale and merchandising of its products and builds the awareness and identity of its brands through its Polo stores and outlet stores. The Company's two flagship stores, located on Madison Avenue in New York City, offer unique shopping environments which communicate the complete Polo lifestyle. Over 100 Polo stores are operated by the Company and its licensing partners and joint ventures in over 25 countries worldwide. The Company also operates 64 outlet stores which broaden its customer base and contribute to profitability while maintaining the integrity of its primary distribution channels.

     The Company believes that the ongoing implementation of these operating strategies in combination with its growth strategies positions the Company for continued success. Polo's growth strategies are as follows:

          EXPAND THE FAMILY OF POLO BRANDS. The Company continually creates new brands based upon the original Polo and Ralph Lauren concepts to address new markets and consumer groups and maintain Polo's premium image. For example, in fiscal 1994, the Polo Sport label was created to introduce a new line of fitness apparel targeted at the growing market for functional, performance-oriented sport and outdoor wear. In Fall 1995, Polo launched its exclusive, limited distribution Purple Label brand of men's tailored clothing. Representing the Company's most refined apparel perspective, Purple Label reinforces Polo's reputation for quality, innovation and style. In Fall 1996, Polo introduced a denim-based line of sportswear for men, women and children under the Polo Jeans Co. brand. With price points below those of Polo's core apparel lines and a more casual contemporary styling, Polo Jeans Co. is designed to appeal to younger consumers.

          DEVELOP NEW PRODUCT CATEGORIES AND BUSINESSES WITHIN EXISTING
     BRANDS. Polo builds sales within its existing brands by devoting resources to less developed product areas and adding new product categories. For example, in Spring 1994, the Company added skin care products to its Polo Sport fragrance line and in fiscal 1996, introduced a line of paints and wall finishes as part of Home Collection. Similarly, while Polo has offered footwear since 1972, the Company plans to launch a full range of athletic footwear in 1998.

          LEVERAGE POLO BRANDS IN INTERNATIONAL MARKETS. The Company believes that international markets offer additional opportunities for Polo's quintessential American designs and lifestyle image and is committed to the global development of its businesses. International expansion opportunities may include the roll out of new products and brands following their launch in the U.S., the introduction of additional product lines, the entrance into new international markets and the addition of Polo stores in these markets. For example, following the successful launch of Polo Jeans Co. in the United States in Fall 1996, the Company formalized its plans to introduce the line in Canada, Europe and Asia in Fall 1997.

          CAPITALIZE ON WOMENSWEAR OPPORTUNITY. The Company believes the womenswear market offers significant opportunity for it to further capitalize on its position both domestically and internationally as a leading designer of womenswear. The Company acquired its womenswear business from a former licensing partner in October 1995. In addition to allowing the Company to improve the operations of its existing womenswear designer and bridge lines, the acquisition has enabled Polo to take important growth initiatives in additional segments of the womenswear market. In Fall 1996, for example, the Company and a new licensing partner launched the Lauren line of women's better sportswear and career apparel. Wholesale net sales of Lauren products by the Company's licensing partner
     are expected to exceed $   million in its first nine months of
     distribution.

          CONTINUE RETAIL EXPANSION. The Company plans to expand its retail presence by adding five or more Polo stores, including flagship stores in London and Chicago, over the next two years. The Company also plans to add ten to 20 new outlet stores over the next three years. In addition, in fiscal 1998, the Company plans to test market a Polo Jeans Co. store.

OPERATIONS

     Polo's business consists of four integrated operations: wholesale, Home Collection, direct retail and licensing alliances. Each is driven by the Company's guiding philosophy of style, innovation and quality.

WHOLESALE

     Polo's wholesale business is subdivided into two divisions: Polo Ralph Lauren Menswear and Ralph Lauren Womenswear. In both of its wholesale divisions, the Company offers discrete brand offerings to compete at various price levels. The Company's total wholesale net sales for fiscal 1996 were $606.0 million.

  POLO RALPH LAUREN MENSWEAR

     The Menswear division designs, sources, markets and distributes menswear under its Polo by Ralph Lauren, Polo Sport, Ralph Lauren/Purple Label Collection and Polo Golf brands. Each line is directed by a team consisting of design, merchandising, sales and production staff who work together to conceive, develop and merchandise product groupings organized to convey a variety of design concepts. Generally, there are four annual seasonal presentations for each line:
Fall, Cruise/Holiday, Spring and Summer. Within each line, the Company offers core and recurring styles complemented by fashion forward items reflecting contemporary trends. Polo is recognized worldwide as one of the premier men's designer collections, and Mr. Lauren was named 1996 Menswear Designer of the Year by the CFDA. The wholesale net sales of menswear products increased from $378.7 million in fiscal 1992 to $569.3 million in fiscal 1996.

     POLO BY RALPH LAUREN. The Polo by Ralph Lauren menswear collection is a complete men's wardrobe consisting of products related by theme, style, color and fabric. Products include pants, dress and casual shirts, the famous knit shirts with the polo player logo, ties, outerwear and sweaters, as well as tailored suits, sport coats, top coats, tailored trousers and formal wear, which are produced by licensing partners. The line is characterized by traditional and classic elements reflecting the distinctive American style of Polo Ralph Lauren. Polo by Ralph Lauren menswear is generally priced at a range of price points within the men's premium ready-to-wear apparel market. For example, suggested retail prices typically range from $49.50 to $59.50 for a basic knit shirt, $59.50 to $89.50 for a dress shirt and $58.50 for chino pants. This line is currently sold through approximately 1,600 department store, specialty store and Polo store doors in the United States, including approximately 1,050 department store shop-within-shop boutiques.

     POLO SPORT. The Polo Sport line of activewear and sportswear is designed to meet the growing consumer demand for functional sport and outdoor apparel. Polo Sport products include apparel and accessories for skiing, golfing, running, tennis, cycling, rock-climbing, cross-training, snowboarding and nautical sports, and often feature highperformance fabrics and construction. While the line is designed to meet the performance requirements of these activities, Polo Sport products also appeal to consumers who seek designer styling combined with technical authenticity in sportswear. Polo Sport is offered at a range of price points generally consistent with prices for the Polo by Ralph Lauren line, and is distributed through approximately 1,300 department store, specialty store, Polo Sport store and Polo store doors in the United States, including approximately 148 department store shop-within-shop boutiques.

     RALPH LAUREN/PURPLE LABEL COLLECTION. In Fall 1995, the Company introduced its Purple Label Collection of men's tailored clothing. Made from luxurious fabrics, Purple Label presents the Company's most refined perspective on men's clothing. Prominently featured in the Company's advertising, Purple Label reinforces the exclusive image of the Company's brands and communicates central themes of quality, innovation and style. The Company believes its exclusively distributed brands, including Purple Label Collection, not only build the Company's image, but also enhance sales of its other products. To complement the tailored clothing line, the Company recently launched and will distribute its Purple Label sportswear line for retail sale in Fall 1997. Purple Label Collection tailored clothing is manufactured and distributed by a licensee, and dress shirts and ties are sourced and distributed by the Company. Suggested retail prices typically range from $1,600 to $3,000 for a suit, $165 to $225 for a dress shirt, and $95 to $125 for a tie. The Purple Label lines are sold through a limited number of premier fashion retailers, currently numbering approximately 30 doors in the United States.

     POLO GOLF. The Polo Golf line is targeted at the golf and resort markets. The line includes products similar to those in the Polo by Ralph Lauren line with features tailored to the needs of the golf and resort consumer. For example, club logos or names can be embroidered on certain Polo Golf apparel products. Price points are similar to those charged for products in the Polo Sport line. The Polo Golf line is presently sold in the United States through approximately 1,500 leading golf clubs, pro shops and resorts, in addition to department, specialty and Polo stores.

  POLO RALPH LAUREN WOMENSWEAR

     The Womenswear division designs, sources, markets and distributes womenswear under its Ralph Lauren Collection and Collection Classics, RALPH/Ralph Lauren, Ralph (Polo Player Design) Lauren and Ralph Lauren Polo Sport brands. Representatives from each of the design, merchandising, sales and production staffs work together to conceive, develop and sell product groupings organized to convey a variety of design concepts. Each of the women's apparel lines (except Ralph Lauren Collection) consists of core, recurring styles, complemented by more fashion-oriented items which reflect contemporary trends. Mr. Lauren introduced his first womenswear products in 1971 and subsequently licensed the line in 1973.

     In October 1995, to capitalize further on its position, both domestically and internationally, as a leading designer of womenswear, Polo acquired the business of its former licensing partner and commenced its own womenswear wholesale operations. Since acquiring control of these operations, the Company has centralized control of its womenswear design, merchandising and sales activities and focused its efforts on improving the quality, production and delivery of its products. In addition, the Company has sought to build its womenswear business by capitalizing on the relationships developed with its menswear customers and by devoting resources to creating and renovating shop-within-shop boutiques and other exclusively fixtured areas within department stores. In fiscal 1996, the Company's wholesale net sales of womenswear products since the October 1995 acquisition were $36.7 million.

     The womenswear industry's four basic selling seasons are Fall, Cruise/Holiday, Spring and Summer. The women's ready-to-wear apparel market in the United States is divided into five segments defined by price levels, ranging from lowest to highest, as follows: budget, moderate, better, bridge, and designer. The Company competes directly in the bridge and designer segments of the womenswear industry, and competes through its licensing partner for the Lauren line in the better segment.

     RALPH LAUREN COLLECTION AND COLLECTION CLASSICS. The Ralph Lauren Collection, sold under the Purple Label and the Custom Collection Label (the "Collection"), expresses the Company's up-to-the-moment fashion vision for women. Made with luxury fabrics and high quality construction and detailing, the Collection plays an important strategic role for the Company by reinforcing the Polo Ralph Lauren image of style and high fashion. Each of the Spring and Fall collections is introduced at major fashion shows which generate extensive international media coverage. The Collection is recognized as one of the premier women's designer collections, and Mr. Lauren was named 1995 Womenswear Designer of the Year by the CFDA.

     Collection Classics include timeless versions of the Company's most successful Collection styles, as well as newly-designed classic signature styles which tend to remain in a women's wardrobe for several seasons. The Collection Classics line uses similar quality fabrics and construction to those used to produce the Collection line. Beginning in Spring 1997, the Collection Classics line will be sold under Ralph Lauren's Black Label.

     Collection and Collection Classics are offered for limited distribution to premier fashion retailers and through Polo full-price stores. Price points are at the upper end or luxury ranges. The suggested retail prices for a Collection jacket and pant typically range from $995 to $2,500, and from $450 to $1,395, respectively. The suggested retail prices for a Collection Classics jacket and pant typically range from $695 to $1,495 and from $395 to $650, respectively. The lines are currently sold through over 110 doors in the United States and 20 international doors.

     RALPH/RALPH LAUREN. The RALPH/Ralph Lauren brand was established in 1994 and presents a distinct and more casual fashion identity for the bridge market, while retaining a strong association with the Ralph Lauren Collection designer image. Younger in attitude and lower in price than the Collection, the RALPH line consists of a mix of classic and fashion items ranging from career wear to casual weekend apparel. The line is sold through approximately 140 doors in the United States and Canada. The suggested retail prices for a RALPH/Ralph Lauren jacket and pant typically range from $350 to $595, and from $125 to $325, respectively.

     RALPH LAUREN POLO SPORT. Similar to its men's counterpart, the Ralph Lauren Polo Sport line for women includes activewear for a variety of sports, as well as fashion athletic and sportswear basics. Introduced in Spring 1997, the Polo Sport line for women broadens the Company's potential customer base. Certain core sportswear items continue to be sold under the Ralph (Polo Player Design) Lauren label which until recent years was the label under which most Ralph Lauren women's sportswear was sold. The Ralph Lauren Polo Sport line is currently carried by approximately 400 doors in the United States, including approximately 130 shop-within-shops, and sells at a wide range of bridge prices. For example, the suggested retail price for a t-shirt is $28, while the suggested retail price for outerwear ranges from $115 to $425.

HOME COLLECTION

     With the introduction of the Ralph Lauren Home Collection in 1983, Polo became one of the first major apparel designers to extend its design principles and brands to a complete line of home furnishings. Today, in conjunction with its licensing partners, Polo offers an extensive collection of home products which both draw upon, and add to, the design themes of the Company's other product lines, contributing to Polo's complete lifestyle concept. New seasonal lines are presented for the Fall and Spring selling seasons while classic items remain a continuing part of the Home Collection. Products are sold under the Ralph Lauren Home Collection brands in three primary categories: bedding and bath, interior decor, and tabletop and gift.

     The table below details wholesale net sales of Home Collection products worldwide by the Company's licensing partners, for which the Company receives licensing revenue, for the stated fiscal years.

                                                                 FISCAL YEAR
                                              -------------------------------------------------
                                              1992       1993       1994       1995       1996
                                              -----     ------     ------     ------     ------
                                                                (IN MILLIONS)
Home Collection.............................  $85.9     $109.3     $144.7     $206.9     $265.9

     In addition to developing the Home Collection, Polo acts as sales and marketing agent for its domestic Home Collection licensing partners. Together with its nine domestic home product licensing partners, representatives of the Company's design, merchandising, production and sales staffs collaborate to conceive, develop and merchandise the various products as a complete home furnishing collection. Polo's personnel market and sell the products to domestic customers and certain international accounts. Polo's licensing partners, many of which are leaders in their particular product category, manufacture, own the inventory and ship the products. As compared to its other licensing alliances, Polo performs a broader range of services for its Home Collection licensing partners, which, in addition to sales and marketing, include operating showrooms and incurring advertising expenses, and, consequently, generally receives a higher royalty rate from its Home Collection licensing partners. Home Collection licensing alliances generally have three to five-year terms and often grant the licensee conditional renewal options.

     Home Collection products are positioned at the upper tiers of their respective markets and are offered at a range of price levels. Consistent with its strategy of developing its brands and products in tiered price categories, in Fall 1996 the Company introduced its luxurious White Label Collection of high thread-count bed and bath products offered through approximately 40 doors.

     The Company's home furnishings products generally are distributed through department stores, specialty furniture stores, interior design showrooms, customer catalogs and home centers. As with its other products, the use of shop-within-shop boutiques is central to the Company's distribution strategy. Certain licensing partners, including those selling furniture, wall coverings, blankets, bed pillows, tabletop, flatware, home fragrance and paint, also sell their products directly through their own staffs to reach additional customer markets.

     The home furnishings products offered by the Company and its licensing partners are listed below.

     CATEGORY                        PRODUCT                       LICENSING PARTNER
-------------------  ----------------------------------------  --------------------------
Bedding and Bath     Towels, sheets, pillowcases and matching  WestPoint Stevens, Inc.
                     bedding accessories
                     Blankets, bed pillows, comforters and     Pillowtex Corporation
                     other decorative bedding accessories
                     excluding those matched to sheets

                     Bath rugs                                 Newmark & James

Interior Decor       Upholstered furniture and case goods      Henredon Furniture
                                                               Industries, Inc.

                     Interior and exterior paints, stains and  The Sherwin-Williams
                     special finishes                          Company

                     Fabric and wallpaper                      P. Kaufmann, Inc.

     CATEGORY                        PRODUCT                       LICENSING PARTNER
-------------------  ----------------------------------------  --------------------------

Table and Giftware   Sterling, silverplate and stainless       Reed and Barton
                     steel flatware and picture frames         Corporation

                     Crystal and glass tableware and           RJS Scientific, Inc.
                     giftware, ceramic dinnerware and
                     giftware, home fragrances (potpourri,
                     scented candles, etc.) and Polo bears

                     Placemats, tablecloths, napkins           Designers Collection, Inc.

     The Company's three most significant Home Collection licensing partners based on aggregate licensing revenue paid to the Company are WestPoint Stevens, Inc., Pillowtex Corporation and Henredon Furniture Industries, Inc. WestPoint Stevens, Inc. accounted for approximately 50% of Home Collection licensing revenue in fiscal 1996. See "Risk Factors -- Dependence on Licensing Partners".

  DOMESTIC WHOLESALE AND HOME COLLECTION CUSTOMERS AND SERVICE

     GENERAL. Consistent with the appeal and distinctive image of its products and brands, the Company sells its menswear, womenswear and Home Collection products primarily to leading upscale department stores, specialty stores, golf and pro shops and Polo stores located throughout the United States which have the reputation and merchandising expertise required for the effective presentation of Polo products. The Company believes that Polo is a core resource for its major accounts, often being one of their largest-selling brands. As such, Polo generally receives priority in location, display and management attention.

     The Company's wholesale and home furnishings products are distributed through the primary distribution channels listed in the table below. In addition, the Company also sells excess and out-of-season products through secondary distribution channels.

                                                                APPROXIMATE NUMBER OF
                                                            DOORS AS OF DECEMBER 31, 1996
                                                       ---------------------------------------
                                                       MENSWEAR   WOMENSWEAR   HOME COLLECTION
                                                       --------   ----------   ---------------
  Department Stores..................................    1,300        310           1,300
  Specialty Stores...................................      340        105              50
  Polo Stores........................................       40         40              35
  Golf & Pro Shops...................................    1,520        350              --

     Department stores represent the largest customer group of each wholesale division and of the Home Collection. Major department store customers include Federated Department Stores, Inc., Dillard Department Stores, Inc., The May Department Stores Company and Dayton Hudson Corporation. During fiscal 1996, Federated Department Stores, The May Department Store Company and Dillard Department Stores each accounted for between 11% and 18% of aggregate sales by the Company's sales staff for menswear, womenswear and Home Collection products. See "Risk Factors--Dependence on Certain Customers".

     The Company seeks to assist its retail customers in achieving a high sell-through of Polo products at full price. Polo supports these retail customers with account executives, sales coordinators and retail analysts who work closely with stores to assist in purchasing, merchandising, stocking and advertising. In addition, the Company employs approximately 80 merchandising coordinators devoted to menswear, womenswear and Home Collection to conduct training of customers' sales staffs, enforce the Company's merchandising and design standards, and monitor product stock flow. Instore seminars, trunk and fashion shows and other training events are also conducted by the Company's staff to further educate retail customers' sales staffs, develop customer loyalty and strengthen sales.

     Menswear, womenswear and Home Collection wholesale products are primarily sold through their respective sales forces aggregating approximately 140 salespersons employed by Polo. The menswear division maintains its primary showroom at Polo's New York City executive headquarters. Regional showrooms for menswear are located in Atlanta, Chicago, Dallas and Los Angeles. An independent sales representative promotes sales to U.S. military exchanges. The womenswear and Home Collection divisions maintain their primary showrooms in New York City. Regional sales representatives for the Home Collection are located in the Company's showrooms in Atlanta, Chicago, Dallas and Los Angeles and in London. The Company also operates a separate tabletop showroom in New York City.

     SHOP-WITHIN-SHOP BOUTIQUES. The Company constantly seeks to ensure that its products are offered to the consumer in a visually attractive setting that is consistent with Polo's marketing philosophy and image. As a critical element of its distribution to department stores, the Company and its licensing partners utilize shop-within-shop boutiques to enhance brand recognition, permit more complete merchandising of the Company's lines and differentiate the presentation of products. In these shops, a broad assortment of Polo products is presented in a combination of wallcase and free-standing fixtures, as well as "concept" tables, in order to create both powerful visual presentations and, by grouping similar patterns and models together, an efficient shopping environment. The shops include seasonal visual guides, such as props, display photos, niche liners and counter cards, which enhance the image and identity of particular themes. Polo was a pioneer in the establishment of these shops. Shop-within-shop boutiques stimulate longer term commitment by the retailer to the Company's products and encourage each store to carry a representative cross-section of the product line for each season. The Company believes that the Company's shop-within-shop boutiques significantly improve sales productivity and has focused its efforts on increasing the number and size of shop-within-shop boutiques where appropriate. The Company intends to add approximately 210 shop-within-shop boutiques and refurbish approximately 195 shop-within-shop boutiques in fiscal 1998. At December 28, 1996, department store customers in the United States had installed over 1,700 shop-within-shop boutiques dedicated to Polo products. The size of Polo shop-within-shop boutiques (excluding significantly larger shop-within-shop boutiques in key department store locations) typically ranges from approximately 2,000 to 3,000 square feet for menswear, from approximately 800 to 1,000 square feet for womenswear, and from approximately 800 to 1,200 square feet for home furnishings. The Company estimates that, in total, approximately 1.6 million square feet of department store space in the United States is dedicated to Polo shop-within-shop boutiques. In addition to shop-within-shop boutiques, the Company utilizes exclusively fixtured areas in department stores.

     BASIC STOCK REPLENISHMENT PROGRAM. The menswear and womenswear programs allow products such as knit shirts, chino pants, oxford cloth shirts and navy blazers to be ordered at any time through basic stock replenishment programs. For customers who reorder basic products, Polo generally ships these products within one to five days of order receipt. These products accounted for approximately 15% of menswear wholesale sales and approximately 10% of womenswear wholesale sales in fiscal 1996. The Company has also implemented a seasonal quick response program to allow replenishment of products such as lambswool sweaters, corduroy trousers and down jackets which can be ordered for only a portion of each year. Certain Home Collection licensing partners also offer a basic stock replenishment program which includes towels, bedding and tabletop products. Basic stock products accounted for approximately 65% of net sales of Home Collection licensing partners in fiscal 1996.

DIRECT RETAILING

     The Company operates two types of retail stores dedicated to the sale of Polo products. Located in prime retail areas, the Company's 27 Polo stores (which include the 21 stores acquired by the Company in the PRC Acquisition) operate under the Polo Ralph Lauren and Polo Sport names. The Company's 64 outlet stores are generally located in outlet malls and operate under the

Polo Ralph Lauren Factory Store name. The Company's retail sales for fiscal 1996, exclusive of PRC sales, were $303.7 million.

     In addition to its own retail operations, the Company has granted licenses to independent parties to operate 17 stores in the United States and more than 65 stores internationally. The Company receives the proceeds from the sale of its menswear and womenswear products, which are included in wholesale net sales, to these stores and also receives royalties, which are included in licensing income, from its licensing partners who sell to these stores. The Company generally does not receive any other compensation from these licensed store operators. See "--Licensing Alliances".

  POLO STORES

     In addition to generating sales of Polo Ralph Lauren products, Polo stores set, reinforce and capitalize on the image of Polo's brands. Depending on their size and location, the stores present lifestyle collections of Polo Ralph Lauren apparel, accessories, home and fragrance products. The stores are designed and fixtured to create a distinctive Polo environment and store associates are trained to maintain high standards of visual presentation, merchandising and customer service. The result is a complete statement at retail of Polo's central themes of quality, style and innovation.

     The Company's two flagship stores located on Madison Avenue in New York City showcase Polo products and demonstrate Polo's most refined merchandising techniques. Opened in 1986, the Company's Polo Ralph Lauren Store in the five-story Rhinelander Mansion embodies the Polo lifestyle in over 20,000 square feet. The store has been critically acclaimed for the quality of its design and presentation and the Company received the 1986 Retailer of the Year award from the CFDA in connection with its opening. Opened in 1993 in conjunction with development of the Polo Sport brand, the 10,000 square foot flagship Polo Sport store is designed to convey the active spirit and complete product line of this brand.

     In 1993, Polo combined the operations of a majority of its then owned stores with those of an experienced licensing partner to form a joint venture, PRC, in order to improve the stores' performance. In addition to operating the stores, PRC has acquired and opened additional stores while closing unproductive stores. Simultaneously with the closing of the Offerings, Polo will complete the acquisition of the interest of its joint venture partner in PRC. See "Reorganization and Related Transactions".

     Following the PRC Acquisition, in addition to its New York flagship stores, Polo will operate 25 other Polo stores. Ranging in size from approximately 2,000 to over 14,000 square feet, the non-flagship stores are situated in upscale regional malls and major high street locations generally in the largest urban markets in the United States. Polo has also operated a Polo store on New Bond Street in London since 1983. In aggregate, the Company operates 22 Polo Ralph Lauren stores, three Polo Sport stores and two Polo Country stores (offering primarily leisure and weekend apparel). Stores are generally leased for initial periods of ten years with renewal options.

     The Company plans to continue to invest in Polo stores. In fiscal 1997, new Polo stores were opened in Waikiki, Hawaii, Troy, Michigan and Roosevelt Field Mall in Garden City, New York. Among other locations, new stores are planned for Oakbrook, Illinois and Las Vegas, Nevada, and new flagship stores are planned for Chicago and London. Following successful major renovations and expansions of its San Francisco and Atlanta stores in fiscal 1997, Polo plans to renovate or relocate its stores in Houston, Texas, Phoenix, Arizona, Manhasset, New York and Short Hills, New Jersey, in fiscal 1998. Also in fiscal 1998, the Company plans to test market a Polo Jeans Co. store as part of the development of its Polo Jeans Co. brand.

  OUTLET STORES

     Polo extends its reach to additional consumer groups through its 64 Polo Ralph Lauren Factory Stores. Offering Polo products at 15% to 50% below suggested retail prices in an outlet mall environment, the outlet stores target consumers who favor value-oriented retailers. Geographically positioned to minimize potential overlap with the Company's primary customers, the outlet stores add sales in regions where Polo products are not readily available. The outlet stores also serve to liquidate excess, irregular and out-of-season Polo Ralph Lauren products outside of the Company's primary distribution channels.

     Outlet stores offer selections of the Company's menswear, womenswear, children's apparel, accessories, home furnishings and fragrances. Ranging in size from 5,000 to 13,000 square feet, with an average of over 7,900 square feet, the stores are generally located in major outlet centers in 31 states and Puerto Rico. The Company believes that the outlet stores maintain fixturing, visual presentation and service standards superior to those typically associated with outlet stores.

     Outlet stores purchase products from Polo, its licensing partners and its suppliers and from Polo stores in the United States. Outlet stores purchase products from Polo generally at cost and from Polo's domestic product licensing partners and Polo stores at negotiated prices. Outlet stores also source basic products and styles directly from the Company's suppliers often utilizing Polo's excess fabric. In fiscal 1996, the outlet stores purchased approximately 47%, 31% and 22% of products from the Company, licensing partners and other suppliers, respectively.

     Given the broad appeal of Polo's brands and the relatively high sales productivity of these stores, the Company believes it is a desired tenant among outlet store developers and, as such, Polo has received significant landlord concessions which have minimized its initial investment and provided other favorable lease terms. The stores are generally leased for an initial period of five or more years with subsequent renewal options. The Company plans to add ten to 20 new outlet stores (net of anticipated store closings) over the next three years. In addition, in fiscal 1998 the Company plans to test three or more factory outlet concept stores which will carry only certain Polo brands and products and will be smaller than typical outlet stores. There can be no assurance that the Company will continue to receive landlord concessions or other favorable lease terms.

LICENSING ALLIANCES

     Due to the collaborative and ongoing nature of the Company's relationships with its licensees, such licensees are referred to in this Prospectus as "licensing partners" and the relationships between the Company and such licensees are referred to in this Prospectus as "licensing alliances". Notwithstanding these references, however, the legal relationship between the Company and its licensees is one of licensor and licensee, and not one of partnership.

     Through licensing alliances, Polo combines its consumer insight and design, marketing and imaging skills with the specific product or geographic competencies of its licensing partners to create and build new businesses. The Company's licensing partners, who are often leaders in their respective markets, generally contribute the majority of product development costs, provide the operational infrastructure required to support the business and own the inventory. Since the Company is, in most cases, paid a royalty based upon wholesale sales by its licensing partners, Polo is less exposed to certain operating risks influencing profitability than if it owned and operated the business directly. Further, extension of the Company's brands into new product categories and regions, coupled with associated marketing campaigns, incrementally enhance and build awareness of the Company's brands generally.

     Product and international licensing partners are granted the right to manufacture and sell at wholesale specified products under one or more of Polo's trademarks. Generally, product licenses encompass the production and sale of a complete product line for sale in the United States and may also include provisions for international sales, either directly or through the Company's international licensing partners. International licenses typically grant the licensing partner the right to distribute a broad range of Polo Ralph Lauren products within a defined international market. International licensing partners produce and source products independently and in conjunction with the Company and its product licensing partners. As compensation for the Company's contributions under these agreements, each licensing partner pays royalties to the Company based upon its sales of Polo Ralph Lauren products, subject generally, to payment of a minimum royalty. With the exception of Home Collection licenses, these payments generally range from five to eight percent of the licensing partner's sales of the licensed products. See "-- Home Collection" for a description of royalty arrangements for Home Collection products. In addition, licensing partners are required to allocate between two and four percent of their sales to advertise Polo products. Larger allocations are required in connection with launches of new products or in new territories. Licensing alliance agreements generally have three- to five-year terms and often grant the licensee renewal options if specified sales thresholds are met. In those few instances where the Company has granted long term licenses, the Company has generally obtained the right to buy the licensed business from its licensing partner under certain circumstances.

     Polo works in close collaboration with its licensing partners to ensure that products are developed, marketed and distributed to address the intended market opportunity and present consistently to consumers worldwide the distinctive perspective and lifestyle associated with the Company's brands. While product licensing partners may employ their own designers, the Company oversees the design of all its products. Polo works closely with licensing partners to coordinate marketing and distribution strategies and the design and construction of shop-within-shops, and participates in the long-range planning and development of its licensing partners' Polo businesses. Virtually all aspects of the design, production quality, packaging, merchandising, distribution, advertising and promotion of Polo products are subject to the Company's prior approval and ongoing oversight. The result is a consistent identity for Polo products across product categories and international markets.

     Polo has 19 product and 14 international licensing partners. Details of wholesale net sales of the Company's licensing partners (excluding sales of Home Collection products) are presented below.

                                                            FISCAL YEAR
                                    ------------------------------------------------------------
                                      1992         1993         1994         1995         1996
                                    --------     --------     --------     --------     --------
                                                           (IN MILLIONS)
Product.........................    $  497.8     $  570.8     $  582.2     $  640.8     $  658.3
International...................       666.6        685.7        667.0        796.2        867.4
                                    --------     --------     --------     --------     --------
          Total.................    $1,164.4     $1,256.5     $1,249.2     $1,437.0     $1,525.7
                                    ========     ========     ========     ========     ========

PRODUCT LICENSING ALLIANCES

     Polo has agreements with 19 product licensing partners relating to sportswear, men's tailored clothing, children's apparel, personalwear, accessories and fragrances.

  CASUAL APPAREL AND SPORTSWEAR

     CHAPS BY RALPH LAUREN. Through a licensing partner, Polo offers a line of moderately priced men's sportswear under the Chaps by Ralph Lauren brand ("Chaps"). Originally introduced in 1974, Chaps has become a complete casual sportswear line featuring knit and woven shirts, sweaters, casual pants and outerwear. Chaps addresses a younger and more price-conscious fashion consumer than does the Polo by Ralph Lauren brand. Chaps is distributed primarily through a broad base of better department stores where the line is often sold through areas outfitted with customized Chaps fixturing. As Chaps has expanded its product line and distribution, U.S. wholesale net sales by Polo's licensing partner have grown from $47.6 million in fiscal 1992 to

$142.9 million in fiscal 1996. Warnaco, Inc. has been the Company's Chaps licensing partner since 1976.

     POLO JEANS CO. Recognizing an opportunity in the younger contemporary sportswear market, the Company created the Polo Jeans Co. brand. Targeted at 16- to 28-year old men and women, the denim-based line is founded upon a more casual and contemporary design perspective than the Company's core menswear and womenswear brands. The Polo Jeans Co. collection features a large selection of both basic and fashion jeans with a broad complement of casual sportswear, including chambray shirts, T-shirts, sweatshirts, chino pants and outerwear. Suggested retail prices include $48 for basic jeans, $50 for a chambray shirt and $60 for a sweatshirt. The Polo Jeans Co. brand is intended to become a core offering for department stores' younger, more fashion-forward customers. Polo Jeans Co. products are also sold through retailers catering to the young men's and women's markets. Launched in the United States in Fall 1996, Polo Jeans Co. products are currently offered through over 2,000 men's and women's doors. Wholesale net sales of Polo Jeans Co. products in the United States by the
Company's licensing partner were approximately $   million in the ten months
ended March 31, 1997. The Company expects to test market a Polo Jeans Co. store in fiscal 1998. The Company's licensing partner for Polo Jeans Co. in the United States is Sun Apparel, Inc.

     LAUREN BY RALPH LAUREN. Introduced in Fall 1996, the Lauren by Ralph Lauren brand ("Lauren") marked Polo's entry into the women's better sportswear market, a market significantly larger than that addressed by the Company's designer and bridge collections. Embodying the traditional classic styling associated with the Ralph Lauren brands, Lauren offers an extensive collection of women's better apparel suitable for both career and social environments. Representative items and suggested retail price points include tailored jackets at $250, career skirts at $120, cotton shirts at $55 and chino pants at $55. Launched in approximately 250 department store doors, Lauren is expected to be sold through approximately 650 doors by the Fall 1997 season. Lauren is currently offered exclusively in better department stores where it is merchandised through shop-within-shop boutiques. Wholesale net sales of Lauren products by the Company's
licensing partner are expected to exceed $          million in its first nine
months of distribution. Lauren will add petite sizes, suits and a broadened assortment of coats for Fall 1997. The Company's licensing partner for Lauren is Jones Apparel Group, Inc.

  MEN'S TAILORED CLOTHING

     Consistent with its strategy of segmenting its menswear business by style and price point, the Company offers men's tailored clothing under its Purple Label, Polo by Ralph Lauren and Chaps brands. The product offering consists of suits, sport coats, tailored trousers and top coats. In fiscal 1996, total U.S. wholesale net sales of men's tailored clothing by the Company's licensing partners exceeded $45 million.

     Representative suggested retail prices for Polo's licensed men's tailored clothing brands and the licensing partners of such brands are listed below.

                                                                     SUGGESTED RETAIL
                                                                       PRICES FOR A
                 BRAND                       LICENSING PARTNER             SUIT
        ------------------------          ------------------------   ----------------
        Purple Label                      Chester Barrie, Ltd.       $1,600 to $3,000
        Polo by Ralph Lauren              Pietrafesa & Co.            $600 to $1,200
        Chaps                             Peerless Inc.                 $300 to $500

  CHILDREN'S APPAREL

     In the children's apparel market, Polo offers products for boys, infants and toddlers, and girls. Polo's children's apparel lines are sold through better department stores, Polo stores and other specialty stores, often through shop-within-shop boutiques. The Company's licensing partners had U.S. wholesale net sales of children's apparel in fiscal 1996 of over $75 million.

     POLO FOR BOYS. Introduced in 1978, the Polo for Boys product line consists of premium quality casual apparel, outerwear, tailored clothing and furnishings for boys in sizes 4 through 20. Products are offered under the Polo by Ralph Lauren and Polo Sport brands and include children-sized versions of core menswear styles and incorporate their distinctive design themes and features. Polo for Boys is licensed to Oxford Industries, Inc.

     RALPH LAUREN INFANTS AND TODDLERS AND GIRLS. Introduced in 1995, the Ralph Lauren Infants and Toddlers collection brings Polo's signature style and products to boys and girls in sizes layette to 4T. Products are offered under the Ralph Lauren, Polo Sport and Polo Jeans Co. brands and are generally consistent in terms of style and quality with the Polo for Boys collection. The infants and toddlers collection is licensed to S. Schwab Company, Inc. with whom Polo plans to introduce a new line of apparel for girls in sizes 4 to 6X in Spring 1998.

  PERSONALWEAR

     In order to capitalize fully on its opportunity in the large personalwear market, Polo recently restructured its licensing arrangements. In 1988, Polo entered into its first licensing alliance in the men's underwear category which resulted in a limited line of men's underwear under the Ralph Lauren brand. Recognizing the potential to extend its brands into additional personalwear categories, in 1996 Polo entered into a new licensing arrangement with Sara Lee Corporation. As a result, Polo, in collaboration with Sara Lee Corporation, has developed extensive personalwear lines for both men and women. Scheduled for retail sale in Fall 1997, the men's personalwear line includes underwear, loungewear, sleepwear and robes offered under the Purple Label, Polo by Ralph Lauren and Polo Sport brands. Also expected to debut in Fall 1997, the women's personalwear line includes underwear, foundations, loungewear, sleepwear and robes under the Company's Collection, Ralph Lauren and Polo Sport brands.

  ACCESSORIES -- FOOTWEAR AND OTHERS

     Through its licensing partners, Polo offers a wide range of accessories designed to complement its men's and women's apparel lines, further enhance the distinctive images of its brands and build its business. In aggregate, U.S. wholesale net sales of accessories offered under the Company's brands exceeded $150 million in fiscal 1996.

     DRESS AND CASUAL FOOTWEAR. In order to capitalize more fully on its opportunity in the footwear market, Polo restructured its licensing arrangements in 1996 for dress and casual footwear. In 1972, Polo introduced its first footwear products. The Ralph Lauren Footwear line currently consists of a broad collection of premium quality dress and casual shoes for men and women offered under the Company's brands. Recognizing the potential to expand this business, in 1996 Polo entered into a licensing agreement with Reebok International Ltd.'s subsidiary, The Rockport Company, Inc. ("Reebok/Rockport") upon Rockport's acquisition of control of the operations of Polo's then existing footwear licensing partner. Under their licensing alliance, Polo, in combination with the substantial expertise and other resources of Reebok/Rockport, is working to develop further its dress and casual shoe business and expects to expand the assortment in terms of style and price point and enhance in-store merchandising and presentation.

     PERFORMANCE ATHLETIC FOOTWEAR. As part of its licensing agreement with Reebok/Rockport, in 1998, Polo will enter the athletic footwear market. Polo plans to offer an extensive collection of performance-oriented cross-training, running, tennis, cycling, hiking, boating and golf shoes for men and women under the Polo Sport brand.

     OTHER ACCESSORIES. Additional accessories offered by Company and its licensing partners under Polo's brands are listed below.

           ACCESSORY CATEGORY                 LICENSING PARTNER
----------------------------------------    ---------------------
Handbags and luggage                        Wathne, Inc.

Eyewear                                     Safilo USA, Inc.

Men's, women's and children's hosiery       Hot Sox, Inc.

Belts and other small leather goods         New Campaign, Inc.

Scarves for men and women                   Echo Scarves, Inc.

Jewelry                                     Carolee, Inc.

Men's, women's and children's gloves        Swany, Inc.

  FRAGRANCE AND SKIN CARE PRODUCTS

     Polo entered the fragrance market in 1978. This global product market allows the Company to address a broad consumer base and facilitates wide communication of Polo's essential themes and imagery. The extensive advertising and promotion which accompany these products have continually reinforced awareness of the Company's brands and lifestyle image.

     From introduction of the Polo fragrance for men and Lauren fragrance for women in 1978, the Company has continued to expand its offering in the fragrance and skin care category. In 1990, for example, Polo introduced its Safari fragrance for women, followed by the Safari fragrance for men in 1992. In addition to fragrances, these lines include personal care products such as bath gels, shaving cream and other grooming products. As a complement to Polo's active apparel, the Company launched Polo Sport for Men, the Fitness Fragrance in 1994. Polo has continued to build upon this product line with the addition of innovative Face Fitness and other skin care products. Polo Sport for Women was launched in fiscal 1996. The Company's strategy is to continue to add products to its fragrance and skin care line. Worldwide wholesale net sales of Polo fragrances and skin care products exceeded $280 million in fiscal 1996. L'Oreal S.A. and its subsidiary, Cosmair Inc., have been the Company's licensing partners since 1984, and have worldwide distribution rights in perpetuity in the fragrance and skin care category.

INTERNATIONAL LICENSING ALLIANCES

     The Company believes that international markets offer additional opportunities for Polo's quintessential American designs and lifestyle image and is committed to the global development of its businesses. International expansion opportunities may include the roll out of new products and brands following their launch in the U.S., the introduction of additional product lines, the entrance into new international markets and the addition of Polo stores in these markets. For example, following the successful launch of Polo Jeans Co. in the U.S. in Fall 1996, the Company formalized its plans to introduce the line in Canada, Europe and Asia in Fall 1997. Polo works with its 14 international licensing partners to facilitate this international expansion. International licensing partners also operate more than 65 Polo stores.

     Polo's first international manufacturing and distribution licensing alliance was granted to Seibu Department Stores, Ltd. of Japan in 1976 in the belief that a regional distributor could more effectively develop Polo's business in its locale given its familiarity and expertise within the market. The Company's first European license was granted in 1983. Polo's most recent efforts with regard to international operations include recent extensions of its licensing alliances for Japan and Europe. In January 1997, the Company concluded a licensing alliance for Israel and plans to launch its business there with the opening of three Polo stores in Fall 1997. The Company is also pursuing plans for expansion in other countries in the Middle East and Eastern Europe.

     International licensing partners typically acquire the right to source, produce, market and sell some or all Polo products in a given geographical area. International licensing partners are generally subject to the same economic arrangements as those of domestic product licensing partners, including royalties and advertising expenditures. The Company requires each international licensing partner to distribute products and present an image consistent with that of the Company's products in the United States. As a result of the Company's requirements of uniformity, significant information sharing and cooperation is necessary between the Company and all of its licensing partners, both product and international. Licensed products are typically designed by the Company, either alone or in collaboration with its domestic licensing partners. Domestic licensees generally provide international licensing partners with patterns, piece goods, manufacturing locations and other information and assistance necessary to achieve product uniformity, for which they are, in many cases, compensated.

     The most significant international licensing partners by royalties in fiscal 1996 were Seibu Department Stores, Ltd., which oversees distribution of virtually all of the Company's products in Japan, L'Oreal S.A., which distributes fragrances and toiletries outside of the United States and Poloco, S.A., which distributes men's and boys' apparel and certain accessories in Europe. The Company's ability to maintain and increase royalties under foreign licenses is dependent upon certain factors not within the Company's control, including fluctuating currency rates, currency controls, withholding requirements levied on royalty payments, governmental restrictions on royalty rates, political instability and local market conditions. See "Risk
Factors -- Foreign Currency Fluctuations" and "-- Dependence on Licensing Partners".

DESIGN

     The Company's products reflect a timeless and innovative American style associated with and defined by Polo and Ralph Lauren. The Company's consistent emphasis on innovative and distinctive design has been an important contributor to the prominence, strength and reputation of the Polo Ralph Lauren brands. For 30 years the Company's designers have influenced, anticipated and responded to evolving consumer tastes within the context of Polo's defining aesthetic principles. Mr. Lauren, supported by Polo's design staff, has won numerous awards for Polo's designs including, most recently, the prestigious 1996 Menswear Designer of the Year and 1995 Womenswear Designer of the Year awards, both of which were awarded by the CFDA. In addition, Mr. Lauren was honored with the CFDA Lifetime Achievement Award in 1992, and is the only person to have won all three of these awards.

     Design teams are formed around the Company's brands and product categories to develop concepts, themes and products for each of Polo's businesses. These teams work in close collaboration with merchandising, sales and production staff and licensing partners in order to gain market and other input. Product merchandisers, for example, provide designers with market trend and other information and potential business opportunities at initial stages of the design process. Prior to deliveries each season, design teams work with merchandisers to edit lines and with advertising and publicity, visual display and sales staffs to complete a full marketing program for each product line.

     All Polo Ralph Lauren products are designed by or under the direction of Mr. Ralph Lauren and the Company's design staff of approximately 180, which is divided into three departments. The menswear design department is headed by Mr. Jerome Lauren, Executive Vice President of Menswear Design, who has overseen menswear design since joining the Company in 1973, and by Mr. John Varvatos, Senior Vice President of Menswear Design since 1995. Ms. Rosanne Birrittella, Senior Vice President of Womenswear Design and Advertising, heads the womenswear design department. She has worked with the Company since 1971 in several senior creative capacities. Polo's Senior Vice President of Home Design is Ms. Nancy Vignola, who has worked with the Company since 1976 and has overseen Home Collection design since its inception in 1982.

     The Company operates a research, development and testing facility in Greensboro, North Carolina, testing labs in New Jersey and Singapore and pattern rooms in New York and New Jersey.

MARKETING

     Polo's marketing program communicates the themes and images of the Polo Ralph Lauren brands and is an integral feature of its product offering. Worldwide marketing is managed on a centralized basis through the Company's advertising and public relations departments in order to ensure consistency of presentation.

     The Company creates the distinctive image advertising for all Polo Ralph Lauren products, conveying the particular message of each brand within the context of Polo's core themes. Advertisements generally portray a lifestyle rather than a specific item and often include a variety of Polo products offered by both the Company and its licensing partners. Polo's primary advertising medium is print, with multiple page advertisements appearing regularly in a range of fashion, lifestyle and general interest magazines including Elle, Esquire, GQ, The New York Times Magazine, Town and Country, Vanity Fair and Vogue. Major print advertising campaigns are conducted during the Fall and Spring retail seasons with additions throughout the year to coincide with product deliveries. In addition to print, certain product categories utilize television and outdoor media in their marketing programs.

     The Company's licensing partners contribute a percentage (usually between two and four percent) of their sales of Polo products for advertising. The Company directly coordinates advertising placement for domestic product licensing partners. During fiscal 1996, Polo and its licensing partners collectively spent more than $100 million worldwide to advertise and promote Polo products.

     Polo conducts a variety of public relations activities. Each of the Spring and Fall womenswear collections is introduced at major fashion shows in New York which generate extensive domestic and international media coverage. In recognition of the increasing role menswear plays in the fashion industry, each of the Spring and Fall menswear collections is introduced at fashion presentations organized for the fashion press. In addition, Polo sponsors professional golfers, organizes in-store appearances by its models and sponsors sports teams.

SOURCING, PRODUCTION AND QUALITY

     The Company's apparel products are produced for the Company by approximately 165 different manufacturers worldwide. The Company contracts for the manufacture of its products and does not own or operate any production facilities. During fiscal 1996, approximately 36% (by dollar volume) of men's and women's products were produced in the United States; 54% of men's and women's products were produced in the Far East; and the balance was produced elsewhere. One manufacturer engaged by the Company accounted for approximately 23% of the Company's total production during fiscal 1996. No other manufacturer accounted for more than five percent of the Company's total production in fiscal 1996.

     Production is divided broadly into purchase of finished products, where the supplier is responsible for the purchasing and carrying of raw materials, and cut, make and trim ("CMT") purchasing, where the Company is responsible for the purchasing and movement of raw materials to finished product assemblers located throughout the world. CMT arrangements typically allow the Company more latitude to incorporate unique detailing elements and to develop specialty items. The Company uses a variety of raw materials, principally consisting of woven and knitted fabrics and yarns.

     The Company must commit to manufacture the majority of its garments before it receives customer orders. In addition, the Company must commit to purchase fabric from mills well in advance of its sales. If the Company overestimates the demand for a particular product which it cannot sell to its primary customers, it may use the excess for distribution in its outlet stores or sell the product through secondary distribution channels. If the Company overestimates the need for a particular fabric or yarn, that fabric or yarn can be used in garments made for subsequent seasons or made into past season's styles for distribution in its outlet stores.

     The Company has been working closely with suppliers in recent years to reduce lead times to maximize fulfillment (i.e., shipment) of orders and to permit re-orders of successful programs. In particular, the Company has increased the number of deliveries within certain brands each season so that merchandise is kept fresh at the retail level. Currently there are, for example, eight and ten annual deliveries, respectively, of men's Polo Sport and Polo by Ralph Lauren sportswear, with fewer deliveries for other lines.

     Suppliers operate under the close supervision of Polo's product management department in the United States, and in the Far East under that of a wholly owned subsidiary which performs buying agent functions for the Company and third parties. All garments are produced according to Polo's specifications. Production and quality control staff in the United States and in the Far East monitor manufacturing at supplier facilities in order to correct problems prior to shipment of the final product to Polo. While final quality control is performed at Polo's distribution centers, under Polo's vendor certification program, procedures have been implemented so that quality assurance is focused as early as possible in the production process, allowing merchandise to be received at the distribution facilities and shipped to customers with minimal interruption.

     The Company retains independent buying agents in Europe and South America to assist the Company in selecting and overseeing independent third-party manufacturers, sourcing fabric and other products and materials, monitoring quota and other trade regulations, as well as performing some quality control functions.

COMPETITION

     Competition is strong in the segments of the fashion and consumer product industries in which the Company operates. The Company competes with numerous designers and manufacturers of apparel and accessories, fragrances and home furnishing products, domestic and foreign, some of which may be significantly larger and have substantially greater resources than the Company. The Company competes primarily on the basis of fashion, quality, and service. The Company's business depends on its ability to shape, stimulate and respond to changing consumer tastes and demands by producing innovative, attractive, and exciting products, brands and marketing, as well as on its ability to remain competitive in the areas of quality and price. See "Risk Factors -- Competition".

DISTRIBUTION

     To facilitate distribution, men's products from manufacturers are shipped to the Company's distribution center in Greensboro, North Carolina for inspection, sorting, packing and shipment to retail customers. The Company's distribution/customer service facility is designed to allow for high density cube storage and utilizes bar code technology to provide inventory management and carton controls. Product traffic management is coordinated from this facility in conjunction with the Company's product management and buying agent staffs. Womenswear distribution is provided by a "pick and pack" facility in Kearney, New Jersey under a warehousing distribution agreement with a third party. Outlet store distribution and warehousing is principally handled through the Greensboro distribution center as well as a satellite center also located in North Carolina. Polo store distribution is provided by a facility in Columbus, Ohio and a facility in New Jersey which services the Company's stores in New York City and East Hampton, New York. The Company's licensing partners are responsible for the distribution of licensed products, including Home Collection products. The Company is currently evaluating warehousing and distribution facilities for its retail stores.

MANAGEMENT INFORMATION SYSTEM

     The Company's management information system is designed to provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing and distribution functions of the Company's business. The Company has installed sophisticated point-of-sale registers in its Polo stores and outlet stores that enable it to track inventory from store receipt to final sale on a real-time basis. The Company believes its merchandising and financial system, coupled with its point-of-sale registers and software programs, allow for rapid stock replenishment, concise merchandise planning and real-time inventory accounting practices.

     In addition, the Company has introduced an electronic data interchange ("EDI") system to facilitate the processing of replenishment and fashion orders from its wholesale customers, the movement of goods through distribution channels, and the collection of information for planning and forecasting. The Company has EDI relationships with customers who represent a significant majority of its wholesale business and is working to expand its EDI capabilities to include most of its suppliers.

CREDIT CONTROL

     The Company manages its own credit and collection functions. The Company does not factor its accounts receivables or maintain credit insurance to manage the risks of bad debts. The Company's bad debt write-offs were less than 1% of net sales for fiscal 1996.

BACKLOG

     The Company generally receives wholesale orders for apparel products approximately three to five months prior to the time the products are delivered to stores. All such orders are subject to cancellation for late delivery. At December 28, 1996, backlog was $245.4 million and $38.5 million, as compared to $232.8 million and $32.7 million at December 30, 1995 for men's and women's apparel, respectively. The Company's backlog depends upon a number of factors, including the timing of the market weeks for its particular lines, during which a significant percentage of the Company's orders are received, and the timing of shipments. As a consequence, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual shipments.

TRADEMARKS

     The Company is the owner of the "Polo", "Ralph Lauren" and the famous polo player astride a horse trademarks in the United States. As part of the Reorganization, the Company acquired certain trademarks and related rights pertaining to fragrances and cosmetics. See "Reorganization and Related Transactions". Additional trademarks owned by the Company include, among others, "Chaps", "Polo Sport", "Lauren/Ralph Lauren", "RALPH" and "RRL".

     The Company's trademarks are the subject of registrations and pending applications throughout the world for use on a variety of items of apparel, apparel-related products, home furnishings and beauty products, as well as in connection with retail services, and the Company continues to expand its worldwide usage and registration of related trademarks. The Company regards the license to use the trademarks and its other proprietary rights in and to the trademarks as valuable assets in the marketing of its products and, on a worldwide basis, vigorously seeks to protect them against infringement. As a result of the appeal of its trademarks, Polo's products have been the object of counterfeiting. The Company has a broad enforcement program which has been generally effective in controlling the sale of counterfeit products in the United States and in major markets abroad.

     In markets outside of the United States, the Company's rights to some or all of its trademarks may not be clearly established. In the course of its international expansion, the Company has experienced conflicts with various third parties which have acquired ownership rights in certain trademarks which include "Polo" and/or a representation of a polo player astride a horse which would have impeded the Company's use and registration of its principal trademarks. While such conflicts are common and may arise again from time to time while the Company continues its international expansion, the Company has in the past successfully resolved such conflicts through both legal action and negotiated settlements with third-party owners of such conflicting marks. See "Risk Factors -- Trademarks".

     Two agreements by which the Company resolved conflicts with third-party owners of other trademarks impose current restrictions or monetary obligations on the Company. In one, the Company reached an agreement with a third party which owned competing registrations in numerous European and South American countries for the trademark "Polo" and a symbol of a polo player astride a horse. By virtue of the agreement, Polo has acquired that third party's portfolio of trademark registrations, in consideration of the payment (capped as set forth below) of 30% of the Company's European and Mexican royalties and 50% of its South American royalties (solely in respect of the Company's use of trademarks which include "Polo" and the polo player symbol, and not, for example, "Ralph Lauren" alone, "Lauren/Ralph Lauren", "RRL", etc.). Remittances to this third party are not reflected in licensing revenue in the Company's financial statements and will cease no later than 2008, or sooner, when the remittances with respect to Europe and Mexico to this third party aggregate $15.0 million. As of February 15, 1997, the Company has paid approximately $7.0 million to this third party. The Company's obligation to share royalties with respect to Central and South America and parts of the Caribbean expires in 2013, but the Company also has the right to terminate this obligation at any time by paying $3.0 million. The second agreement was reached with a third party which owned conflicting registrations of the trademarks "Polo" and a polo player astride a horse in the U.K., Hong Kong, and South Africa. Pursuant to the agreement, the third party retains the right to use its "Polo" and polo player symbol marks in South Africa and certain other African countries, and the Company agreed to restrict use of those Polo marks in those countries to fragrances and cosmetics (as to which the Company's use is unlimited) and to the use of the Ralph (polo player symbol) Lauren mark on women's and girls' apparel and accessories. By agreeing to those restrictions, the Company secured the unlimited right to use its trademarks (without payment of any kind) in the United Kingdom and Hong Kong, and the third party is prohibited from distributing products under those trademarks in those countries.

     Although the Company has not in the past suffered any material inhibition from doing business in desirable markets, there can be no assurance that significant impediments will not arise in the future as it expands product offerings and additional trademarks to new markets.

EMPLOYEES

     As of March 29, 1997, the Company had approximately 4,000 employees, including 3,760 in the United States and 240 in foreign countries. Of the total, approximately 45 employees hold executive and administrative positions, 180 are engaged in design, 100 are engaged in advertising, public relations and creative services, 160 are engaged in production, 220 are engaged in wholesale sales and merchandising, 2,000 are engaged in retail sales, 600 are engaged in distribution and the remaining employees are engaged in other aspects of the business. Approximately 30 of the Company's United States production and distribution employees in the womenswear business are members of the Union of Needletrades, Industrial & Textile Employees under an industry association collective bargaining agreement which the Company's womenswear subsidiary has adopted. This contract expires in May 1997 and is currently under renegotiation. The Company considers its relations with both its union and non-union employees to be good.

PROPERTIES

     The Company does not own any real property except an undeveloped parcel of land adjacent to its leased Greensboro, North Carolina distribution facility. Certain information concerning the Company's principal facilities in excess of 100,000 rentable square feet and of its existing flagship stores of 20,000 rentable square feet or more, all of which are leased, is set forth below:

                                                            APPROXIMATE       CURRENT LEASE
             LOCATION                      USE                SQ. FT.        TERM EXPIRATION
    --------------------------   -----------------------   -------------    ------------------
    Greensboro, N.C.             Distribution                 330,000        January 31, 2006

    650 Madison Avenue, NYC      Executive, corporate         170,000       December 31, 2004
                                 and design offices,
                                 men's showrooms

    Lyndhurst, N.J.              Corporate and retail         143,000       February 28, 2003
                                 administrative offices

    Winston-Salem, N.C.          Distribution                 115,000         June 30, 1998

    867 Madison Avenue, NYC      Direct Retail                 27,000       December 31, 2004

     During fiscal 1997, the Company signed leases for its two new flagship stores in Chicago and London. The Chicago lease is for approximately 37,000 square feet of rentable space and expires in 2017, and the London store lease is for approximately 45,000 square feet of rentable space for office, showroom and retail use and expires in 2021.

     The leases for the Company's non-retail facilities (approximately 18 in all) provide for aggregate annual rentals of $13.5 million in fiscal 1996. The Company anticipates that it will be able to extend those leases which expire in the near future on terms satisfactory to the Company or, if necessary, locate substitute facilities on acceptable terms.

     As of December 28, 1996, the Company operated six Polo stores and 64 outlet stores in leased premises not including the 21 stores operated by PRC. Aggregate annual rent paid for retail space by the Company in fiscal 1996 totaled $10.1 million, and aggregate annual rent paid for retail space by PRC in fiscal 1996 totaled $7.4 million. Except for approximately three outlet stores for which the Company will not seek renewal upon lease expiration, the Company anticipates that it will be able to extend those leases which expire in the near future on satisfactory terms or to relocate to more desirable locations. See
" -- Operations -- Direct Retailing" for descriptions of the store properties.

     The Company is currently re-evaluating its warehousing and distribution needs for its retail operations. The Company believes that its existing facilities are well maintained and in good operating condition, and are otherwise adequate for its present and foreseeable level of operations for the next few years.

GOVERNMENT REGULATION

     The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported products are also subject to United States customs duties which comprise a material portion of the cost of the merchandise. See "Risk Factors--Foreign Operations and Sourcing; Import Restrictions".

     Apparel products are subject to regulation by the Federal Trade Commission in the United States. Regulations relate principally to the labeling of the Company's products. The Company believes that it is in substantial compliance with such regulations, as well as applicable federal, state, local, and foreign rules and regulations governing the discharge of materials hazardous to the environment. There are no significant capital expenditures for environmental control matters either estimated in the current year or expected in the near future. The Company's licensed products and licensing partners are, in addition, subject to additional regulation. The Company's agreements require its licensing partners to operate in compliance with all laws and regulations, and the Company is not aware of any violations which could reasonably be expected to have a material adverse effect on the Company's business.

LEGAL PROCEEDINGS

     The Company is involved from time to time in routine legal claims, involving trademark and intellectual property, licensing, employee relations and other matters incidental to its business. See "-- Trademarks". Currently, the Company is a party to an arbitration proceeding which it initiated in San Francisco to resolve a dispute with an independent free-standing retail licensee which operates a Polo store in Beverly Hills, California. This licensee had previously claimed that the Company breached its license agreement when the Company refused last year to authorize the opening of a free-standing Polo concession at Los Angeles International Airport by the licensee. The Company believes it was acting within its contractual rights when it rejected the licensee's proposal. The Company initiated the arbitration proceeding in November 1996 under the rules of the American Arbitration Association in accordance with the terms of its license agreement for a declaration of rights under such agreement. The licensee in a counterclaim has sought unspecified compensatory and punitive damages in excess of $5 million. In the opinion of the Company's management, the resolution of any matter currently pending will not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The names of the directors and executive officers of the Company upon completion of the Offerings and their respective ages and positions are as follows:

             NAME                 AGE                       POSITION
------------------------------    ---     --------------------------------------------
Ralph Lauren..................     57     Chairman, Chief Executive Officer and
                                          Director
Michael J. Newman.............     51     Vice Chairman, Chief Operating Officer and
                                          Director
Donna A. Barbieri.............     50     Group President, Retail Outlet Stores and
                                          Creative Services
David J. Hare.................     52     Group President, Polo Ralph Lauren Stores
John D. Idol..................     38     Group President, Product Licensing including
                                          Home Collection
F. Lance Isham................     52     Group President, Menswear
Cheryl L. Sterling Udell......     47     Group President, Womenswear
Victor Cohen..................     43     Senior Vice President, General Counsel and
                                          Secretary
Nancy A. Platoni Poli.........     41     Vice President and Chief Financial Officer
Karen L. Rosenbach............     42     Senior Vice President, Human Resources and
                                          Administration

     Shortly after the Offerings, the Company will add another four directors.

     RALPH LAUREN, the Company's Chairman and Chief Executive Officer, and a Director of the Company, founded Polo in 1968 and has provided leadership in the design, marketing and operational areas since such time.

     MICHAEL J. NEWMAN is a Director of the Company and has been Vice Chairman and Chief Operating Officer of the Company since 1995 and is responsible for its day-to-day operations. He was President and Chief Operating Officer of the Menswear operations from 1991 to 1994, and Executive Vice President from 1989 to 1991. Mr. Newman joined Polo as Vice President of Finance and Chief Financial Officer in 1987. Prior to joining the Company, Mr. Newman was Senior Vice President of Finance at Kaiser-Roth Apparel.

     DONNA A. BARBIERI has been Group President, Retail Outlet Stores and Creative Services since September 1995. Ms. Barbieri joined Polo in 1992 as a Vice President, Director of Stores for Fashions Outlet of America, Polo's outlet store operation, and the Retail operations. Before joining the Company, she was a Vice President and General Merchandise Manager for women's apparel for Bloomingdale's and Federated Department Stores, Inc.

     DAVID J. HARE has been Group President, Polo Ralph Lauren Stores since April 1997 and was, prior to such time, President and Chief Executive Officer of Polo Retail Corporation since 1993. Mr. Hare assumed responsibility for PRC's operations when Polo merged certain of its Polo store operations with Perkins Shearer, Inc. to form PRC in 1993. Prior to that, he had been President and Chief Executive Officer of Perkins Shearer, Inc. since 1969.

     JOHN D. IDOL has been Group President, Product Licensing, including Home Collection operations since 1996. Mr. Idol oversees development, marketing and sales planning of all domestic licensed products. He joined the Company in 1984 as Vice President, Sales, of the Home Collection operations, and was appointed President of that division in 1991.

     F. LANCE ISHAM has been Group President, Menswear since 1995. Mr. Isham is responsible for the day-to-day operations of sales, merchandising, retail development, production, manufacturing services and distribution for menswear. He joined Polo in 1982, and has held a variety of sales positions in the Company including Executive Vice President of Sales and Merchandising.

     CHERYL L. STERLING UDELL has been Group President, Womenswear since 1995. Prior to that time, she was President and Chief Operating Officer of the Licensing and Retail divisions. Ms. Sterling joined Polo in 1978 and has held various management positions in the Company.

     VICTOR COHEN has been Senior Vice President, General Counsel and Secretary for the Company since 1996. Mr. Cohen joined Polo in 1983 as its senior legal officer responsible for all legal and corporate affairs. Prior to joining the Company, he was associated with the law firm of Skadden, Arps, Slate, Meagher & Flom.

     NANCY A. PLATONI POLI has been Chief Financial Officer of the Company since 1996. Ms. Poli was Vice President and Controller from 1993 to 1996, and assumed responsibility for treasury functions in addition to her controller functions in 1995. Prior to that, she was Vice President of Retail Finance. Ms. Poli joined the Company in 1984.

     KAREN L. ROSENBACH has been Senior Vice President, Human Resources and Administration since 1996. Ms. Rosenbach joined the Company in 1988 as Vice President of Human Resources. Prior to joining the Company, she was Vice President of Human Resources, Real Estate Group at Chemical Bank.

BOARD OF DIRECTORS

     The Company's Board of Directors will initially consist of six members, four of whom are elected by the holders of Class B Common Stock (the "Class B Directors"), one of whom is elected by the holders of Class C Common Stock (the "Class C Director") and one of whom is elected by the holders of Class A Common Stock (the "Class A Director"). While shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are outstanding and while the number of outstanding shares of Class B Common Stock is at least 10% of the number of outstanding shares of all classes of Common Stock, if the size of the Board is increased, all additional members will be Class B Directors with the following exceptions: (i) an additional Class A Director will be added if the Board is increased to ten members and again if the Board is increased to 19 members; and
(ii) an additional Class C Director will be added if the Board is increased to 13 members. Accordingly, while the number of outstanding shares of Class B Common Stock is at least 10%, the holders of Class B Common Stock will elect at least two-thirds of the members of the Board of Directors. If the number of outstanding shares of Class B Common Stock falls below 10%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of Class A Common Stock and the holders of Class B Common Stock, voting together, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having ten votes per share. If the number of outstanding shares of Class C Common Stock falls below 10%, the Class C Common Stock is automatically converted into Class A Common Stock and the director that would have been elected by the holders of the Class C Common Stock will instead be elected by the holders of Class A Common Stock, voting as a separate class, or, if the amount of Class B Common Stock has also fallen below 10%, by the holders of Class A Common Stock and Class B Common Stock, voting together, with the holders of Class A Common Stock having one vote per share and the holders of Class B Common Stock having ten votes per share. Because of the disproportionate voting rights of the Class B Common Stock, in certain instances holders of Class B Common Stock will still be able to elect a majority of the Board of Directors when the number of outstanding shares of Class B Common Stock falls below 10% of the number of outstanding shares of all classes of Common Stock. See "Risk Factors--Control by Lauren Family Members and Anti-Takeover Effect of Multiple Classes of Stock" and "Description of Capital Stock".

COMPENSATION OF DIRECTORS

     Each non-employee director will receive an annual retainer of $
and will be eligible to receive stock option grants under the Company's 1997 Non-Employee Director Option Plan. See "1997 Non-Employee Director Option Plan".
Non-employee directors also will be entitled to receive $          for each
board or committee meeting attended. Directors who are also employees of the Company will receive no additional compensation for service as a director.

COMMITTEES OF THE BOARD OF DIRECTORS

     Within 90 days of the closing of the Offerings, the Board of Directors will establish an Audit Committee and a Compensation Committee. The functions of the Audit Committee will be to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company, and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices.

     The functions of the Compensation Committee will be to review and approve annual salaries, bonuses, and grants of stock options pursuant to the Company's 1997 Stock Incentive Plan, and to review and approve the terms and conditions of all material employee benefit plans or changes thereto.

EXECUTIVE COMPENSATION

     The following table sets forth, for the year ended March 30, 1996, the cash compensation paid to Mr. Lauren and the Company's four most highly-paid executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities in which they served during such year:

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION(1)
                                                  ------------------------------    ALL OTHER
                                                           SALARY       BONUS      COMPENSATION
         NAME AND PRINCIPAL POSITION              YEAR      ($)          ($)           ($)
----------------------------------------------    ----   ----------   ----------   ------------
Ralph Lauren..................................    1996   $2,700,000   $        0    $1,040,955(2)
  Chairman of the Board and Chief Executive
  Officer
Michael J. Newman.............................    1996   $  800,000   $1,000,000    $  286,419(3)
  Vice Chairman and Chief Operating Officer
Cheryl L. Sterling Udell......................    1996   $  630,000   $  163,000    $  258,520(4)
  Group President, Womenswear
John D. Idol..................................    1996   $  496,000   $  281,000    $  346,082(5)
  Group President, Product Licensing including
  Home Collection
F. Lance Isham................................    1996   $  500,000   $   50,000    $  152,306(6)
  Group President, Menswear

                                            (Footnotes appear on following page)

---------------

(1) Other annual compensation did not exceed $50,000 or 10% of the total salary and bonus for any of the Named Executive Officers.

(2) The amount reported under "All Other Compensation" in 1996 for Mr. Lauren includes the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance policies on the lives of the executive and his spouse in the amount of $1,037,085. The Company will recover all premiums paid by it at the time death benefits are paid thereon, and may recover such amounts earlier under certain circumstances. The maximum potential value is calculated as if the fiscal 1996 premiums were advanced to Mr. Lauren without interest until the time the Company expects to recover the premium (i.e., upon death of the executive officer). The amount reported also includes the value of insurance premiums paid by the Company in the amount of $3,870 with respect to supplementary medical benefits.

(3) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $5,882 and $1,183, respectively, (ii) $24,376 for contributions to the Company's Wealth Plan (as defined) and $250,478 for the Executive Deferred Compensation Trusts and (iii) matching benefits of $4,500 paid under the 401K Plan (as defined).

(4) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $4,393 and $9,123, respectively, (ii) $27,345 for contributions to the Company's Wealth Plan and $213,159 for the Executive Deferred Compensation Trusts and (iii) matching benefits of $4,500 paid under the 401K Plan.

(5) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $2,070 and $1,931, respectively, (ii) $87,436 for contributions to the Company's Wealth Plan and $252,001 for the Executive Deferred Compensation Trusts and (iii) matching benefits of $2,644 paid under the 401K Plan.

(6) Reflects (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance (calculated on the same basis as disclosed in note (2)) and supplementary medical benefits in the amounts of $7,077 and $3,251, respectively, (ii) $29,290 for contributions to the Company's Wealth Plan and $111,530 for the Executive Deferred Compensation Trusts and (iii) matching benefits of $1,158 paid under the 401K Plan.

EXECUTIVE COMPENSATION AGREEMENTS

     DEFERRED COMPENSATION AGREEMENTS. The Company has entered into deferred compensation agreements with each of Messrs. Newman, Idol and Isham and Ms. Sterling Udell (effective as of April 1, 1993, April 3, 1994, April 1, 1995 and April 1, 1993, respectively, and expiring on March 31, 2003, March 31, 2014, March 31, 2005 and March 31, 2003, respectively) as well as with certain other executives of the Company (each a "Deferred Compensation Agreement").

     The Deferred Compensation Agreements generally provide that the Company will, on a monthly basis, contribute to trusts established by the Company (the "Executive Deferred Compensation Trusts"), and credit a book reserve account in the executive's name (the "Deferred Compensation Account"), an amount equal to, in most cases, 20% of the executive's monthly base salary, and, in the case of Messrs. Idol and Isham, 20% of the executive's monthly base salary and any incentive or bonus payments received by him during such month, provided that the executive is employed with the Company on the last day of such month. Amounts contributed to the Executive Deferred Compensation Trusts and credited to the executive's Deferred Compensation Account will be invested and reinvested by the trustee of the Executive Deferred Compensation Trusts (the "Trustee") in one or more mutual funds managed by the Vanguard Group of Investment Companies, at the executive's election. This deferred compensation arrangement is unfunded for tax purposes and for purposes of Title I of the Employee Retirement Security Act of 1974, as amended, any funds invested under the Executive Deferred Compensation Trusts continue to be part of the general funds of the Company.

     The executive's interest in his or her Deferred Compensation Account will vest at the rate of 20% per year on the anniversary date of the effective date of the Deferred Compensation Agreement (or, in the case of Mr. John Idol, 60% as of April 1, 1995 and thereafter, at the rate of 10% on each of the four anniversaries thereof), but only if the executive has remained continuously employed by the Company as of each anniversary date. However, in the event that the executive's employment is

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

terminated by disability or by the Company other than for "cause" or if the executive terminates his or her employment for "good reason", the executive will be 100% vested. On the earlier date of the expiration of the term of the Deferred Compensation Agreement (or, in the case of Mr. Idol, April 1, 2004) or the earliest date practicable following the executive's termination of employment with the Company for any reason, the Company is obligated to make a lump sum payment to the executive equal to the vested amount credited to his Deferred Compensation Account. In addition, with respect to Mr. Idol only, if such executive officer is still employed by the Company as of April 1, 2004, contributions to the Executive Deferred Compensation Trust shall begin anew and the Company is obligated to make a lump sum payment to Mr. Idol equal to the vested amount credited to his Deferred Compensation Account on the earlier date of April 1, 2014 or the earliest date practicable following termination of Mr. Idol's employment with the Company.

     SEVERANCE AGREEMENTS. The Company has entered into severance agreements with each of Messrs. Newman, Idol and Isham and Ms. Sterling Udell as well as certain other executives of the Company (the "Severance Agreements").

     The Severance Agreements have an indefinite term and generally provide that if the executive resigns for "good reason" or if his or her employment is terminated by the Company, other than because of death, disability or "cause," the executive is entitled to the following severance payments so long as the executive complies with certain non-compete covenants: (i) continued salary payments (less applicable withholdings) for a period of 36 months, (ii) payments (less applicable withholdings) of any incentive or bonus program through the end of the fiscal year in which employment was terminated and, with respect to Messrs. Idol and Isham, thereafter, through the end of the 36 month post-termination period, a monthly payment equal to one-twelfth of the yearly average incentive or bonus compensation earned during such current fiscal year and the preceding fiscal year, (iii) continued participation in the Company's health benefit plans, provided that if the executive is provided with similar coverage by a subsequent employer, any such coverage by the Company will cease,
(iv) continued use of the Company automobile leased for the executive's use until the then existing auto lease term expires, and (v) waiver of the collateral interest securing return to the Company of premiums paid by the Company for the executive's existing Split Dollar Policy.

     Generally, the executive's entitlement to severance payments are conditioned upon their compliance with the following non-compete covenants: (i) the executive agrees not to accept other employment during his or her term of employment without the written approval of the Board, (ii) the executive agrees that for the duration of his or her employment and for a period of 36 months from the date of termination, the Named Executive Officer will not, on his or her own behalf or any other person or entity, hire, solicit or encourage any employee of the Company to leave the employ of the Company, and (iii) the executive agrees that for the duration of his or her employment and for a period of 36 months from the date of termination, the Named Executive Officer will take no action which is intended, or would be reasonably expected, to harm (e.g., making public derogatory statements or misusing confidential Company information) the Company or its reputation.

1997 STOCK INCENTIVE PLAN

     On             , 1997, the Board of Directors of the Company (the "Board")
adopted, and the Company's stockholders approved, the Company's 1997 Long-Term Stock Incentive Plan (the "1997 Stock Incentive Plan"). The purpose of the 1997 Stock Incentive Plan is to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional officers and other employees, directors and consultants of the Company and its subsidiaries; (ii) motivating such individuals by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such individuals to participate in the long-term growth and financial success of the Company. The principal provisions of the 1997 Stock Incentive Plan are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by the terms

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

of the 1997 Stock Incentive Plan which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The 1997 Stock Incentive Plan will be administered by a committee (the "Stock Plan Committee") which will either be the full Board or a committee of two or more members of the Board designated by the Board to administer the 1997 Stock Incentive Plan, each of whom is intended to be a "Non-Employee Director" (within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and an "outside director" (within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code")), to the extent Rule 16b-3 and section 162(m), respectively, are applicable to the Company and the 1997 Stock Incentive Plan; provided, that the Stock Plan Committee may delegate to one or more officers of the Company the authority to grant awards to participants who are not officers or directors of the Company subject to Section 16 of the Exchange Act or "covered employees" within the meaning of Code section 162(m). The mere fact that a Stock Plan Committee member fails to qualify as a Non-Employee Director or outside director will not invalidate any award made by the Stock Plan Committee which award is otherwise validly made under the 1997 Stock Incentive Plan.

     Any officer or other employee, consultant to or director of the Company of any of its subsidiaries will be eligible to be designated a participant under the Stock Plan.

     As of           , 1997, the Company and its subsidiaries had approximately
     employees, consultants and      directors, who will be eligible to be
granted awards by the Stock Plan Committee under the 1997 Stock Incentive Plan. The Stock Plan Committee has the sole and complete authority to determine the participants to whom awards will be granted under the 1997 Stock Incentive Plan.

     The 1997 Stock Incentive Plan authorizes the grant of awards to
participants with respect to a maximum of           shares of the Company's
Class A Common Stock (the "Shares"), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of (i) nonqualified stock options;
(ii) stock options intended to qualify as incentive stock options under section 422 of the Code; (iii) stock appreciation rights; (iv) restricted stock and/or restricted stock units; (v) performance awards and (vi) other stock based awards; provided that the maximum number of Shares with respect to which stock options and stock appreciation rights may be granted to any participant in the
1997 Stock Incentive Plan in any calendar year may not exceed      and the
maximum number of Shares which may be paid to a participant in the 1997 Stock Incentive Plan in connection with the settlement of any award(s) designated as a Performance Compensation Award (as defined) in respect of a single performance
period will be      or, in the event such Performance Compensation Award is paid in cash, the equivalent cash value thereof. If, after the effective date of the 1997 Stock Incentive Plan, any Shares covered by an award granted under the 1997 Stock Incentive Plan, or to which such an award relates, are forfeited, or if an award has expired, terminated or been canceled for any reason whatsoever (other than by reason of exercise or vesting), then the Shares covered by such award will again be, or will become, Shares with respect to which awards may be granted under the 1997 Stock Incentive Plan.

     Awards made under the 1997 Stock Incentive Plan will be subject to such terms, including vesting and exercise price, if applicable, as may be determined by the Stock Plan Committee and specified in the applicable award agreement or thereafter; provided that stock options that are intended to qualify as incentive stock options will be subject to terms and conditions that comply with such rules as may be prescribed by section 422 of the Code. Payment in respect of the exercise of an option granted under the 1997 Stock Incentive Plan may be made in cash, or its equivalent (or, if so determined by the Stock Plan Committee, with the proceeds of a loan advanced by the Company for purposes of paying the exercise price), or (i) by exchanging shares owned by the optionee (which are not the subject of any pledge or other security interest and which have been owned by such optionee for at least six months) or (ii) subject to such rules as may be established by the Stock Plan Committee, through delivery of irrevocable instructions to a broker to sell the shares being acquired upon exercise of the option and to deliver promptly to the Company an amount equal to the aggregate exercise price, or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of such shares so tendered to the Company as of the date of such tender is at least equal to the aggregate exercise price of the option.

     In addition to the foregoing, the Stock Plan Committee will have the discretion to designate any award as a Performance Compensation Award. While awards in the form of stock options and stock appreciation rights are intended to qualify as "performance-based compensation" under section 162(m) of the Code provided that the exercise price or grant price, as the case may be, is established by the Stock Plan Committee to be equal to the Fair Market Value (as defined in the 1997 Stock Incentive Plan) per Share as of the date of grant, this form of award enables the Stock Plan Committee to treat certain other awards (including stock options and stock appreciation rights with an exercise price less than Fair Market Value) under the 1997 Stock Incentive Plan as "performance-based compensation" and thus preserve deductibility by the Company for Federal income tax purposes of such awards which are made to individuals who are "covered employees" as defined in section 162(m) of the Code.

     Each Performance Compensation Award shall be payable only upon achievement over a specified performance period of a duration of at least one year of a pre-established objective performance goal established by the Stock Plan Committee for such period. The Stock Plan Committee may designate one or more performance criteria for purposes of establishing a performance goal with respect to Performance Compensation Awards made under the 1997 Stock Incentive Plan. The performance criteria that will be used to establish such performance goals will be based on the attainment of specific levels of performance of the Company (or subsidiary, affiliate, division or operational unit in the Company) and will be limited to the following: return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, profit margin, earnings per share, net earnings, operating earnings, price per share, earnings before interest and taxes and sales or market share.

     With regard to a particular performance period, the Stock Plan Committee will have the discretion, subject to the 1997 Stock Incentive Plan's terms, to select the length of the performance period, the type(s) of Performance Compensation Award(s) to be issued, the performance goals that will be used to measure performance for the period and the performance formula that will be used to determine what portion, if any, of the Performance Compensation Award has been earned for the period. Such discretion will be exercised by the Stock Plan Committee in writing no later than 90 days after the commencement of the performance period and performance for the period shall be measured and certified by the Stock Plan Committee upon the period's close. In determining entitlement to payment in respect of a Performance Compensation Award, the Stock Plan Committee may through use of negative discretion reduce or eliminate such award, provided such discretion is permitted under section 162(m) of the Code.

     Each award, and each right under any award, will be exercisable only by the participant during the participant's lifetime, or, if permissible under applicable law, by the participant's guardian or legal representative and no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against the Company or any affiliate; provided that the designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. Notwithstanding the foregoing, the Stock Plan Committee has the discretion under the 1997 Stock Incentive Plan to provide that options granted under the 1997 Stock Incentive Plan that are not intended to qualify as incentive stock options may be transferred without consideration to certain family members or trusts, partnerships or limited liability companies whose only beneficiaries or partners are the original grantee and/or such family members.

     In the event of a "change of control" (as defined in the 1997 Stock Incentive Plan) any outstanding awards then held by participants which are unexercisable or otherwise unvested will automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such change of control.

     The Board may amend, alter, suspend, discontinue, or terminate the 1997 Stock Incentive Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination (i) will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement, including for these purposes any approval requirement which is a prerequisite for an exemption from Code section 162(m) (provided that the Company is subject to the requirements of Code section 162(m) as of the date of such action) and (ii) may adversely affect the rights of any participant with respect to awards previously granted under the 1997 Stock Incentive Plan without such participant's consent.

     It is currently anticipated that simultaneously with the completion of the Offerings, awards under the 1997 Stock Incentive Plan in the form of nonqualified stock options (the "Options") representing the right to acquire an
aggregate of           Shares at an exercise price equal to the initial public
offering price per Share will be granted.

     After giving effect to the grant of options described above, in the future the Stock Plan Committee would be authorized to grant an aggregate of
          Shares in the form of awards permitted under the 1997 Stock Incentive Plan.

1997 NON-EMPLOYEE DIRECTOR OPTION PLAN

     The Company's 1997 Stock Option Plan for Non-Employee Directors (the "1997 Non-Employee Director Option Plan") was adopted by action of the Company's Board
of Directors on           , 1997. A maximum of           shares of Class A
Common Stock, subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, has been reserved by the Company for issuance pursuant to options under the 1997 Non-Employee Director Option Plan. The principal provisions of the 1997 Non-Employee Director Option Plan are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by the terms of the 1997 Non-Employee Director Option Plan which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Eligible persons under the plan are directors of the Company who are not employees of the Company or any affiliate of the Company ("Outside Directors").
As of the date of the Plan's adoption, there were      eligible directors. The
1997 Non-Employee Director Option Plan is intended to be a largely self-governing formula plan. To the extent, if any, that questions of administration arise, these shall be resolved by the Board of Directors of the Company.

     As of the effective date of the Offerings, each Outside Director shall be
granted an option to purchase           shares of Class A Common Stock.
Thereafter, (i) each person who is an Outside Director as of April 1 of each calendar year during the term of the 1997 Non-Employee Director Option Plan and who first became a Director prior to October 1 of the preceding year will
receive an option to purchase           shares of Class A Common Stock as of
such date; and (ii) each Person who first becomes an elected director after the effective date of the Offerings will receive an option to purchase shares of Class A Common Stock on the date of their initial election. All options granted under the 1997 Non-Employee Director Option Plan will be "nonqualified" stock options subject to the provisions of section 83 of the Code.

     Options will vest and become exercisable with respect to 50% of the shares initially subject to the options on each of the first and second anniversaries of the date of grant subject to an outside Director's continued service as a Director of the Company, and will terminate on the earliest of the following:
(a) the expiration of ten years from the date of grant; and (b) the expiration of two years from the date the optionee's service as an Outside Director terminates for any reason.

     The exercise price for each option granted upon the effectiveness of the Offerings will be the initial public offering price per share of Class A Common Stock and the exercise price per share of Class A Common Stock purchasable under all other options granted under the 1997 Non-Employee Director Option Plan will be the Fair Market Value (as defined in the 1997 Non-Employee Director Option
Plan) of a share of Class A Common Stock on the date the option is granted. Shares of Class A Common Stock purchased upon the exercise of an option are to be paid for in cash, check or money order or by shares of Class A Common Stock owned by the optionee for at least six months prior to exercise.

     The Company's Board may amend, suspend or discontinue the 1997 Non-Employee Director Option Plan at any time except that (i) any such amendment will comply with all applicable laws and stock exchange listing requirements, (ii) any amendment for which stockholder approval is required by law or in order to maintain continued qualification of the 1997 Non-Employee Director Option Plan under any applicable tax or regulatory requirement will not be effective until such approval has been obtained and (iii) no amendment may adversely affect the rights of any optionee with respect to options previously awarded under the 1997 Non-Employee Director Option Plan without his or her consent.

     Awards may be transferred by a grantee only by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee.

PENSION PLANS

     POLO RALPH LAUREN PROFIT SHARING RETIREMENT SAVINGS PLAN. The Company maintains and administers separate employee contribution/profit sharing plans with substantially identical terms for salaried and hourly employees of the Company, which are designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code (the "401K Plan").

     All of the Company's employees with at least one year of service are eligible to participate in the 401K Plan. The 401K Plan provides that each participant may defer up to 10% of his or her total compensation, subject to statutory limits. However, "highly compensated employees" may only defer up to 6% of their total compensation, subject to statutory limits. The Company is obligated to make a matching contribution to the 401K Plan for each participant equal to $.50 for each $1.00 deferred by the participant, except that no matching contribution will be made with respect to a participant's contribution in excess of 6% of his or her compensation. The Company may also make discretionary contributions to the 401K Plan, allocated among all eligible employees in proportion to their compensation.

     Participants are always 100% vested in their own contributions, and any investment gains or losses thereon. Company contributions, and any investment gains or losses thereon, vest 20% following the participant's third year of service and an additional 20% annually thereafter; provided however, that the participant will become 100% vested if he or she dies, becomes disabled or reaches his or her retirement age. Subject to certain restrictions and tax consequences, a participant can receive the vested value of his or her 401K Plan account as a distribution upon leaving the employ of the company, retiring, becoming disabled or upon their death.

     DEFERRED COMPENSATION WEALTH ACCUMULATION PLAN. Key employees of the Company are eligible to participate in the Company's Wealth Accumulation Plan (the "Wealth Plan"). With respect to each plan year during which the Company reports a profit on a consolidated basis, the Company will credit a contribution to each participant's Wealth Plan account equal to 5% of his or her cash compensation for such plan year, provided that such participant is either employed by the Company on the last day of such plan year, or has terminated employment by reason of death, retirement or disability during such plan year. Generally, the Wealth Plan provides that interest will be credited to each participant's account at 120% of the average of Moody's Long Term Composite Corporate Bond Index. However, if a participant suffers a disability or in the event that the Wealth

Plan is terminated by the Company, such participant's account will be credited with 100% of Moody's Long Term Composite Corporate Bond Index rate.

     All amounts credited to a participant's Wealth Plan account will vest at the rate of 10% after the first year of participation, an additional 15% after two years of participation, an additional 20% after three years of participation, an additional 25% after four years of participation, and an additional 30% after the completion of five years of participation. In addition, each participant will be 100% vested upon attainment of age 60, at his or her death if prior to termination of employment or upon the occurrence of a disability. If the Wealth Plan is terminated within five years following a change of control of the Company, each participant's account will become 100% vested. Moreover, in the event that a participant is involuntarily terminated within five years of a change of control of the Company, except for "cause," such participant will be 100% vested and may receive distributions as if the Wealth Plan had been terminated. Participants are eligible to receive distributions of the vested amounts in their Wealth Plan accounts upon retirement or in certain predesignated years. In addition, participants may receive distributions in case of termination of employment, death, disability or termination by the Company of the Wealth Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors does not currently have a compensation committee but anticipates establishing one within 90 days of the closing of the Offerings. Prior to the Offerings, the Company's senior management was directly involved in setting compensation for the Company's executives.

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

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

FORMATION OF PARTNERSHIPS

     In October 1994, in connection with the formation of Enterprises and Polo LP, the GS Group purchased an aggregate 28.5% limited partnership interest in Enterprises and an aggregate 0.3986% limited partnership interest in Polo LP for a purchase price of $128 million. In October 1995, the GS Group purchased a 0.3986% limited partnership interest in Womenswear LP for a purchase price of $2.85 million. Mr. Lauren and certain related entities received an aggregate 70.5% limited partnership interest and a 1.0% general partnership interest in Enterprises and a 1.0% general partnership interest in Polo LP in October 1994, and purchased a 1.0% general partnership interest in Womenswear LP in October 1995. The GS Group received aggregate partner distributions of $1.7 million, $18.8 million and $19.3 million from the Operating Partnerships in fiscal 1995, fiscal 1996 and fiscal 1997, respectively. Mr. Lauren and certain related entities received aggregate partner distributions of $134.1 million, $41.1 million and $47.3 million from the Operating Partnerships (or their predecessor entities) in fiscal 1995, fiscal 1996 and fiscal 1997, respectively. In April 1997, a corporation wholly owned by Mr. Lauren through which he held certain interests in Enterprises and Polo LP merged into Polo Ralph Lauren Corporation, a newly formed entity also wholly owned by Mr. Lauren, in exchange for shares of Class A Common Stock and Class B Common Stock. Prior to the commencement of the Offerings, the GS Group will contribute their interests, and Mr. Lauren and certain related entities will contribute their remaining interests, respectively, in each of the Operating Partnerships and certain other related
entities to the Company in exchange for           shares of Class C Common Stock
and           shares of Class B Common Stock (not including shares of Class B
Common Stock owned prior to the Reorganization), respectively, and the Reorganization Notes. See "The Reorganization and Related Transactions".

     At the time of the formation of Enterprises and Polo LP, each of the GS Group, Mr. Lauren and certain entities controlled by him entered into a formation agreement and partnership agreements governing the terms of the Operating Partnerships. Similarly, in October 1995, the parties entered into a partnership agreement governing Womenswear LP. Upon completion of the Reorganization, those agreements will no longer be effective. In addition, at the time of the formation of Enterprises and Polo LP, each of the GS Group and Mr. Lauren made loans to Enterprises in the aggregate principal amount of $7 million and $17 million, respectively. The Subordinated Notes bear interest at the prime rate, and interest is payable quarterly. The Subordinated Notes mature on March 1, 2001. The Company will use a portion of the net proceeds of the Offerings to prepay the Subordinated Notes. See "Use of Proceeds".

POLO RETAIL CORPORATION

     On March 21, 1997, the Company and its subsidiary, Polo Ralph Lauren Retail Corp ("PRL Retail") entered into purchase agreements with Mr. David Hare, who became an executive officer of the Company following the PRC Acquisition, Mr. William G. Merriken and Franklin Retail Corporation for the acquisition of the 50% interest in PRC not already owned by PRL Retail. The aggregate consideration to be paid is $10.0 million, of which $8.3 million was paid in cash on April 3, 1997. The remaining $1.7 million will be paid concurrent with the closing of the Offerings in shares of Class A Common Stock, valued at the initial public offering price (subject to the right to receive cash in lieu of shares of Class A Common Stock on or prior to the closing of the Offerings).

     Also on March 21, 1997, the Company and PRL Retail entered into a purchase agreement and three assignment and assumption agreements to acquire a minority interest and three limited partnership interests in Perkins Shearer Polo Inc. and San Francisco Polo Ltd., respectively, both of which are subsidiaries of PRC that will now be wholly owned. The aggregate consideration for such acquisitions is $391,353, of which $94,420 was paid in cash on April 3, 1997. The remaining $296,933 will be paid concurrent with the closing of the Offerings in shares of Class A Common

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

Stock, valued at the initial public offering price (subject to the right to receive cash in lieu of shares of Class A Common Stock on or prior to the closing of the Offerings).

REGISTRATION RIGHTS AGREEMENTS

     The Lauren Family Members, the GS Group and the Company will enter into a Registration Rights Agreement (the "Registration Rights Agreement") prior to the consummation of the Offerings, pursuant to which each of the Lauren Family Members and GS Group will be granted certain demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock and Class C Common Stock, as the case may be, held by them). With respect to the demand rights of the Lauren Family Members, the Lauren Family Members (a) may make a demand once every nine months and (b) must sell at least $20 million of Class A Common Stock upon exercise of a demand. With respect to the demand rights of the GS Group, the GS Group (x) may make a demand once every nine months so long as the GS Group owns at least 10% of the Common Stock outstanding and (y) must sell at least $20 million of Class A Common Stock upon exercise of a demand. Once its ownership of the Common Stock is less than 10% of the outstanding shares of Common Stock, the GS Group
(x) may make one additional demand and (y) must sell at least $20 million of Class A Common Stock; provided, however, that if the sale of Class A Common Stock pursuant to such demand registration does not result in the GS Group owning less than 5% of the Common Stock due to a cutback in the number of shares that it may include in such registration, such demand will not count as its one demand. The Lauren Family Members and the GS Group also will have an unlimited number of piggyback registration rights in respect of their shares. The piggyback registration rights will allow the holders to include all or a portion of their shares of Class A Common Stock under any registration statement filed by the Company, subject to certain limitations.

     The Company will pay all expenses (other than underwriting discounts and commissions of the selling stockholders and taxes payable by the selling stockholders) in connection with any demand registration, as well as any registration pursuant to the exercise of piggyback rights. The Company also will agree to indemnify such persons and any underwriters against certain liabilities, including liabilities arising under the Securities Act. The Lauren Family Members and the GS Group have agreed not to exercise their registration rights without the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters for a period of 180 days following the date of this Prospectus.

REORGANIZATION TRANSACTIONS

     Simultaneous with the closing of the Reorganization, the Company will acquire certain assets from a related entity pursuant to the Trademark Acquisition. See "Reorganization and Related Transactions -- Trademark Acquisition". Mr. Lauren controlled the entity from which the assets were acquired. The terms of the Trademark Acquisition were negotiated on an arms-length basis between the parties, including the partners of the Operating Partnerships.

     In connection with the Reorganization, the stockholders of the Company and the Company will enter into a stockholders' agreement (the "Stockholders' Agreement") which will set forth certain voting and other agreements for the period prior to completion of the Offerings. All of the provisions of the Stockholders' Agreement will terminate upon completion of the Offerings except for provisions relating to certain tax matters with respect to the Operating Partnerships, certain restrictions on transfers of shares of Common Stock and indemnification obligations.

OTHER AGREEMENTS, TRANSACTIONS AND RELATIONSHIPS

     The Company from time to time makes its airplane available to Mr. Lauren for personal use and Mr. Lauren reimburses the Company for such use at swap rates charged to owners of airplanes. Amounts reimbursed to the Company by Mr. Lauren for personal use of the Company's airplane in fiscal 1994, fiscal 1995 and fiscal 1996 were approximately $298,000, $296,000 and $356,000,

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

respectively. In addition, certain employees of the Company perform services for Mr. Lauren which are non-Company related. Mr. Lauren reimburses the Company for the full amount of the salary, benefits and other expenses relating to such employees. Amounts reimbursed to the Company by Mr. Lauren for his use of Company employees for non-Company related services in fiscal 1994 fiscal 1995 and fiscal 1996 were approximately $356,000, $377,000 and $326,000, respectively. In connection with the adoption of the "RRL" trademarks by the Company, Mr. Lauren retained the royalty-free right to use as trademarks "Ralph Lauren", "Double RL" and "RRL" in perpetuity in connection with beef and other agricultural and food products.

     Mr. John Idol's brother-in-law owns 25% of RJS Scientific, Inc., which is one of the Company's Home Collection licensing partners. The Company believes the terms of its license agreement with RJS Scientific, Inc. are no less favorable to the Company than could be obtained from unaffiliated parties. See "Business -- Operations -- Home Collection".

     In March 1994, the Company loaned Ms. Cheryl Sterling Udell the sum of $250,000 at an annual interest rate of prime plus 0.5% for a use unrelated to the Company. The loan was repaid in full in February 1997.

     Mr. Jerome Lauren, the Executive Vice President of Menswear Design of the Company, is Mr. Ralph Lauren's brother.

     The GS Group owns (on a fully diluted basis) 34.7% of Koret, Inc., the parent of New Campaign, Inc., the Company's licensing partner for small leather goods and accessories. The Company believes that the terms of its arrangements with New Campaign, Inc. are no less favorable to the Company than could be obtained from unaffiliated parties.

     The Company has entered into two forward foreign exchange contracts with Goldman, Sachs & Co. for which Goldman, Sachs & Co. has received customary fees.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, giving effect to the Reorganization, the total number of shares of Common Stock of the Company beneficially owned, and the percent so owned, by (i) each stockholder who is known by the Company to beneficially own in excess of five percent of the outstanding shares of Common Stock, (ii) each director, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to shares beneficially owned by such person.

                                                                                            CLASS C         TOTAL
                                                                           CLASS B          COMMON         COMMON
                                                                        COMMON STOCK         STOCK          STOCK
                                    CLASS A COMMON STOCK(1)             -------------    -------------    ---------
                            ----------------------------------------
                                             TO BE                       OWNED PRIOR      OWNED PRIOR      VOTING
                             OWNED PRIOR      SOLD      TO BE OWNED          TO               TO            POWER
                               TO THE        IN THE      AFTER THE      AND AFTER THE    AND AFTER THE    AFTER THE
   DIRECTORS, EXECUTIVE       OFFERINGS      OFFERINGS   OFFERINGS        OFFERINGS        OFFERINGS      OFFERINGS
      OFFICERS AND 5%       -------------    ------    -------------    -------------    -------------    ---------
       STOCKHOLDERS         NUMBER     %     NUMBER    NUMBER     %     NUMBER     %     NUMBER     %         %
--------------------------- ------    ---    ------    ------    ---    ------    ---    ------    ---    ---------
Mr. Ralph Lauren(2)........
The Goldman Sachs Group,
  L.P.(3)..................
Michael J. Newman..........
John D. Idol...............
F. Lance Isham.............
Cheryl L. Sterling Udell...
All directors and executive
  officers as a group (
  persons).................

---------------

(1) Each share of Class B Common Stock and Class C Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Lauren Family Member. Each share of Class C Common Stock is automatically converted into one share of Class A Common Stock upon transfer to a person who is not an affiliate of the GS Group. The number of shares of Class A Common Stock and percentages contained under this heading do not account for such conversion rights. See "Description of Capital Stock".

(2) These shares will be sold directly by Mr. Lauren and/or by one or more of the Lauren Family Trusts.

(3) Represents         shares owned by certain investment funds affiliated with
    The Goldman Sachs Group, L.P. ("Goldman Sachs"). Includes         shares
    beneficially owned by GS Capital Partners, L.P.;         shares beneficially
    owned by Bridge Street Fund 1994, L.P.; and         shares beneficially
    owned by Stone Street Fund 1994, L.P. Goldman Sachs disclaims beneficial ownership of the shares owned by such investment funds to the extent attributable to equity interests therein held by persons other than Goldman Sachs and its affiliates. Each of such funds shares voting and investment power with certain of its respective affiliates. The address of Goldman Sachs is 85 Broad Street, New York, New York 10004.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of the
Company consists of           shares of Class A Common Stock,           shares
of Class B Common Stock,           shares of Class C Common Stock and
shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As
of the date of this Prospectus, there are           shares of Class B Common
Stock outstanding, all of which are held of record by the Lauren Family Members
and           shares of Class C Common Stock outstanding, all of which are held by the GS Group. See "Reorganization and Related Transactions" and "Principal and Selling Stockholders". The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Amended and Restated Certificate of Incorporation of the Company, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are identical in all respects, except for voting rights and certain conversion rights, transfer restrictions in respect of the shares of the Class B Common Stock and Class C Common Stock and the right of the holders of Class B Common Stock and Class C Common Stock to receive the Second Dividend, if any, as described below.

     VOTING RIGHTS. The holders of Class A Common Stock and Class C Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election of directors as described below and as otherwise required by the General Corporation Law of the State of Delaware ("Delaware Law"). With respect to the election of directors, the Company's Amended and Restated Certificate of Incorporation provides that the Company's Board of Directors will have between six and twenty members. Initially, the Company's Board of Directors will have six members, four of whom are Class B Directors, one of whom is the Class C Director and one of whom is the Class A Director. While shares of Class A Common Stock, Class B Common stock and Class C Common Stock are outstanding and while the number of outstanding shares of Class B Common Stock is at least 10% of the number of outstanding shares of all classes of Common Stock, if the size of the Board is increased, all additional members will be Class B Directors with the following exceptions:
(i) an additional Class A Director will be added if the Board is increased to ten members and again if the Board is increased to 19 members; and (ii) an additional Class C Director will be added if the Board is increased to 13 members. Accordingly, while the number of outstanding shares of Class B Common Stock is at least 10%, the holders of Class B Common Stock will elect at least two-thirds of the members of the Board of Directors. If the number of outstanding shares of Class B Common Stock falls below 10%, directors that would have been elected by a separate vote of that class will instead be elected by the holders of Class A Common Stock and the holders of Class B Common Stock, voting together, with holders of Class A Common Stock having one vote per share and holders of Class B Common Stock having ten votes per share. If the number of outstanding shares of Class C Common Stock falls below 10%, the Class C Common Stock is automatically converted into Class A Common Stock and the director that would have been elected by the holders of the Class C Common Stock will instead be elected by the holders of Class A Common Stock, voting as a separate class, or, if the amount of Class B Common Stock has also fallen below 10%, by the holders of Class A Common Stock and Class B Common Stock, voting together, with the holders of Class A Common Stock having one vote per share and the holders of Class B Common Stock having ten votes per share. Because of the disproportionate voting rights of the Class B Common Stock, in certain instances holders of Class B Common Stock will still be able to elect a majority of the board of directors when the number of outstanding shares of Class B Common Stock falls below 10% of the number of outstanding shares of all classes of Common

Stock. See "Risk Factors--Control by Lauren Family Members and Anti-Takeover Effect of Multiple Classes of Stock".

     Only the holders of the Class A Common Stock voting as a class may remove any Class A Director, and any Class A Director so removed may be replaced only by the remaining Class A Directors or, if there are no remaining Class A Directors, by the holders of the Class A Common Stock voting separately as a class. Similarly, only the holders of the Class B Common Stock voting as a class may remove any Class B Director, and any Class B Director so removed may be replaced only by the remaining Class B Directors or, if there are no remaining Class B Directors, by the holders of the Class B Common Stock voting separately as a class. Finally, only the holders of the Class C Common Stock voting as a class may remove any Class C Director, and any Class C Director so removed may be replaced only by the remaining Class C Directors or, if there are no remaining Class C Directors, by the holders of the Class C Common Stock voting separately as a class.

     As used in this Prospectus, the term "Lauren Family Members" includes only the following persons: (i) Ralph Lauren and his estate, guardian, conservator or committee; (ii) the spouse of Ralph Lauren and her estate, guardian, conservator or committee; (iii) each descendant of Ralph Lauren (a "Lauren Descendant") and their respective estates, guardians, conservators or committees; (iv) each Family Controlled Entity (as defined below); and (v) the trustees, in their respective capacities as such, of each Lauren Family Trust (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least a majority of its board of directors is composed of Ralph Lauren, Mr. Lauren's spouse and/or Lauren Descendants; (ii) any other corporation if at least a majority of the value of its outstanding equity is owned by Lauren Family Members; (iii) any partnership if at least a majority of the economic interest of its partnership interests are owned by Lauren Family Members; and
(iv) any limited liability or similar company if at least a majority of the economic interest of the Company is owned by Lauren Family Members. The term "Lauren Family Trust" includes trusts the primary beneficiaries of which are Mr. Lauren, Mr. Lauren's spouse, Lauren Descendants, Mr. Lauren's siblings, spouses of Lauren Descendants and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least a majority of the trustees of such trust consist of Mr. Lauren, the spouse of Mr. Lauren and/or Lauren Family Members.

     DIVIDENDS. Holders of Class A Common Stock, Class B Common Stock and Class C Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any. If a dividend or distribution payable in any class of Common Stock is made on such class of Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the other classes of Common Stock payable in shares of such other classes. Notwithstanding the foregoing, holders of Class B Common Stock and Class C Common Stock will be entitled to receive the Second Dividend, if necessary, in the amount of the difference between the actual amount of undistributed earnings of the Operating Partnerships through the closing of the Reorganization and the amount of the Dividend and the Reorganization Notes. See "Reorganization and Related Transactions".

     RESTRICTIONS ON TRANSFER. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Lauren Family Member, such shares will be automatically converted into shares of Class A Common Stock. If a holder of Class C Common Stock transfers such shares to a person other than an affiliate of the GS Group, such shares will be automatically converted into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

     CONVERSION. Class A Common Stock has no conversion rights. Shares of Class B Common Stock and Class C Common Stock are convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock or Class C Common Stock converted. In the event of a transfer of shares of Class B Common Stock to any person other than a Lauren Family Member, each share of Class B Common Stock so transferred will be automatically converted into one share of Class A Common Stock. In the event of a transfer of shares of Class C Common Stock to any person other than an affiliate of the GS Group, each share of Class C Common Stock so transferred will be automatically converted into one share of Class A Common Stock. Each share of Class C Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders of the Company, the number of shares of Class C Common Stock then outstanding is less than 10% of the aggregate number of shares of Common Stock then outstanding.

     LIQUIDATION. In the event of liquidation of the Company, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock treated as a single class.

     OTHER PROVISIONS. The holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock are not entitled to preemptive rights. None of the Class A Common Stock, Class B Common Stock or Class C Common Stock may be subdivided or combined in any manner unless the other classes are subdivided or combined in the same proportion.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the
Class A Common Stock will be           .

     LISTING. Application will be made to list the Class A Common Stock on the NYSE under the trading symbol "RL".

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by Delaware Law or the rules of the NYSE or other organizations on whose systems capital stock of the Company may be quoted or listed, to issue shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders of the Company. The approval of the holders of at least 75% of the outstanding shares of Class B Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of any series of Preferred Stock established by the Board of Directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control of the Company.

OTHER CHARTER AND BY-LAW PROVISIONS

     Special meetings of stockholders of the Company may be called by the Board, the Chairman of the Board of Directors or the Chief Executive Officer. Except as otherwise required by law, stockholders, in their capacity as such, are not entitled to request or call a special meeting of stockholders of the Company. Certain provisions of the Company's Amended and Restated Certificate of Incorporation and By-laws may be amended only with the approval of 75% of the outstanding voting power of the Common Stock voting as a single class in addition to any voting requirements under Delaware law.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     The Company's By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

     The Stockholder Notice Procedure provides that, subject to the rights of any holders of Preferred Stock, only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 60 days nor more than 90 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, the 10th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made).

     Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the By-laws of the Company do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of Delaware Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder", transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholders percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings there has been no market for the shares of the Class A Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Class A Common Stock in the public market, or the perception that such sales may occur, may adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale; Potential Adverse Effect on Stock Price; Registration Rights".

     In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Class A Common Stock (approximately shares immediately after the Offerings) or the average weekly reported volume of trading of the Class A Common Stock on the NYSE during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     Upon completion of the Offerings, the Company will have outstanding a total
of           shares of Class A Common Stock,           shares of Class B Common
Stock and           shares of Class C Common Stock. Of such shares, the
          shares of Class A Common Stock being sold in the Offerings (together with any shares sold upon exercise of the Underwriters' over-allotment options) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any Affiliate of the
Company. All           shares of Class B Common Stock (which may be converted
into Class A Common Stock at any time) will be owned by the Lauren Family
Members and all           shares of Class C Common Stock (which may be converted
into Class A Common Stock at any time) will be owned by the GS Group. So long as any stockholder remains an Affiliate of the Company, any shares of Class A Common Stock (including any shares issued upon conversion of other classes of Common Stock) held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144, subject to the restrictions discussed above. The Company, Lauren Family Members that own shares of Common Stock, the GS Group and the officers and directors of the Company have agreed not to offer, sell or contract to sell any shares of Class A Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., as representative of the Underwriters. In addition, certain restrictions on transfers of shares of Common Stock by the stockholders of the Company are contained in the Stockholders' Agreement. See "Certain Relationships and Related Transactions -- Reorganization Transactions".

     The Company intends to file as soon as practicable after the closing of the Offerings a registration statement on Form S-8 under the Securities Act to
register approximately           and           shares of Class A Common Stock
reserved for issuance under the 1997 Stock Incentive Plan and the 1977 Non-Employee Director Option Plan, respectively, including, in some cases, shares for which an exemption under Rule 144 would also be available, thus permitting the resale of shares issued under such plans by non-Affiliates in the public market without restriction under the Securities Act. Such registration statement is expected to become effective immediately upon filing, whereupon shares registered thereunder will become eligible for sale in the public market, subject to vesting and, in certain cases, subject to the lock-up agreement described above. At the date of this Prospectus, options to purchase an
aggregate of           shares of Class A Common Stock are outstanding under the
1997 Stock Incentive Plan and the 1997 Non-Employee Director Option Plan.

     The Lauren Family Members and the GS Group are entitled to certain registration rights with respect to their shares of Common Stock. See "Certain Relationships and Related Transactions--Registration Rights Agreement".

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
              TO NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK

GENERAL

     The following is a general discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a "Non-United States Holder". A "Non-United States Holder" is a person or entity that, for U.S. Federal income tax purposes, is (i) a non-resident alien individual, (ii) a foreign corporation or partnership, (iii) an estate, other than an estate the income of which is includible in gross income for United States Federal income tax purposes regardless of its source, or (iv) a trust that is not subject either to the primary supervision of a court within the United States or the control of a United States fiduciary.

     This discussion is based on the Code and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. Federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     Prospective holders should consult their tax advisors with respect to the United States Federal, state, local and non-United States income and other tax consequences to them of holding and disposing of Class A Common Stock.

DIVIDENDS

     Subject to the discussion below, dividends paid to a Non-United States Holder of Class A Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividend is effectively connected with the conduct of a trade or business within the United States, or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder and, in either case, the Non-United States Holder provides the payor with proper documentation (Form 4224), in which event the dividend will be taxable under the rules discussed below. In order to claim the benefit of an applicable tax treaty rate, a Non-United States Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

     Under current United States Treasury regulations, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to a stockholder at an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under proposed United States Treasury regulations which have not yet been put into effect, additional certification requirements would apply after December 1, 1997. See "-- Information Reporting Requirements and Backup Withholding Tax".

     In the case of dividends that are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder, the Non-United States Holder will generally be subject to regular U.S. income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-United States corporation's "effectively connected earnings and profits", subject to certain adjustments.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-United States Holder generally will not be subject to U.S. Federal income tax with respect to gain realized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-United States Holder in the U.S., (ii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Class A Common Stock as a capital asset, such individuals are present in the U.S. for 183 or more days in the taxable year of the disposition and either (a) such individuals have a "tax home" (as defined for United States Federal income tax purposes) in the U.S., or (b) the gain is attributable to an office or other fixed place of business maintained by such individuals in the U.S., (iii) the Non-United States Holder is subject to tax, pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, or (iv) under certain circumstances if the Company is or has been during certain time periods a "United States real property holding corporation" within the meaning of
Section 897(c)(2) of the Code and, assuming that the Class A Common Stock is regularly traded on an established securities market for tax purposes, the Non-United States Holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of the outstanding Class A Common Stock. The Company is not, and does not anticipate becoming, a United States real property holding corporation for United States Federal income tax purposes.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     Under United States Treasury regulations, the Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-United States Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or
(ii) under current law, dividends paid to a Non-United States Holder at an address outside of the United States. However, under proposed United States Treasury regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed United States Treasury regulations are published as final regulations), a Non-United States Holder generally would be subject to backup withholding at a rate of 31%, unless certain certification procedures or documentary evidence procedures, as applicable, are complied with, directly or through an intermediary.

     Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Class A Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

     The payment of the proceeds of the disposition of Class A Common Stock to or through the U.S. office of a broker is subject to information reporting unless the disposing holder, under penalty of perjury, certifies its Non-United States status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a Non-United States office of a Non-United States broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the U.S. if (a) the payment is made through an office outside the U.S. of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., or (iii) a "controlled foreign corporation" for U.S. Federal income tax purposes and (b) the broker fails to maintain documentary evidence that the holder is a Non-United States Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

FEDERAL ESTATE TAXES

     An individual Non-United States Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

                                 LEGAL MATTERS

     The legality of the Class A Common Stock offered hereby and certain tax and other legal matters will be passed upon for the Company and the Selling Stockholders by Paul, Weiss, Rifkind, Wharton & Garrison. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The combined financial statements and schedules of Polo Ralph Lauren Corporation as of April 1, 1995 and March 30, 1996 and for each of the three years in the period ended March 30, 1996 included in this Prospectus have been audited by Mahoney, Cohen, Rashba & Pokart, CPA, PC, independent auditors, as set forth in their reports thereon included elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, schedules, and exhibits filed as a part thereof. The Registration Statement, including all schedules and exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's regional offices at 7 World Trade

Center, 13th floor, New York, New York and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise with the Commission, each such statement being qualified in all respects by such reference.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified accountants.

                         POLO RALPH LAUREN CORPORATION

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditor's Report........................................................    F-2
Combined Balance Sheets as of April 1, 1995, March 30, 1996 and December 28, 1996
  (unaudited).......................................................................    F-3
Combined Statements of Income for the years ended April 2, 1994, April 1, 1995,
  March 30, 1996 and the nine months ended December 30, 1995 (unaudited) and
  December 28, 1996 (unaudited).....................................................    F-4
Combined Statements of Stockholders' Equity and Partners' Capital for the years ended April 2, 1994, April 1, 1995, March 30, 1996 and the nine months ended
  December 28, 1996 (unaudited).....................................................    F-5
Combined Statements of Cash Flows for the years ended April 2, 1994, April 1, 1995,
  March 30, 1996 and the nine months ended December 30, 1995 (unaudited) and
  December 28, 1996 (unaudited).....................................................    F-6
Notes to Combined Financial Statements..............................................    F-7

                          INDEPENDENT AUDITOR'S REPORT

The Partners
Polo Ralph Lauren Enterprises, L.P.

     We have audited the accompanying combined balance sheets of Polo Ralph Lauren Corporation (the "Company" as defined in note 1(a)) as of April 1, 1995 and March 30, 1996, and the related combined statements of income, partners' capital, and cash flows for each of the three years in the period ended March 30, 1996. These combined financial statements are the responsibility of management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Polo Ralph Lauren Corporation as of April 1, 1995 and March 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended March 30, 1996 in conformity with generally accepted accounting principles.

/s/ Mahoney Cohen Rashba & Pokart, CPA, PC

MAHONEY COHEN RASHBA & POKART, CPA, PC
New York, New York
June 21, 1996,
except as to Note 1(a)
dated March 14, 1997

                         POLO RALPH LAUREN CORPORATION

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                             MARCH                     PRO FORMA
                                                 APRIL 1,     30,      DECEMBER 28,   DECEMBER 28,
                                                   1995       1996         1996           1996
                                                 --------   --------   ------------   ------------
                                                                               (UNAUDITED)
                                              ASSETS
Current assets
  Cash and cash equivalents....................  $  5,149   $ 13,568     $ 18,943
  Accounts receivable, net of allowances of
     $8,217, $11,054 and $10,139,
     respectively..............................    95,974    144,999      119,552
  Inventories..................................   271,220    269,113      236,754
  Prepaid expenses and other...................    17,528     31,886       35,770
                                                 --------   --------     --------
          Total current assets.................   389,871    459,566      411,019

Property and equipment, net....................    50,931     48,980       77,593
Investment in and advances to affiliate........    22,453     21,710       20,292
Other assets...................................    24,292     33,417       35,500
                                                 --------   --------     --------
                                                 $487,547   $563,673     $544,404
                                                 ========   ========     ========
                                LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
  Notes and acceptances payable -- banks.......  $ 58,900   $ 73,731     $ 24,139
  Current portion of long-term debt............    11,554     11,765       22,017
  Current portion of subordinated notes........        --         --       20,000
  Dividend and Reorganization Notes payable....        --         --           --       $ 82,500
  Accounts payable.............................    64,732     74,244       64,693
  Accrued expenses and other...................    33,635     36,982       70,401
                                                 --------   --------     --------
          Total current liabilities............   168,821    196,722      201,250

Long-term debt.................................    71,907     70,149       48,000
Other noncurrent liabilities...................    14,240     15,149       19,055
Subordinated notes.............................    44,000     44,000       24,000
Commitments and contingent liabilities.........        --         --           --

Partners' capital/stockholders' equity
  Partners' capital/stockholders' equity.......   188,635    237,541      252,311        198,004
  Cumulative translation adjustment............       (56)       112         (212)          (212)
                                                 --------   --------     --------       --------
          Total partners' capital/stockholders'
            equity.............................   188,579    237,653      252,099       $197,792
                                                                                        ========
                                                 --------   --------     --------
                                                 $487,547   $563,673     $544,404
                                                 ========   ========     ========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

                         COMBINED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                           FISCAL YEAR ENDED                NINE MONTHS ENDED
                                    --------------------------------   ---------------------------
                                    APRIL 2,   APRIL 1,   MARCH 30,    DECEMBER 30,   DECEMBER 28,
                                      1994       1995        1996          1995           1996
                                    --------   --------   ----------   ------------   ------------
                                                                               (UNAUDITED)
Net sales.........................  $726,568   $746,595   $  909,720     $667,835       $764,374
Licensing revenue.................    84,174    100,040      110,153       81,925         98,132
                                    --------   --------   ----------     --------       --------
  Net revenues....................   810,742    846,635    1,019,873      749,760        862,506
Cost of goods sold................   466,525    474,999      583,546      425,784        473,629
                                    --------   --------   ----------     --------       --------
  Gross profit....................   344,217    371,636      436,327      323,976        388,877
Selling, general and
  administrative expenses.........   262,825    261,506      309,207      228,781        274,450
                                    --------   --------   ----------     --------       --------
  Income from operations..........    81,392    110,130      127,120       95,195        114,427
Interest expense..................    15,880     16,450       16,287       12,265         10,725
Equity in net loss of affiliate...     2,837        262        1,101          590          1,654
                                    --------   --------   ----------     --------       --------
  Income before income taxes......    62,675     93,418      109,732       82,340        102,048
Provision for income taxes........     8,778     13,244       10,925       11,042         20,688
                                    --------   --------   ----------     --------       --------
  Net income......................  $ 53,897   $ 80,174   $   98,807     $ 71,298       $ 81,360
                                    ========   ========   ==========     ========       ========
PRO FORMA (NOTE 1)--(UNAUDITED)
Historical income before income
  taxes...........................                        $  109,732                    $102,048
Pro forma provision for income
  taxes...........................                            47,185                      43,881
                                                          ----------                    --------
Pro forma net income..............                        $   62,547                    $ 58,167
                                                          ==========                    ========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

       COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY AND PARTNERS' CAPITAL
                                 (IN THOUSANDS)

                                                                  RETAINED
                                                  ADDITIONAL    EARNINGS AND     CUMULATIVE
                                        COMMON      PAID IN       PARTNERS'     TRANSLATION
                                         STOCK      CAPITAL        CAPITAL       ADJUSTMENT      TOTAL
                                        -------   -----------   -------------   ------------   ---------
Balance at April 3, 1993..............   $  58       $  88        $ 107,401        $  285      $ 107,832
Net income............................                               53,897                       53,897
Translation adjustment................                                                 26             26
Distributions to stockholders.........                              (43,718)                     (43,718)
                                           ---         ---         --------         -----       --------
  Balance at April 2, 1994............      58          88          117,580           311        118,037

Net income............................                               80,174                       80,174
Capital contributions.................                              128,000                      128,000
Formation of partnership..............     (58)        (88)          (1,274)          (80)        (1,500)
Translation adjustment................                                               (287)          (287)
Distributions to stockholders and
  partners............................                             (135,845)                    (135,845)
                                           ---         ---         --------         -----       --------
  Balance at April 1, 1995............      --          --          188,635           (56)       188,579

Net income............................                               98,807                       98,807
Translation adjustment................                                                168            168
Capital contributions.................                               10,000                       10,000
Distributions to partners.............                              (59,901)                     (59,901)
                                           ---         ---         --------         -----       --------
  Balance at March 30, 1996...........      --          --          237,541           112        237,653

Net income (unaudited)................                               81,360                       81,360
Translation adjustment (unaudited)....                                               (324)          (324)
Distributions to partners
  (unaudited).........................                              (66,590)                     (66,590)
                                           ---         ---         --------         -----       --------
  Balance at December 28, 1996
     (unaudited)......................      --          --        $ 252,311        $ (212)     $ 252,099
                                           ===         ===         ========         =====       ========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       FISCAL YEAR ENDED
                                              -----------------------------------           NINE MONTHS ENDED
                                                                          MARCH       -----------------------------
                                              APRIL 2,     APRIL 1,        30,        DECEMBER 30,     DECEMBER 28,
                                                1994         1995          1996           1995             1996
                                              --------     ---------     --------     ------------     ------------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income................................... $ 53,897     $  80,174     $ 98,807       $ 71,298        $   81,360
  Adjustments to reconcile net income to net
      cash provided by operating activities:
  Equity in net loss of affiliate............    2,837           262        1,101            590             1,654
  Depreciation and amortization..............   10,870         9,938        9,743          7,144             9,039
  Provision for losses on accounts
    receivable...............................    1,850         2,700        1,122            563             3,563
  Other......................................       21         1,244       (2,596)        (2,212)            1,559
  Changes in assets and liabilities, net of
      acquisition
    Accounts receivable......................  (35,319)       15,276      (34,155)          (186)           21,884
    Inventories..............................    3,090       (61,680)      21,811         10,443            32,035
    Prepaid expenses and other...............   (8,690)       10,075      (10,428)       (13,002)           (3,884)
    Other assets.............................       86        (1,740)      (6,733)        (3,283)           (1,183)
    Accounts payable.........................   17,511        (1,172)       9,798        (13,759)           (9,551)
    Accrued expenses and other...............    9,018         1,134        2,855         19,785            21,100
                                              --------     ---------     ---------      --------          --------
Net cash provided by operating activities....   55,171        56,211       91,325         77,381           157,576
                                              --------     ---------     ---------      --------          --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition................................       --            --      (39,726)       (39,726)               --
  Purchases of property and equipment........   (1,354)       (4,939)      (5,575)        (3,493)          (24,179)
  Cash surrender value -- officers' life
    insurance................................   (2,741)       (3,473)      (3,685)        (1,707)           (2,186)
  Investment in affiliate....................   (5,000)           --           --             --                --
                                              --------     ---------     ---------      --------          --------
Net cash used in investing activities........   (9,095)       (8,412)     (48,986)       (44,926)          (26,365)
                                              --------     ---------     ---------      --------          --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from (repayments of) short-term
    borrowings, net..........................      609       (98,408)      14,109          8,244           (49,592)
  Repayments of long-term debt...............  (11,427)      (51,555)     (11,719)       (11,071)          (12,470)
  Proceeds from long-term debt...............       --       106,290       10,000         10,000                --
  Borrowings against officers' life insurance
    policies.................................    5,191            --           --             --                --
  Distributions paid to shareholders and
    partners.................................  (43,143)     (134,308)     (56,284)       (42,659)          (63,857)
  Capital contributions......................       --       128,000       10,000          9,860                --
                                              --------     ---------     ---------      --------          --------
Net cash used in financing activities........  (48,770)      (49,981)     (33,894)       (25,626)         (125,919)
                                              --------     ---------     ---------      --------          --------
Net (decrease) increase in cash and cash
  equivalents................................   (2,694)       (2,182)       8,445          6,829             5,292
Effect of exchange rate changes on cash and
  cash equivalents...........................       25            --          (26)           (23)               83
Cash and cash equivalents at beginning of
  period.....................................   10,000         7,331        5,149          5,149            13,568
                                              --------     ---------     ---------      --------          --------
Cash and cash equivalents at end of period... $  7,331     $   5,149     $ 13,568       $ 11,955        $   18,943
                                              ========     =========     =========      ========          ========

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest..................... $ 16,065     $  15,457     $ 17,189       $ 12,701        $   12,770
                                              ========     =========     =========      ========          ========
  Cash paid for income taxes................. $  8,684     $  10,592     $ 11,602       $  8,169        $   15,380
                                              ========     =========     =========      ========          ========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES
  Foreign tax credits distributed to
    shareholders/partners.................... $    575     $   1,537     $  3,617       $  2,639        $    2,733
                                              ========     =========     =========      ========          ========
  Capital obligations for completed shop-
    within-shop boutiques....................                                                           $   12,319
                                                                                                          ========
  Fair value of assets acquired, excluding
    cash.....................................                            $ 40,260       $ 40,260
  Cash paid..................................                             (39,726)       (39,726)
                                                                         ---------      --------
  Payable to seller..........................                            $    534       $    534
                                                                         =========      ========

            See accompanying notes to combined financial statements.

                         POLO RALPH LAUREN CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

1. BASIS OF PRESENTATION AND ORGANIZATION

  (a) Basis of Presentation

     The accompanying combined financial statements include the accounts of Polo Ralph Lauren Enterprises, L.P. ("Enterprises"), Polo Ralph Lauren, L.P. and subsidiaries ("Polo Partnership"), The Ralph Lauren Womenswear Company, L.P. and subsidiary ("Womenswear") and an investment in Polo Retail Corporation and subsidiaries ("PRC"), a 50% joint venture with a nonaffiliated partner, accounted for under the equity method (collectively the "Company"). The controlling interests of the Company are held by Mr. Ralph Lauren, with a 28.5% interest held by certain investment funds affiliated with The Goldman Sachs Group, L.P. (collectively, the "GS Group").

     On October 31, 1994, Enterprises and the Polo Partnership were formed pursuant to limited partnership agreements to own and operate the businesses previously conducted by Mr. Lauren. Mr. Lauren contributed his ownership interests in these businesses for an effective 71.5% ownership interest and the GS Group made a capital cash contribution of $128 million for an effective ownership interest of 28.5%.

     The combined financial statements for the years ended April 2, 1994 and April 1, 1995 include the businesses previously conducted by Mr. Lauren and have been prepared as if the entities had operated as a single consolidated group since their respective dates of organization. The financial statements are being presented on a combined basis because of their common ownership. All significant intercompany balances and transactions have been eliminated.

  (b) Unaudited Interim Financial Statements

     The accompanying combined financial statements for the nine months ended December 30, 1995 and December 28, 1996 have been prepared in accordance with generally accepted accounting principles for interim financial information and, in the opinion of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof. Operating results for the nine months ended December 28, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending March 29, 1997.

  (c) Acquisition

     On October 16, 1995, Womenswear acquired the assets of Ralph Lauren Womenswear Company, Inc. ("RLW"), a nonaffiliated licensee, at book value which approximated fair value, consisting principally of inventories ($19.7 million) and accounts receivable ($18.2 million) for $40.3 million in cash. This acquisition was accounted for as a purchase.

  (d) Business

     The Company, which operates in one business segment, designs, licenses, contracts for the manufacture of, markets and distributes men's and women's apparel, accessories, fragrances, skin care products and home furnishings. The Company's sales are principally to major department and specialty stores located throughout the United States. Additionally, the Company also sells directly to consumers through Company-owned Polo stores, including a flagship store in New York, and outlet stores located throughout the United States. A substantial portion of the Company's net revenues and income from operations are derived from, and identifiable assets are located in, the United States.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

     The Company is party to licensing agreements which grant the licensees exclusive rights to use the various trademarks owned by the Company in connection with the manufacture and sale of designated products in specified geographical areas. Additionally, the Company has granted royalty-free licenses to independent parties to own and operate Polo Ralph Lauren retail stores to promote the sale of merchandise of the Company and its licensees both domestically and internationally. The license agreements typically provide for designated terms with renewal options based on achievement of specified sales targets. The agreements also require that certain minimum amounts be spent on advertising for licensed products. Additionally, as part of the licensing arrangements, each licensee is typically required to enter into a design services agreement pursuant to which design and other creative services are provided. The license and design services agreements provide for payments based on specified percentages of net sales.

     A significant amount of the Company's products are produced in the Far East through arrangements with independent contractors. As a result, the Company's operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located, or by the imposition of additional duties or regulations relating to imports or by the contractors' inability to meet the Company's production requirements.

  (e) Reorganization and Pro Forma Adjustments (Unaudited)

     In connection with the Company's contemplated initial public offerings of stock (the "Offerings"), the partners and certain of their affiliates are contributing to a newly formed entity, Polo Ralph Lauren Corporation ("Polo"), all of the outstanding stock of and partnership interests in the entities which comprise the Company, in exchange for various combinations of common stock (the "Reorganization"). In connection with the Reorganization, the Company will declare a dividend and issue reorganization notes to the stockholders representing estimated undistributed earnings of the Company through the closing of the Reorganization ("Dividend and Reorganization Notes").

     Concurrently with the Reorganization, the Company will acquire from an entity under common control the trademarks and rights under a licensing agreement associated with its U.S. fragrance business and the interests it does not already own in another related entity that holds the trademarks related to its international licensing business in exchange for shares of Common Stock of Polo.

     Concurrently with the Reorganization, the Company will become subject to additional Federal, state and local taxes. The pro forma combined statement of income data for the year ended March 30, 1996 and for the nine months ended December 28, 1996 reflects adjustments for income taxes based upon pro forma pre-tax income as if the Company had been subject to additional Federal, state and local income taxes as of April 2, 1995, based upon a pro forma effective tax rate of 43%. No other pro forma adjustments have been reflected herein as their effects are not material to the results of operations.

     The pro forma combined balance sheet of the Company at December 28, 1996 is adjusted for: (i) the declaration of Dividend and the issuance of the Reorganization Notes to the stockholders of Polo, which through December 28, 1996 approximated $82.5 million; and (ii) the recording of a net deferred tax asset of $28.2 million, in addition to approximately $2.2 million of certain Federal, state and local deferred tax assets previously recorded, which Polo will record concurrently with the termination of the Company's partnership status. The pro forma deferred income taxes reflect the net tax effect of temporary differences, primarily uniform inventory capitalization, depreciation,

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

allowance for doubtful accounts and other accruals, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

2.  SIGNIFICANT ACCOUNTING POLICIES

  Fiscal Year

     The Company's fiscal year ends on the Saturday nearest to March 31. All references herein to "1994," "1995" and "1996" represent the 52 week fiscal years ended April 2, 1994, April 1, 1995 and March 30, 1996, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and cash equivalents

     Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

  Inventories

     Wholesale inventories are valued at the lower of cost (first-in, first-out method) or market. Retail inventories are valued using the retail method.

  Property, Equipment, Depreciation and Amortization

     Property and equipment are stated at cost. Depreciation of furniture and fixtures and machinery and equipment is calculated using the straight-line method over estimated average useful lives of approximately five years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred. Additionally, the Company capitalizes its share of the cost of constructing shop-within-shop boutiques under agreements with retailers and amortizes such costs using the straight-line method over the lesser of their estimated useful lives or the life of the underlying agreement.

  Officers' Life Insurance

     The Company maintains key man life insurance policies on several of its senior executives and other related parties, certain of which contain split dollar arrangements. The Company is not the beneficiary under most of these policies. The key man policies are recorded at their cash surrender value while the policies with split dollar arrangements are recorded at the lesser of their cash surrender value or premiums paid. Such policies amounted to $18,050 and $21,734, net of loans of $5,191 and $5,608 at April 1, 1995 and March 30, 1996,
respectively, and are included in other assets in the accompanying combined balance sheets.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

  Store Preopening Costs

     Costs associated with the opening of a new store are deferred (included in prepaid expenses and other) and amortized within one year commencing from the date of the store opening.

  Impairment of Long-Lived and Intangible Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In evaluating the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the result of such calculation. The Company adopted SFAS No. 121 effective March 31, 1996. There were no adjustments to the carrying amount of long-lived assets resulting from the Company's evaluation.

  Revenues

     Sales are recognized upon shipment of products to customers and, in the case of sales by Company-owned outlet and retail stores, when goods are sold to customers. Allowances for estimated uncollectible accounts and discounts are provided when sales are recorded. Licensing revenue is recognized as earned.

  Concentration of Credit Risk

     The Company sells its merchandise primarily to major upscale department stores across the United States and extends credit based on an evaluation of the customer's financial condition without requiring collateral. Credit risk is driven by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from the Company or to cease carrying its products could materially adversely affect the Company. The Company had three customers who in aggregate constituted 38% and 36% of trade accounts receivable at April 1, 1995 and March 30, 1996, respectively. Additionally, the Company had three licensees who in aggregate constituted approximately 46%, 45% and 43% of licensing revenue in fiscal 1994, 1995 and 1996, respectively.

     The Company had one significant customer that accounted for approximately 12%, 11% and 11% of net sales during fiscal 1994, 1995 and 1996, respectively. Additionally, the Company had another significant customer that accounted for approximately 10% of fiscal 1994 net sales.

     The Company monitors credit levels and the financial condition of its customers on a continuing basis to minimize credit risk. The Company believes that adequate provision for credit loss has been made in the accompanying combined financial statements.

     The Company is also subject to concentrations of credit risk with respect to its cash and cash equivalents which it minimizes by placing these funds with high-quality institutions.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

  Advertising

     The Company expenses the production costs of advertising, marketing and public relations expenses upon the first showing of the related advertisement. These expenses amounted to $32,384, $34,028 and $44,488 during fiscal 1994, 1995 and 1996, respectively.

  Income Taxes

     The entities in the combined group include principally a Subchapter S Corporation in fiscal 1994 and partnerships in fiscal 1995 and 1996 which are not subject to Federal or certain state income taxes. Therefore, no provision has been made in the accompanying combined financial statements as taxes are the liability of the shareholders/partners. However, Federal, state and local taxes have been provided on the income of all domestic C corporations in the combined group. Foreign income taxes have also been provided on the income of the foreign companies in the combined group.

     The Company has recorded its provision for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the deferred tax provision is determined under the liability method which requires the recognition of deferred tax assets and liabilities based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

  Financial Instruments

     The Company uses derivative financial instruments to reduce its exposures to changes in interest rates and foreign exchange rates. The Company does not hold or issue financial instruments for trading or speculative purposes. While these instruments are subject to risk of loss from changes in exchange and interest rates, those losses would generally be offset by gains on the related exposures.

  Foreign Currency Translation

     The financial position and results of operations of a foreign subsidiary of the Company is measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rate of exchange prevailing throughout the period. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account under partners' capital. Gains and losses from foreign currency transactions are included in operating results and were not material.

3. INVENTORIES

                                                    APRIL 1,     MARCH 30,     DECEMBER 28,
                                                      1995         1996            1996
                                                    --------     ---------     ------------
    Raw materials...............................    $ 51,934     $  52,993       $ 37,552
    Work-in-process.............................      13,671        13,302          6,320
    Finished goods..............................     205,615       202,818        192,882
                                                    --------      --------       --------
                                                    $271,220     $ 269,113       $236,754
                                                    ========      ========       ========

     Inventories of $87,680, $83,243 and $86,137 at April 1, 1995, March 30,
1996 and December 28, 1996, respectively, were valued utilizing the retail method and are included in finished goods.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

4. PROPERTY AND EQUIPMENT

                                                                   APRIL 1,     MARCH 30,
                                                                     1995         1996
                                                                   --------     ---------
    Land.......................................................    $    656     $     656
    Furniture and fixtures.....................................      24,044        25,050
    Machinery and equipment....................................      17,831        18,451
    Leasehold improvements.....................................      60,119        63,233
                                                                    -------       -------
                                                                    102,650       107,390
    Less: accumulated depreciation and amortization............      51,719        58,410
                                                                    -------       -------
                                                                   $ 50,931     $  48,980
                                                                    =======       =======

5. INVESTMENT IN AND ADVANCES TO AFFILIATE

     Investment in and advances to affiliate reflects the Company's 50% interest in PRC which was formed in February 1993 to operate Polo stores located throughout the United States. The Company has guaranteed up to $2 million of PRC's working capital facility. (See Note 13).

     Sales by the Company to PRC were $35,667, $27,313 and $38,879 during fiscal 1994, 1995 and 1996, respectively. Purchases by the Company from PRC amounted to $5,206, $6,633 and $5,715 during fiscal 1994, 1995 and 1996, respectively. At
April 1, 1995 and March 30, 1996, the Company had $8,083 and $12,716 due from PRC which is included in prepaid expenses and other in the accompanying combined balance sheets.

6. ACCRUED EXPENSES AND OTHER

                                                      APRIL 1,     MARCH 30,     DECEMBER 28,
                                                        1995         1996            1996
                                                      --------     ---------     ------------
    Accrued operating expenses......................  $ 20,403      $19,798        $ 27,760
    Accrued payroll and benefits....................     7,283       11,279          20,611
    Accrued shop-within-shop costs..................     2,327        3,016          14,234
    Accrued income taxes............................     2,108        1,469           6,768
    Accrued interest................................     1,514        1,420           1,028
                                                       -------      -------         -------
                                                      $ 33,635      $36,982        $ 70,401
                                                       =======      =======         =======

7. FINANCING AGREEMENTS

     Long-term debt consists of the following:

                                                                     APRIL 1,     MARCH 30,
                                                                       1995         1996
                                                                     --------     ---------
    Polo Partnership term loans....................................  $ 80,000      $70,000
    Womenswear term loan...........................................        --       10,000
    Other..........................................................     3,461        1,914
                                                                      -------      -------
                                                                       83,461       81,914
    Less: current portion..........................................    11,554       11,765
                                                                      -------      -------
                                                                     $ 71,907      $70,149
                                                                      =======      =======

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

     On October 31, 1994, the Polo Partnership entered into a six year financing arrangement with commercial banks providing for a $125 million revolving credit facility and $80 million in term loans. The revolving credit facility is available for the issuance of letters of credit, acceptances or direct borrowings and is limited to a borrowing base calculated on eligible accounts receivable, certain inventory and letters of credit. Any unused portion of the available credit line ($50,463 and $48,224 at April 1, 1995 and March 30, 1996, respectively) is subject to a 3/8% commitment fee. Notes and acceptances payable under this facility amounted to $58,900 and $58,086 at April 1, 1995 and March 30, 1996, respectively, and bore interest based on either the prime rate or LIBOR plus 1.75%, as permitted by the agreement (ranging from 7.25% to 9.0% and 5.75% to 8.25% at April 1, 1995 and March 30, 1996, respectively). The credit facility and term loans are collateralized by trade wholesale accounts receivable, retail inventories and assignments of licensing income and certain trademarks.

     In fiscal 1996, Womenswear entered into a five year financing arrangement with a financial institution providing for a $30 million revolving credit facility and a $10 million term loan. The revolving credit facility is available for the issuance of letters of credit, acceptances or direct borrowings and is limited to a borrowing base calculated on eligible accounts receivable, inventory and accrued royalties. Any unused portion of the available credit line ($8,218 at March 30, 1996) is subject to a 3/8% commitment fee. Notes and acceptances payable under this facility amounted to $15,645 at March 30, 1996 and bore interest at the institution's reference rate (8.25% at March 30, 1996). The credit facility is collateralized by substantially all of the assets of Womenswear. In February 1997, Womenswear amended its credit facility to increase its revolving credit facility to $40 million.

     The financing agreements contain certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and set various limitations on capital expenditures and distributions to partners. The weighted average interest rate on borrowings under revolving credit facilities was 6.5%, 8.3% and 8.4% in fiscal 1994, 1995 and 1996, respectively.

     The Polo Partnership term loans are repayable semiannually in April and October in equal installments of $5 million through fiscal 1997 and $10 million thereafter through October 1999 and bear interest primarily at LIBOR plus 1.75% (ranging from 7.8% to 8.1% and 7.0% to 7.25% at April 1, 1995 and March 30, 1996, respectively).

     The Womenswear term loan is repayable quarterly in installments ranging from $250 to $750 through July 1, 2000, with a final payment due of $1,250 on September 30, 2000 and bears interest at the institution's reference rate plus 0.5% (8.75% at March 30, 1996).

     In connection with the Womenswear credit facility, an entity wholly owned by Mr. Lauren is required to contribute up to $3 million to Womenswear if Womenswear does not maintain a specified cash flow ratio. Additionally, this related entity guarantees Womenswear's debt up to $3 million under certain circumstances, inclusive of any payments required under the above cash flow provision.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

     At March 30, 1996, maturities of long-term debt were as follows:

                                   FISCAL YEAR
                                      ENDING
        ------------------------------------------------------------------
          1997............................................................  $11,765
          1998............................................................   22,265
          1999............................................................   22,884
          2000............................................................   23,000
          2001............................................................    2,000
                                                                            -------
                                                                            $81,914
                                                                            =======

8.  SUBORDINATED NOTES

     The subordinated notes are payable to Mr. Lauren on April 30, 1997 in the amount of $20 million and to Mr. Lauren and the GS Group on March 1, 2001 in the aggregate amount of $24 million. These notes bear interest at the prime rate (9.0% and 8.25% at April 1, 1995 and March 30, 1996, respectively) and are subordinated to the Polo Partnership's credit facility and term notes. Interest expense on the subordinated notes amounted to $1,311, $2,514 and $3,791 during fiscal 1994, 1995 and 1996, respectively.

9.  INCOME TAXES

     The components of the provision for income taxes were as follows:

                                                                  FISCAL YEAR ENDED
                                                           --------------------------------
                                                           APRIL       APRIL
                                                             2,         1,        MARCH 30,
                                                            1994       1995         1996
                                                           ------     -------     ---------
    Current:
      Federal............................................  $4,784     $ 6,761      $ 7,644
      State and local....................................   4,181       5,235        3,123
      Foreign............................................     135         252          392
    Deferred.............................................    (322)        996         (234)
                                                           ------     -------      -------
                                                           $8,778     $13,244      $10,925
                                                           ======     =======      =======

     The foreign and domestic components of income before income taxes were as follows:

                                                                FISCAL YEAR ENDED
                                                         --------------------------------
                                                          APRIL       APRIL       MARCH
                                                           2,          1,          30,
                                                          1994        1995         1996
                                                         -------     -------     --------
    Domestic...........................................  $44,936     $66,432     $ 78,445
    Foreign............................................   17,739      26,986       31,287
                                                         -------     -------     --------
                                                         $62,675     $93,418     $109,732
                                                         =======     =======     ========

     The provision for income taxes differs from the amounts computed by applying the statutory Federal income tax rate to income before income taxes mainly due to the inclusion of entities not subject to Federal income tax in the combined group. The effective tax rate was 14.0%, 14.2% and 10.0% during fiscal 1994, 1995 and 1996, respectively. The decline in the effective tax rate during fiscal 1996 is mainly due to the full year benefit of the fiscal 1995 reorganization and formation of limited partnerships.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

     The provision for income taxes differs from the amounts computed by applying the statutory Federal income tax rate to income before income taxes due to the following:

                                                               FISCAL YEAR ENDED
                                                      -----------------------------------
                                                      APRIL 2,     APRIL 1,     MARCH 30,
                                                        1994         1995         1996
                                                      --------     --------     ---------
    Provision for income taxes at statutory Federal
      rate..........................................  $ 21,936     $ 32,696     $  38,406
    Increase (decrease) due to:
      Subchapter S and unincorporated entities......   (19,373)     (24,232)      (28,575)
      Foreign income................................        79       (1,122)       (1,009)
      State and local income taxes, net of Federal
      benefit.......................................     3,685        5,637         2,072
      Unutilized operating losses...................     1,536           --            --
      Other.........................................       915          265            31
                                                      --------     --------      --------
                                                      $  8,778     $ 13,244     $  10,925
                                                      ========     ========      ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The net deferred tax asset at April 1, 1995 and March 30, 1996 amounted to $2,112 and $2,075, respectively, and consisted primarily of uniform inventory capitalization. Net deferred tax assets are included in prepaid expenses and other in the accompanying combined balance sheets.

10.  FINANCIAL INSTRUMENTS

     During fiscal 1995, the Company entered into an interest rate swap agreement with a commercial bank which expires on October 14, 1999 to hedge against interest rate fluctuations. The swap agreement effectively converts the outstanding balance of the Polo Partnership's term loans from variable rate borrowings to fixed rate obligations. Under the terms of this agreement, the Company makes payments at a fixed rate of 6.955% and receives payments from the counterparty based on the notional amount ($70 million at March 30, 1996), adjusted for scheduled loan repayments, based on LIBOR. The net interest paid or received on this arrangement is included in interest expense. The fair value of this agreement, based on the estimated amount that the Company would pay to terminate the agreement at March 30, 1996 was $1,559. The fair value information has been obtained from a financial institution.

     The Company from time to time enters into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce the risk from exchange rate fluctuations. Gains and losses on these contracts are deferred and recognized as adjustments to the bases of those assets. Such gains and losses were not material.

     At March 30, 1996, the Company had a forward foreign exchange contract outstanding with Goldman, Sachs & Co. as a hedge relating to foreign royalty revenue to deliver 593 million yen on April 17, 1996 in exchange for $6,719. The fair value of this contract approximated carrying value.

     The Company is exposed to credit losses in the event of nonperformance by the counterparties to the interest rate swap agreement and forward foreign exchange contract, but it does not expect any counterparties to fail to meet their obligation given their high-credit rating.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

     The carrying amounts of all other financial instruments reported on the combined balance sheet at April 1, 1995 and March 30, 1996 approximated their estimated fair values primarily due to either the short-term maturity of the instruments or their adjustable market rate of interest. Considerable judgment is required in interpreting certain market data to develop estimated fair values for certain financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

11.  EMPLOYEE BENEFITS

  Profit Sharing Retirement Savings Plans

     The Company sponsors two defined contribution benefit plans covering substantially all eligible non-union U.S. employees which include a savings plan feature under Section 401(k) of the Internal Revenue Code. The Company makes discretionary contributions to the plans and contributes an amount equal to 50% of the first 6% of an employee's contribution. Under the terms of the plans, a participant is 100% vested in the Company's matching and discretionary contributions after seven years of credited service. Contributions under these plans approximated $3,546, $4,041 and $4,557 during fiscal 1994, 1995 and 1996, respectively.

  Union Pension

     Womenswear participates in a multi-employer pension plan and is required to make contributions to the International Ladies Garment Workers' Union (the "Union") for dues based on wages paid to union employees. A portion of such dues are allocated by the Union to a Retirement Fund which provides defined benefits to substantially all unionized workers. Womenswear does not participate in the management of the plan and has not been furnished with any information with respect to the type of benefits provided, vested and nonvested benefits or plan assets. Union expense amounted to $186 during fiscal 1996.

     Under the Employee Retirement Income Security Act of 1974, as amended, an employer, upon withdrawal from or termination of a multi-employer plan, is required to continue funding its proportionate share of the plan's unfunded vested benefits. Such withdrawal liability was assumed in conjunction with the acquisition of certain assets from RLW (see Note 1). Womenswear has no current intention of withdrawing from the plan.

  Deferred Compensation

     The Company has deferred compensation arrangements for certain key executives which generally provide for payments upon retirement or death. The amounts accrued under these plans were $4,979 and $7,469 at April 1, 1995 and March 30, 1996, respectively. Total compensation expense recorded was $1,232, $1,402 and $2,094 during fiscal 1994, 1995 and 1996, respectively. The Company funds these obligations through the issuance of officers' life insurance policies and the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets in the accompanying combined balance sheets.

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

12.  COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases office, warehouse and retail space and office equipment under operating leases which expire through 2009. As of March 30, 1996, aggregate minimum annual rental payments under noncancelable operating leases were as follows:

                               FISCAL YEAR ENDING
        -----------------------------------------------------------------
          1997...........................................................  $ 35,916
          1998...........................................................    34,096
          1999...........................................................    30,052
          2000...........................................................    25,182
          2001...........................................................    23,541
          Thereafter.....................................................    67,612
                                                                           --------
                                                                           $216,399
                                                                           ========

     Rent expense charged to operations was $29,626, $28,393 and $34,483, net of sublease income of $2,051, $2,129 and $2,091, respectively, during fiscal 1994, 1995 and 1996, respectively. Substantially all outlet and retail store leases provide for contingent rentals based upon sales and require the Company to pay taxes, insurance and occupancy costs. Certain rentals are based solely on a percentage of sales and one significant lease requires a fair market value adjustment at January 1, 2004. Contingent rental charges included in rent expense were $2,878, $2,828 and $3,160 during fiscal 1994, 1995 and 1996, respectively.

     During fiscal 1997, the Company entered into operating leases for additional office and retail space. The aggregate minimum annual rental payments under these leases are: $5.4 million for the fiscal year ending 1998, $6.8 million for the fiscal years ending 1999 through fiscal 2002 and $132.9 million thereafter.

  Letters of Credit

     At March 30, 1996, the Company is contingently liable for unexpired bank letters of credit of $18,457 related to commitments for the purchase of inventories and in connection with its leases.

  Employment Agreements

     The Company is party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

  Legal Matters

     The Company is from time to time involved in routine legal claims, involving trademark and intellectual property, licensing, employee relations and other matters incidental to its business. Currently, the Company is a party to an arbitration proceeding which it initiated in San Francisco to resolve a dispute with an independent freestanding retail licensee which operates a Polo store in Beverly Hills, California. This licensee had previously claimed that the Company breached its license agreement when the Company refused last year to authorize the opening of a free-standing Polo concession at Los Angeles International Airport by the licensee. The Company believes it was acting

                         POLO RALPH LAUREN CORPORATION

                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)
     (INFORMATION FOR DECEMBER 30, 1995 AND DECEMBER 28, 1996 IS UNAUDITED)

within its contractual rights when it rejected the licensee's proposal. The Company initiated the arbitration proceeding in December 1996 under the rules of the American Arbitration Association in accordance with the terms of its licensing agreement for a declaration of rights under such agreement. The licensee in a counterclaim has sought unspecified compensatory and punitive damages in excess of $5 million. In the opinion of the Company's management, the resolution of any matter currently pending will not have a material effect on its financial condition or results of operations.

13.  SUBSEQUENT EVENT

     On March 21, 1997, the Company entered into purchase agreements with certain third parties to acquire the remaining 50% interest in PRC, effective April 3, 1997, for consideration aggregating approximately $10.4 million ("PRC Acquisition"), which will be completed simultaneously with the Offerings. The PRC Acquisition will be accounted for as a purchase and the Company will consolidate the operations of PRC from the effective date of the acquisition.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                  NUMBER OF SHARES OF
                              UNDERWRITER                         CLASS A COMMON STOCK
        --------------------------------------------------------  --------------------
        Goldman, Sachs & Co.....................................

        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated...............................

        Morgan Stanley & Co. Incorporated.......................

                                                                         -------
                  Total.........................................
                                                                         =======

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken. Pursuant to the Underwriting Agreement, the representatives of the U.S. Underwriters will purchase, on an equal basis, the shares offered on behalf of the GS Group in the U.S. Offering immediately following the execution of the Underwriting Agreement, in exchange for notes of the representatives of the U.S. Underwriters. The notes to be issued to the GS Group will be payable on the earlier of the closing of the Offerings and six months from the date of this Prospectus. The number of shares each respective U.S. Underwriter is severally obligated to purchase, as set forth above, will not be affected by the foregoing arrangements. The representatives of the U.S. Underwriters will also purchase the shares offered on behalf of the GS Group in the International Offering under similar arrangements. Each member of the GS Group has granted to the representatives of the U.S. Underwriters the right to require such member to purchase, in the event that the Offerings are not consummated, the shares being purchased by the representatives of the U.S. Underwriters from such member in the Offerings, for a purchase price consisting of the assumption of all of the obligations of the U.S. Underwriters under the note issued to such member.

     The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $     per share. The U.S.

Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain brokers and dealers. After the shares of the Class
A Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Merrill Lynch International and Morgan Stanley & Co. International Limited.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company and certain Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus
to purchase up to an aggregate of           additional shares of Class A Common
Stock solely to cover overallotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in
the foregoing table, bears to the           shares of Class A Common Stock
offered. The Company has granted the International Underwriters a similar option
to purchase up to an aggregate of           additional shares of Class A Common
Stock.

     The Company, its officers and directors and all other holders of Common Stock, including the Selling Stockholders, have agreed that, during the period beginning from the date of the Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, any securities of the Company (other than pursuant to employee stock incentive plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Class A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Class A Common Stock without the prior written consent of the representatives, except for the shares of Class A Common Stock offered in connection with the concurrent U.S. Offering and International Offerings.

     Prior to the Offerings, there has been no public market for the shares. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     During and after the Offerings, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company and the Selling Stockholders in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Class A Common Stock sold in the offering for their account may be reclaimed by the syndicate if such Class A Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Application will be made to list the Company's Class A Common Stock on the NYSE under the symbol "RL". In order to meet one of the requirements for listing the Class A Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act. The Company, in turn, has agreed to indemnify the Selling Stockholders against certain liabilities arising in connection with indemnification of the Underwriters.

     This Prospectus may be used by Underwriters and dealers in connection with offers and sales of Class A Common Stock, including shares initially sold in the International Offering to persons located in the United States.

     Under Rule 2720 of the National Association of Securities Dealers, Inc. (the "NASD") the Company may be deemed an affiliate of Goldman, Sachs & Co. The Offerings are being conducted in accordance with Rule 2720, which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting
certain standards. In accordance with this requirement,           , has served
in such role and has recommended a price in compliance with the requirements of
Rule 2720. In connection with the Offerings,           in its role as qualified
independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of the Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior written approval of the customer.

============================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             -----
Prospectus Summary..........................     3
Risk Factors................................    12
Reorganization and Related Transactions.....    18
Use of Proceeds.............................    20
Dividend Policy.............................    20
Capitalization..............................    21
Dilution....................................    22
Selected Combined Financial Data............    23
Unaudited Pro Forma Combined Financial
  Information...............................    24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................    28
Business....................................    35
Management..................................    58
Certain Relationships and Related
  Transactions..............................    68
Principal and Selling Stockholders..........    71
Description of Capital Stock................    72
Shares Eligible for Future Sale.............    76
Legal Matters...............................    80
Experts.....................................    80
Additional Information......................    80
Index to Combined Financial Statements......   F-1
Underwriting................................   U-1

  THROUGH AND INCLUDING             , 1997 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
============================================================
============================================================
                                            SHARES
                               POLO RALPH LAUREN
                                  CORPORATION
                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

                              [LOGO OF POLO RALPH
                              LAUREN CORPORATION]
                            ------------------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS
============================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table shows the expenses, other than underwriting discounts, which the Company expects to incur in connection with the issuance and distribution of the securities being registered under this registration statement. All expenses are estimated except for the Securities and Exchange Commission registration fee, the New York Stock Exchange Listing Fee and the NASD filing fee.

    Securities and Exchange Commission registration fee...................  $181,819.00
    New York Stock Exchange listing fee...................................  $
    NASD filing fee.......................................................  $ 30,500.00
    Blue Sky fees and expenses*...........................................  $
    Legal fees and expenses*..............................................  $
    Accounting fees and expenses*.........................................  $
    Printing and engraving expenses*......................................  $
    Registrar and transfer agent's fees*..................................  $
    Miscellaneous*........................................................  $
                                                                                -------

    Total*................................................................  $
                                                                                =======

---------------

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

     Article    of the Company's Amended and Restated Certificate of
Incorporation eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors, with certain exceptions. Article requires indemnification of directors and officers of the Company, and for advancement of litigation expenses to the fullest extent permitted by Section 145.

     The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers, and controlling persons of the Company by the Underwriters against certain civil liabilities, including liabilities under the Securities Act. The Company has also entered into an agreement with a director and executive officer providing for his indemnification in his capacity as a director and executive officer, including liabilities under the Federal securities laws.

     See Item 17 below.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     See "Reorganization and Related Transactions".

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (i) Exhibits

     The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein.

EXHIBIT
NUMBER                                 DESCRIPTION OF EXHIBITS
------   ------------------------------------------------------------------------------------
 1.1     Form of Underwriting Agreement*
 2.1     Subscription Agreement, dated as of April 6, 1997, by and among Mr. Ralph Lauren, RL
         Holding, L.P., RL Family, L.P., GS Capital Partners, L.P., GS Capital Partners PRL
         Holding I, L.P., GS Capital Partners PRL Holding II, L.P., Stone Street Fund 1994,
         L.P., Stone Street 1994 Subsidiary Corp., and Bridge Street Fund 1994, L.P., and
         Polo Ralph Lauren Corporation*
 2.2     Assignment and Assumption Agreement, dated as of April 6, 1997, by and among Mr.
         Ralph Lauren, RL Holding, L.P., RL Family, L.P., GS Capital Partners, L.P., GS
         Capital Partners PRL Holding I, L.P., GS Capital Partners PRL Holding II, L.P.,
         Stone Street Fund 1994, L.P., Stone Street 1994 Subsidiary Corp., and Bridge Street
         Fund 1994, L.P. and Polo Ralph Lauren Corporation*
 3.1     Form of Amended and Restated Certificate of Incorporation of the Company*
 3.2     Form of Bylaws of the Company*

EXHIBIT
NUMBER                                 DESCRIPTION OF EXHIBITS
------   ------------------------------------------------------------------------------------
 5.1     Opinion of Paul, Weiss, Rifkind, Wharton & Garrison with respect to the legality of the Class A Common Stock*
10.1     Form of Polo Ralph Lauren Corporation 1997 Long-Term Stock Incentive Plan*
10.2     Form of Polo Ralph Lauren Corporation 1997 Stock Option Plan for Non-Employee
         Directors*
10.3     Form of Registration Rights Agreement by and among Ralph Lauren, GS Capital
         Partners, L.P., GS Capital Partners PRL Holding I, L.P., GS Capital Partners PRL
         Holding II, L.P., Stone Street Fund 1994, L.P., Stone Street 1994 Subsidiary Corp.,
         Bridge Street Fund 1994, L.P., and Polo Ralph Lauren Corporation*
10.4     U.S.A. Design and Consulting Agreement, dated January 1, 1985, between Ralph Lauren, individually and d/b/a Ralph Lauren Design Studio, and Cosmair, Inc., and letter agreement related thereto dated January 1, 1985**
10.5     Restated U.S.A. License Agreement, dated January 1, 1985, between Ricky Lauren and
         Mark N. Kaplan, as Licensor, and Cosmair, Inc., as Licensee, and letter agreement related thereto dated January 1, 1985**
10.6     Foreign Design and Consulting Agreement, dated January 1, 1985, between Ralph
         Lauren, individually and d/b/a Ralph Lauren Design Studio, as Licensor, and L'Oreal
         S.A., as Licensee, and letter agreements related thereto dated January 1, 1985,
         September 16, 1994 and October 25, 1994**
10.7     Restated Foreign License Agreement, dated January 1, 1985, between The Polo/Lauren
         Company, as Licensor, and L'Oreal S.A., as Licensee, letter agreement related thereto dated January 1, 1985, and Supplementary Agreement thereto, dated October 1,
         1991**
10.8     Amendment, dated November 27, 1992, to Foreign Design And Consulting Agreement and
         Restated Foreign License Agreement**
10.9     Sublicense Agreement, dated February 1, 1992, between The Ralph Lauren Home Collec-
         tion and WestPoint Stevens Inc., as successor in interest to J.P. Stevens & Co.,
         Inc., and letter agreements related thereto dated July 6, 1992, January 4, 1994 and
         July 5, 1994**
10.10    License Agreement, dated March 1, 1998, between The Polo/Lauren Company, L.P. and
         Polo Ralph Lauren Japan Co., Ltd., and undated letter agreement related thereto**
10.11    Design Services Agreement, dated March 1, 1998, between Polo Ralph Lauren
         Enterprises, L.P. and Polo Ralph Lauren Japan Co., Ltd.**
10.12    Deferred Compensation Agreement dated April 1, 1993, between Michael J. Newman and
         Polo Ralph Lauren Corporation, assigned October 31, 1994 to Polo Ralph Lauren, L.P.*
10.13    Deferred Compensation Agreement dated April 3, 1994 between John D. Idol and Polo
         Ralph Lauren Corporation, assigned October 31, 1994 to Polo Ralph Lauren, L.P.*
10.14    Deferred Compensation Agreement dated April 1, 1995 between F. Lance Isham and Polo
         Ralph Lauren, L.P.*
10.15    Deferred Compensation Agreement dated April 1, 1993 between Cheryl L. Sterling Udell and Polo Ralph Lauren Corporation, assigned October 31, 1994 to Polo Ralph Lauren,
         L.P.*
10.16    Deferred Compensation Agreement dated April 1, 1996 between Donna A. Barbieri and
         Polo Ralph Lauren, L.P.*
10.17    Severance Agreement dated October 26, 1993 between Michael J. Newman and Polo Ralph
         Lauren Corporation, assigned October 31, 1994 to Polo Ralph Lauren, L.P.*
10.18    Severance Agreement dated March 3, 1994 between John D. Idol and Polo Ralph Lauren
         Corporation, assigned October 31, 1994 to Polo Ralph Lauren, L.P.*

EXHIBIT
NUMBER                                 DESCRIPTION OF EXHIBITS
------   ------------------------------------------------------------------------------------
10.19    Severance Agreement dated April 2, 1995 between F. Lance Isham and Polo Ralph
         Lauren, L.P.*
10.20    Severance Agreement dated October 26, 1993 between Cheryl L. Sterling Udell and Polo
         Ralph Lauren Corporation, assigned October 31, 1994 to Polo Ralph Lauren, L.P.*
10.21    Employment Agreement dated as of April 1, 1997 between David J. Hare and Polo Ralph
         Lauren, L.P.*
10.22    Form of Stockholders Agreement among Polo Ralph Lauren Corporation, GS Capital
         Partners, L.P., GS Capital Partners PRL Holding I, L.P., GS Capital Partners PRL
         Holding II, L.P., Stone Street Fund 1994, L.P., Stone Street 1994 Subsidiary Corp.,
         Bridge Street Fund 1994, L.P., Mr. Ralph Lauren, RL Holding, L.P. and RL Family,
         L.P.*
21.1     List of Subsidiaries*
23.1     Consent of Mahoney, Cohen, Rashba & Pokart, CPA, PC
23.2     Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in its opinion filed as Exhibit 5.1 to the Registration Statement)

---------------

 * To be filed by amendment.

** Portions of Exhibits 10.4 - 10.11 have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.

     (ii) Financial Statement Schedule

     Report of Independent Auditors on Schedule

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described above in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON APRIL 8, 1997.

                                          Polo Ralph Lauren Corporation

                                          By: /s/ Ralph Lauren
                                            ------------------------------------
                                            RALPH LAUREN
                                            CHAIRMAN OF THE BOARD
                                              AND CHIEF EXECUTIVE OFFICER

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ralph Lauren, Michael J. Newman and Victor Cohen and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                 TITLE                         DATE
------------------------------------    ------------------------------------    --------------

          /s/ Ralph Lauren              Chairman, Chief Executive Officer       April 8, 1997
------------------------------------      (principal executive officer) and
            RALPH LAUREN                  Director

       /s/ Michael J. Newman            Vice-Chairman, Chief Operating          April 8, 1997
------------------------------------      Officer and Director
         MICHAEL J. NEWMAN

     /s/ Nancy A. Platoni Poli          Vice-President and Chief Financial      April 8, 1997
------------------------------------      Officer (principal accounting and
       NANCY A. PLATONI POLI              financial officer)

                          INDEPENDENT AUDITOR'S REPORT

The Partners
Polo Ralph Lauren Enterprises, L.P.

     In connection with our audits of the combined financial statements of Polo Ralph Lauren Corporation as of April 1, 1995 and March 30, 1996 and for each of the three years in the period ended March 30, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedule of Valuation and Qualifying Accounts.

     In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

/s/ Mahoney Cohen Rashba & Pokart, CPA, PC

MAHONEY COHEN RASHBA & POKART, CPA, PC
New York, New York
June 21, 1996

                                                                     SCHEDULE II

                         POLO RALPH LAUREN CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS

                                       BALANCE AT   CHARGED TO   CHARGED TO                   BALANCE AT
                                       BEGINNING    COSTS AND      OTHER                        END OF
             DESCRIPTION                OF YEAR      EXPENSES     ACCOUNTS     DEDUCTIONS        YEAR
-------------------------------------  ----------   ----------   ----------   -------------   ----------
YEAR ENDED APRIL 2, 1994
  Allowance for doubtful accounts....    $4,589      $  1,850      --            $ 1,934(a)    $  4,505
  Allowance for sales discounts......     3,195        15,198      --             14,129          4,264
                                         ------      --------        ---         -------       --------
                                         $7,784      $ 17,048      --            $16,063       $  8,769
                                         ======      ========        ===         =======       ========
YEAR ENDED APRIL 1, 1995
  Allowance for doubtful accounts....    $4,505      $  2,700      --            $ 2,688(a)    $  4,517
  Allowance for sales discounts......     4,264        17,577      --             18,141          3,700
                                         ------      --------        ---         -------       --------
                                         $8,769      $ 20,277      --            $20,829       $  8,217
                                         ======      ========        ===         =======       ========
YEAR ENDED MARCH 30, 1996
  Allowance for doubtful accounts....    $4,517      $  1,122      --            $    85(a)    $  5,554
  Allowance for sales discounts......     3,700        22,280      --            $20,480          5,500
                                         ------      --------        ---         -------       --------
                                         $8,217      $ 23,402      --            $20,565       $ 11,054
                                         ======      ========        ===         =======       ========

---------------

(a) Accounts written-off as uncollectible.

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                           DESCRIPTION OF EXHIBITS                               PAGE
------   ------------------------------------------------------------------------  ------------
 1.1     Form of Underwriting Agreement*.........................................
 2.1     Subscription Agreement, dated as of April 6, 1997, by and among Mr.
         Ralph Lauren, RL Holding, L.P., RL Family, L.P., GS Capital Partners,
         L.P., GS Capital Partners PRL Holding I, L.P., GS Capital Partners PRL
         Holding II, L.P., Stone Street Fund 1994, L.P., Stone Street 1994
         Subsidiary Corp., and Bridge Street Fund 1994, L.P., and Polo Ralph
         Lauren Corporation*.....................................................
 2.2     Assignment and Assumption Agreement, dated as of April 6, 1997, by and among Mr. Ralph Lauren, RL Holding, L.P., RL Family, L.P., GS Capital
         Partners, L.P., GS Capital Partners PRL Holding I, L.P., GS Capital
         Partners PRL Holding II, L.P., Stone Street Fund 1994, L.P., Stone
         Street 1994 Subsidiary Corp., and Bridge Street Fund 1994, L.P. and Polo
         Ralph Lauren Corporation*...............................................
 3.1     Form of Amended and Restated Certificate of Incorporation of the
         Company*................................................................
 3.2     Form of Bylaws of the Company*..........................................
 5.1     Opinion of Paul, Weiss, Rifkind, Wharton & Garrison with respect to the legality of the Class A Common Stock*...................................
10.1     Form of Polo Ralph Lauren Corporation 1997 Long-Term Stock Incentive
         Plan*...................................................................
10.2     Form of Polo Ralph Lauren Corporation 1997 Stock Option Plan for Non-
         Employee Directors*.....................................................
10.3     Form of Registration Rights Agreement by and among Ralph Lauren, GS
         Capital Partners, L.P., GS Capital Partners PRL Holding I, L.P., GS
         Capital Partners PRL Holding II, L.P., Stone Street Fund 1994, L.P.,
         Stone Street 1994 Subsidiary Corp., Bridge Street Fund 1994, L.P., and
         Polo Ralph Lauren Corporation*..........................................
10.4     U.S.A. Design and Consulting Agreement, dated January 1, 1985, between
         Ralph Lauren, individually and d/b/a Ralph Lauren Design Studio, and
         Cosmair, Inc., and letter agreement related thereto dated January 1,
         1985**..................................................................
10.5     Restated U.S.A. License Agreement, dated January 1, 1985, between Ricky
         Lauren and Mark N. Kaplan, as Licensor, and Cosmair, Inc., as Licensee,
         and letter agreement related thereto dated January 1, 1985**............
10.6     Foreign Design and Consulting Agreement, dated January 1, 1985, between
         Ralph Lauren, individually and d/b/a Ralph Lauren Design Studio, as
         Licensor, and L'Oreal S.A., as Licensee, and letter agreements related thereto dated January 1, 1985, September 16, 1994 and October 25,
         1994**..................................................................
10.7     Restated Foreign License Agreement, dated January 1, 1985, between The
         Polo/Lauren Company, as Licensor, and L'Oreal S.A., as Licensee, letter agreement related thereto dated January 1, 1985, and Supplementary
         Agreement thereto, dated October 1, 1991**..............................
10.8     Amendment, dated November 27, 1992, to Foreign Design And Consulting
         Agreement and Restated Foreign License Agreement**......................
10.9     Sublicense Agreement, dated February 1, 1992, between The Ralph Lauren
         Home Collection and WestPoint Stevens Inc., as successor in interest to
         J.P. Stevens & Co., Inc., and letter agreements related thereto dated
         July 6, 1992, January 4, 1994 and July 5, 1994**........................

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                           DESCRIPTION OF EXHIBITS                               PAGE
------   ------------------------------------------------------------------------  ------------
10.10    License Agreement, dated March 1, 1998, between The Polo/Lauren Com-
         pany, L.P. and Polo Ralph Lauren Japan Co., Ltd., and undated letter agreement related thereto**.............................................
10.11    Design Services Agreement, dated March 1, 1998, between Polo Ralph
         Lauren Enterprises, L.P. and Polo Ralph Lauren Japan Co., Ltd.**........
10.12    Deferred Compensation Agreement dated April 1, 1993, between Michael J.
         Newman and Polo Ralph Lauren Corporation, assigned October 31, 1994 to
         Polo Ralph Lauren, L.P.*
10.13    Deferred Compensation Agreement dated April 3, 1994 between John D. Idol and Polo Ralph Lauren Corporation, assigned October 31, 1994 to Polo
         Ralph Lauren, L.P.*
10.14    Deferred Compensation Agreement dated April 1, 1995 between F. Lance
         Isham and Polo Ralph Lauren, L.P.*
10.15    Deferred Compensation Agreement dated April 1, 1993 between Cheryl L.
         Sterling Udell and Polo Ralph Lauren Corporation, assigned October 31,
         1994 to Polo Ralph Lauren, L.P.*
10.16    Deferred Compensation Agreement dated April 1, 1996 between Donna A.
         Barbieri and Polo Ralph Lauren, L.P.*
10.17    Severance Agreement dated October 26, 1993 between Michael J. Newman and
         Polo Ralph Lauren Corporation, assigned October 31, 1994 to Polo Ralph
         Lauren, L.P.*
10.18    Severance Agreement dated March 3, 1994 between John D. Idol and Polo
         Ralph Lauren Corporation, assigned October 31, 1994 to Polo Ralph
         Lauren, L.P.*
10.19    Severance Agreement dated April 2, 1995 between F. Lance Isham and Polo
         Ralph Lauren, L.P.*
10.20    Severance Agreement dated October 26, 1993 between Cheryl L. Sterling
         Udell and Polo Ralph Lauren Corporation, assigned October 31, 1994 to
         Polo Ralph Lauren, L.P.*
10.21    Employment Agreement dated as of April 1, 1997 between David J. Hare and
         Polo Ralph Lauren, L.P.*
10.22    Form of Stockholders Agreement among Polo Ralph Lauren Corporation, GS
         Capital Partners, L.P., GS Capital Partners PRL Holding I, L.P., GS
         Capital Partners PRL Holding II, L.P., Stone Street Fund 1994, L.P.,
         Stone Street 1994 Subsidiary Corp., Bridge Street Fund 1994, L.P., Mr.
         Ralph Lauren, RL Holding, L.P. and RL Family, L.P.*
21.1     List of Subsidiaries*
23.1     Consent of Mahoney, Cohen, Rashba & Pokart, CPA, PC.....................
23.2     Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in its opinion filed as Exhibit 5.1 to the Registration Statement).............

---------------

 *  To be filed by amendment.

** Portions of Exhibits 10.4 - 10.11 have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.